4/4


07022198

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME XS Cargo Income Fund

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 09 2007

THOMSON FINANCIAL

FILE NO. 82- 34949

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DATE: 4/4/07


RECEIVED
2007 APR -4 A 9:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
SEC MAIL
PROCESSING
RECEIVED
MAR 2 1 2007
WASH, D.C.
186
SECTION
AR/S
12-31-06

XS Cargo Income Fund

Consolidated Financial Statements

December 31, 2006 and 2005



PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

March 16, 2007

Auditors' Report

To the Unitholders of
XS Cargo Income Fund

We have audited the consolidated balance sheets of **XS Cargo Income Fund** as at December 31, 2006 and 2005 and the consolidated statements of earnings, (deficit) retained earnings and cash flows for the periods then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

XS Cargo Income Fund
Consolidated Balance Sheets
As at December 31

	2006	2005
	$	$
Assets		
Current		
Cash and cash equivalents	1,017,824	7,442,496
Rebate and other receivables	439,384	501,486
Inventory	22,288,806	15,752,388
Deposits on inventory	6,604,788	4,079,482
Prepaid expenses and deposits	828,775	612,151
	31,179,577	**28,388,003**
Deferred charges *(Note 7)*	**331,799**	**124,414**
Property and equipment *(Note 4)*	**4,332,028**	**2,730,783**
Intangible assets *(Note 5)*	**6,718,000**	**7,910,000**
Goodwill *(Note 3)*	**101,788,426**	**101,788,426**
	144,349,830	**140,941,626**
Liabilities		
Current		
Accounts payable and accrued liabilities	10,597,933	7,094,948
Deferred revenue *(Note 7)*	1,528,327	417,152
Distributions payable to unitholders *(Note 9)*	629,681	572,438
Distributions payable to non-controlling interest *(Note 10)*	1,103,235	1,000,943
Term loan *(Note 6)*	2,500,000	-
	16,359,176	**9,085,481**
Term Loan *(Note 6)*	**15,000,000**	**15,000,000**
Deferred revenue *(Note 7)*	**607,513**	**352,753**
Unamortized lease inducements *(Note 8)*	**317,975**	**142,116**
	32,284,664	**24,580,350**
Non-controlling interest *(Note 10)*	**57,493,942**	**59,527,529**
	89,778,606	**84,107,879**
Commitments *(Note 11)*		
Unitholders' Equity		
Fund Units *(Note 9)*	**56,131,876**	**56,131,876**
(Deficit) retained earnings	**(1,560,652)**	**701,871**
	54,571,224	**56,833,747**
	144,349,830	**140,941,626**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund

Consolidated Statements of Earnings

For the year ended December 31, 2006 and for the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to December 31, 2005

	Year ended December 31, 2006	*Eight-month period ended December 31, 2005*
	$	$
Sales	**116,793,895**	**68,967,157**
Cost of goods sold	**74,328,664**	**42,967,715**
Gross Margin	**42,465,231**	**25,999,442**
Expenses		
Administrative and operating	**28,676,052**	**14,594,401**
Amortization of property and equipment	**898,878**	**337,148**
Amortization of intangible assets	**1,192,000**	**745,000**
	30,766,930	**15,676,549**
Earnings before the undernoted	**11,698,301**	**10,322,893**
Other expenses		
Interest on bank indebtedness	**291,060**	**21,689**
Interest on term loan	**1,042,066**	**483,233**
Foreign exchange loss	**194,091**	**37,091**
	1,527,217	**542,013**
Earnings before non-controlling interest	**10,171,084**	**9,780,880**
Non-controlling interest *(Note 10)*	**4,991,919**	**4,797,481**
Net earnings for the period	**5,179,165**	**4,983,399**
Basic and diluted earnings per unit *(Note 16)*	**0.848**	**0.816**

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund

Consolidated Statements of (Deficit) Retained Earnings

For the year ended December 31, 2006 and for the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to December 31, 2005

	Year ended December 31, 2006	*Eight-month period ended December 31, 2005*
	$	$
Retained earnings, beginning of the period	701,871	-
Net earnings for the period	5,179,165	4,983,399
Distributions declared in the period	(7,441,688)	(4,281,528)
(Deficit) retained earnings, end of the period	(1,560,652)	701,871

The accompanying notes are an integral part of these financial statements

XS Cargo Income Fund
Consolidated Statements of Cash Flows
For the year ended December 31, 2006 and for the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to December 31, 2005

	Year ended December 31, 2006 $	*Eight-month period ended December 31, 2005* $
Cash provided by (used for) the following activities		
Operating Activities		
Net earnings for the period	5,179,165	4,983,399
Items not affecting cash:		
Non-controlling interest	4,991,919	4,797,481
Amortization of property and equipment	898,878	337,148
Amortization of intangible assets	1,192,000	745,000
Unit based compensation *(Note 13)*	147,000	187,330
Deferred charges, net of costs recognized	(207,385)	(124,414)
Deferred revenue, net of revenue recognized	1,365,935	769,905
Lease inducements received, net of amortization of lease inducements	175,859	142,116
	13,743,371	11,837,965
Net change in non-cash working capital	(5,713,262)	3,841,158
	8,030,109	15,679,123
Financing Activities		
Repayment of amounts due to Vendor	-	(901,394)
Net proceeds from the issuance of Units	-	56,131,876
Proceeds from term loan	2,500,000	15,000,000
Distributions paid on Fund Units	(7,384,445)	(3,709,089)
Distributions paid to non-controlling interest	(7,070,213)	(3,120,839)
	(11,954,658)	63,400,554
Investing Activities		
Purchases of property and equipment	(2,500,123)	(569,400)
Business acquisition – net of cash acquired *(Note 3)*	-	(71,067,781)
	(2,500,123)	(71,637,181)
(Decrease) Increase in cash and cash equivalents	(6,424,672)	7,442,496
Cash and cash equivalents, beginning of period	7,442,496	-
Cash and cash equivalents, end of period	1,017,824	7,442,496
Supplementary cash flow information		
Interest paid	1,333,126	504,922

The accompanying notes are an integral part of these financial statements

1. The Fund

XS Cargo Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 6, 2005. The Fund has been created to invest in the broadline closeout retail business, through an indirect acquisition of the controlling interest of XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine. Income tax obligations related to the distributions of the Fund are obligations of the Unitholder.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 35 (2005 – 27) closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland and Nova Scotia.

2. Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Basis of presentation

These financial statements are prepared on a consolidated basis and include the accounts of the Fund, XS Cargo Operating Trust, XS Cargo LP and GP. All inter-entity balances and transactions have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents include balances with banks and short-term investments with maturities of three months or less at acquisition.

Inventory

Inventory, consisting of retail merchandise, is valued at the lower of cost, determined using the average cost basis, and net realizable value.

Vendor volume rebate

The Fund receives a volume rebate from a particular vendor, which is accrued based on purchases from that vendor and included in rebate and other receivables. The portion of the rebate related to goods that the Fund has subsequently sold is recorded as a reduction of cost of sales and the portion related to goods that remain in inventory is recorded as a reduction of inventory.

Deposits on inventory

On certain inventory purchases, the Fund pays either a deposit or the balance in full prior to taking possession of the goods. Such payments are recorded as deposits on inventory until the Fund takes possession of the goods, at which time the balance is transferred to inventory.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value. Amortization rates are set forth below:

	Method	Rate
Leasehold improvements	straight-line	Shorter of lease term and 5 years
Office, computer and mobile equipment	straight-line	20%
Signs	straight-line	20%

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized, but is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment. The Fund uses the two-step impairment test as outlined in the CICA Handbook to assess whether the carrying value of goodwill is impaired.

Intangible assets

Intangible assets acquired at the time of the IPO represent management's estimate of the fair value of the XS Cargo brand name and trademark, supplier agreements, databases of sales and purchasing history, non-competition agreements and the value attributed to property leases at less than market rates. The intangible assets related to the brand name and trademark, supplier agreement and databases of sales and purchasing history have indefinite lives and are not amortized. The intangible assets related to the non-competition agreements are amortized on a straight-line basis over the 3-year term of the agreements and the amount attributable to property leases is amortized over the remaining terms of the leases. The Fund will assess the carrying value of the intangible assets that are not subject to amortization annually, or more frequently if events or changes in circumstances indicate a potential impairment. Intangible assets that are amortized are assessed for impairment when events or changes in circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is not recoverable and exceeds the fair value.

Future income taxes

The Fund complies with the Income Tax Act (Canada) to qualify as a mutual fund trust. A mutual fund trust is subject to tax in each taxation year on the amount of its income for the year, including the net realized taxable capital gains, less the portion thereof that it claims in respect of the amounts paid or payable to the unitholders for the year. The Fund intends to allocate all of its income and net realized capital gains, including those amounts derived from XS Cargo LP, so that the Fund will not generally be liable for income tax and as such, corporate income taxes have not been provided for in the Fund.

Revenue recognition

Revenue from retail product sales is recognized at the point of sale. Revenue from sales of product replacement extended warranty plans is recognized on a straight-line basis over the plan terms as described below.

Product replacement extended warranty plan

Revenue from sales of product replacement extended warranty plans ("PRPs") is recognized on a straight-line basis over the two-year term of the plans. Amounts received but not yet recognized as revenue are included as deferred revenue on the balance sheet, with the amount to be recognized within twelve months of the balance sheet date separately classified as current.

Costs of product replacement and general administration of the PRPs are recognized as incurred. Direct incremental selling costs of PRPs are deferred and recognized on the same basis as the related PRP revenue.

Lease inducements

Lease inducements are received from certain of the Fund's landlords, primarily in the form of rent-free periods. Lease inducements are recorded as a liability when received and are amortized as a reduction of rent expense over the terms of the related leases.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Translation gains and losses are included in current earnings.

Variable interest entities

The Fund undertakes a regular review to identify entities in which it has a variable interest by either contract, ownership or other pecuniary interests. Where the Fund is the primary beneficiary of an entity in which it has a variable interest, that entity is consolidated. As disclosed in note 15, the Fund has a variable interest in one entity, but has determined that it is not the primary beneficiary of that entity.

Unit-based compensation

Under the terms of an employment agreement, XS Cargo LP may issue a maximum of 6,944 additional XS Cargo LP Exchangeable LP Units and 4,789 additional XS Cargo LP Subordinated LP Units per annum to the Fund's Chief Financial Officer as performance based compensation, on approval of the Chief Executive Officer and the Fund's Governance and Compensation Committee. Compensation expense, which is included in administrative and operating expenses, is measured at the estimated fair value of the units awarded on the grant date.

Measurement uncertainty and use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. For example, amortization is based on the estimated useful lives of property and equipment and inventory is recorded after an evaluation as to the net realizable value and is appropriately reduced if net realizable value is estimated to be below cost. As well, freight costs are allocated to inventory based on a percentage of the freight paid in the period in comparison to the total purchases made in the period. This percentage is then applied to the ending inventory balance.

These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Issuance of Units and business acquisition

On May 17, 2005, the Fund completed the IPO for aggregate proceeds of $61,060,000. The cost of the issuance of Units was $4,928,124 resulting in net proceeds of $56,131,876. The Fund used the net proceeds from the IPO to acquire an indirect 51% interest in XS Cargo LP, represented by 6,106,000 Ordinary LP Units. XS Cargo LP combined these funds with proceeds from credit facilities (note 6) to acquire 100% of the net business assets of the Vendor.

The acquisition of the Fund's interest in the Acquired Business has been accounted for using the purchase method and has been allocated to the assets acquired and liabilities assumed, as follows:

	$
Property and equipment	2,373,558
Goodwill	101,788,426
Intangible assets	8,655,000
	112,816,984
Net working capital	16,979,392
	129,796,376
Consideration, being cash from IPO and new credit facilities	71,131,876
XS Cargo LP Exchangeable LP Units	34,719,700
XS Cargo LP Subordinated LP Units	23,944,800
Total Consideration	129,796,376

Included in net working capital is cash acquired of $64,095.

4. Property and equipment

	December 31, 2006		
	Cost	***Accumulated Amortization***	***Net book Value***
	$	**$**	**$**
Leasehold improvements	977,707	191,055	786,652
Office, computer and mobile equipment	4,247,763	974,893	3,272,870
Signs	342,584	70,078	272,506
	5,568,054	1,236,026	4,332,028

	December 31, 2005		
	Cost	***Accumulated Amortization***	***Net book Value***
	$	**$**	**$**
Leasehold improvements	426,757	42,264	384,493
Office, computer and mobile equipment	2,463,416	275,296	2,188,120
Signs	177,758	19,588	158,170
	3,067,931	337,148	2,730,783

5. Intangible assets

	December 31, 2006		
	Cost	Accumulated Amortization	Net book Value
Indefinite life	$	$	$
Brand name and trademark	690,000	-	690,000
Supplier agreement	3,385,000	-	3,385,000
Database of sales and purchasing history	430,000	-	430,000
	4,505,000	-	4,505,000
Limited life			
Operating lease agreements	1,600,000	555,750	1,044,250
Non-competition agreements	2,550,000	1,381,250	1,168,750
	4,150,000	1,937,000	2,213,000
	8,655,000	1,937,000	6,718,000

	December 31, 2005		
	Cost	Accumulated Amortization	Net book Value
Indefinite life	$	$	$
Brand name and trademark	690,000	-	690,000
Supplier agreement	3,385,000	-	3,385,000
Database of sales and purchasing history	430,000	-	430,000
	4,505,000	-	4,505,000
Limited life			
Operating lease agreements	1,600,000	213,750	1,386,250
Non-competition agreements	2,550,000	531,250	2,018,750
	4,150,000	745,000	3,405,000
	8,655,000	745,000	7,910,000

6. Credit facilities

Term loan

Term loan consists of a committed non-revolving term loan facility. The maximum available on the term loan facility is $17,500,000, of which $17,500,000 was outstanding at December 31, 2006 (2005 - $15,000,000). The term loan is collateralized by a first charge on all present and after acquired personal property and an assignment of inventory. Interest on the term facility is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. The credit facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity.

The term loan was drawn in the form of prime rate loans on May 17, 2005 concurrent with the acquisition described in note 3. During the year interest was charged at a rate of prime plus 0.25% and totaled $1,042,066 (2005 - $483,233). As at December 31, 2006, prime rate was 6.0% (2005 – 5.0%). The principal balance of the term loan is due on May 17, 2007 and may be extended for an additional year to May 17, 2008 based on approval by the lender. Subsequent to the balance sheet date, the term loan was extended and principal balance is due on May 16, 2008. The credit available on the term loan was also increased to $25,000,000; with the principal required to be reduced to $15,000,000 by September 30, 2007, resulting in $2,500,000 classified as a current liability at December 31, 2006.

Operating loan

The Fund has available under its credit facilities a $12,500,000 ($10,000,000 available from January to July) demand revolving loan. Under the terms of the credit facility agreement, the operating loan is collateralized along with the term loan as described above. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.50% depending on the Fund's ratio of senior debt to EBITDA. During the year, the Fund paid interest of $291,060 (2005 - $21,689) on amounts drawn on the operating loan at a rate of prime. As at December 31, 2006 prime rate was 6.0%, and there was no amount outstanding on the operating loan at the end of the December 31, 2006 or December 31, 2005. Subsequent to the balance sheet date, the demand revolving loan limit was increased to $20,000,000 ($12,500,000 available from January to July).

Financial covenants

Both the Term Loan and Operating Loan ("Loans") require the Fund to maintain certain financial covenants, including a maximum senior debt to EBITDA ratio of 1.5:1.0, a minimum current ratio of 1.5:1.0 and a minimum fixed charge coverage ratio of 1.0:1.0. Additionally, the covenants limit the Fund's ability to undertake mergers, acquisitions, new indebtedness, declare distributions in excess of distributable cash and other changes in the business without approval of the lender.

In March 2007, the Fund entered into amending agreements for the Loans that amended or waived certain financial covenants as of December 31, 2006, with which the Fund otherwise would not have complied. After obtaining waivers on two covenants the Fund was in compliance with all Loan agreements as of December 31, 2006. The new covenants include a maximum senior debt to EBITDA ratio of 2.5:1.0, a minimum current ratio of 1.5:1.0 and a minimum fixed charge coverage ratio of 0.85:1.0.

7. Deferred revenue and deferred charges

The following tables detail the deferred revenue and charges associated with the product replacement extended warranty plans:

	December 31, 2006	*December 31, 2005*
Deferred revenue	$	$
Deferred revenue, beginning of period	769,905	-
PRP sales	2,350,321	827,067
Amounts recognized as revenue	(984,386)	(57,162)
Deferred revenue, end of period	2,135,840	769,905
Less: current portion of deferred revenue	1,528,327	417,152
	607,513	352,753
Deferred charges		
Deferred charges, beginning of period	124,414	-
Direct incremental selling costs	352,280	134,230
Costs recognized	(144,895)	(9,816)
Deferred charges, end of period	331,799	124,414

8. Unamortized lease inducements

	December 31, 2006	*December 31, 2005*
	$	$
Cost	506,625	272,151
Accumulated amortization	(188,650)	(130,035)
	317,975	142,116

Lease inducements received are non-cash transactions in the form of rent-free periods and, as such, have been added back as a non-cash item in operating activities on the statement of cash flows. Amortization of lease inducements represents a non-cash reduction in rent expense and, as such, is a deduction in cash flow from operations on the statement of cash flows.

9. Unitholders' Equity

Fund Units

The following units are issued and outstanding:

	Number of Units #	Issue Costs $	Net Capital Contributions $
Fund Units Issued, December 31, 2006 and 2005	6,106,000	4,928,124	56,131,876

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units have equal voting rights and privileges. There were no changes in the number or amount of Fund Units issued during the year.

Distributions to Unitholders

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. Distributions totaling $1.21875 per Fund Unit ($7,441,688) were declared by the Fund during the year (2005 - $4,281,528). The distribution declared for the month of December 2006 in the amount of $0.103125 per Fund Unit ($629,681) was included in distributions payable to unitholders at December 31, 2006 and was paid on January 15, 2007. The distribution declared for the month of December 2005 in the amount of $0.09375 per Fund unit ($572,438) was included in distributions payable to unitholders at December 31, 2005 and was paid on January 15, 2006. On March 19, 2007, the Fund announced a decrease in the monthly distribution rate back to the level at the time of the IPO of $0.09375 per unit ($1.125 on an annualized basis).

10. Non-controlling interest

	XS Cargo LP Exchangeable LP Units	*XS Cargo LP Subordinated LP Units*	*Total*
	#	#	#
Balance – May 17, 2005	3,471,940	2,394,480	5,866,450
Unit based compensation award (Note 13)	6,944	4,789	11,733
Balance – December 31, 2005	3,478,914	2,399,269	5,878,183
Unit based compensation award (Note 13)	6,944	4,789	11,733
Balance – December 31, 2006	3,485,858	2,404,058	5,889,916
	$	$	$
Balance – May 17, 2005	34,719,700	23,944,800	58,664,500
Unit based compensation award (Note 13)	69,440	47,890	117,330
Non-controlling interest – earnings	2,839,317	1,958,164	4,797,481
Distributions declared	(2,439,414)	(1,682,368)	(4,121,782)
Accrued contingent unit based compensation award (Note 13)			70,000
Balance – December 31, 2005	35,189,043	24,268,486	59,527,529
Unit based compensation award (Note 13)	69,440	47,890	117,330
Non-controlling interest – earnings	2,954,392	2,037,527	4,991,919
Distributions declared	(4,244,939)	(2,927,567)	(7,172,506)
	33,967,936	23,426,336	57,464,272
Net accrued contingent unit based compensation award (Note 13)			29,670
			57,493,942

XS Cargo LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by XS Cargo LP have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the exchangeability terms as described below. They are exchangeable directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been presented as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions from XS Cargo LP pro rata with distributions made by XS Cargo LP on Fund Units.

XS Cargo LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 9), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 9) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed on Fund Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis and the subordination provisions will apply until the end of any fiscal year ending on or after December 31, 2006 if, for that fiscal year the Fund has earned EBITDA (earnings before interest, taxes, depreciation and amortization) of at least $14.432 million and the Fund has paid distributions of at least $1.125 per Fund Unit for such fiscal year. For the year ended December 31, 2006, the criteria were not met for the automatic exchange to occur.

Fund Special Voting Units

	Number #	Amount $
Issued and outstanding – May 17, 2005	5,866,450	-
Issued during the period ended December 31, 2005	11,733	
Issued and outstanding – December 31, 2005	5,878,183	
Issued during the year ended December 31, 2006	11,733	-
Issued and outstanding – December 31, 2006	5,889,916	-

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Unit and Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of the Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

Distributions to non-controlling interest

The Fund's policy is to distribute annually to holders of Fund Units, Exchangeable LP Units and Subordinated LP Units available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the trustees of the Fund. The policy allows the Fund to make stable monthly distributions to holders of Exchangeable LP Units and quarterly distributions to holders of Subordinated LP Units based on its estimate of distributable cash for the year. Distributions totaling $1.21875 per Exchangeable LP Unit ($4,244,939) and $1.21875 per Subordinated LP Unit ($2,927,567) were declared by the Fund during year. Distributions declared on Exchangeable LP Units for the month of December in the amount of $0.103125 per unit ($359,479) and distributions on Subordinated LP Units for the three months ended December 31, 2006 in the amount of $0.309375 per unit ($743,756) were included in distributions payable to non-controlling interest at the balance sheet date and were paid on January 15, 2007. For 2005, distributions declared on Exchangeable LP Units for the month of December in the amount of $0.09375 per unit ($326,148) and distributions on Subordinated LP Units for the three months ended December 31, 2005 in the amount of $0.28125 per unit ($674,795) were included in distributions payable to non-controlling interest at the balance sheet date were paid on January 15, 2006. On March 19, 2007, the Fund announced a decrease in the monthly distribution rate on Exchangeable LP Units back to the level at the time of the IPO of $0.09375 per unit ($1.125 on an annualized basis). Distributions on Subordinated LP Units have been suspended.

11. Commitments

The Fund occupies the premises of its stores, warehouses and office under lease agreements requiring basic monthly rents for the years indicated and in aggregate as follows:

Years ending December 31,	
2007	4,399,644
2008	4,258,081
2009	3,831,128
2010	2,794,582
2011	2,016,472
Thereafter	5,954,491
Total	23,254,398

The Fund has capital expenditures commitments of approximately $700,000 related to two new stores, approximately $280,000 of which will be incurred in the first quarter of 2007 and approximately $420,000 of which will be incurred in the second quarter of 2007.

12. Long-term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management, officers and directors of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of the Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts. The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust. The funds in the trust are used to purchase units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Participation rate
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

The Fund records annual awards under the Plan as compensation expense over the vesting period. For the year ended December 31, 2006, the distributable cash per unit of the Fund exceeded the threshold amount. As a result, the Fund will transfer $22,898 to the LTIP trust in 2007. No compensation expense was recorded under the Plan in the year ended December 31, 2006 (2005 - $Nil).

13. Unit-based compensation

Under the terms of the Acquisition Agreement between the Vendor and the Fund, the Fund assumed certain obligations under an employment agreement with the Chief Financial Officer. Under the terms of that agreement, XS Cargo LP issued 6,944 XS Cargo Exchangeable Units and 4,789 Subordinated LP Units to the Chief Financial Officer on June 30, 2006. The unit-based award was recorded as administration and operating costs in the amount of $147,000 (2005 - $117,330), the estimated fair value of the units on the grant date, resulting in an increase in non-controlling interest. Under the employment agreement, the Fund may issue a maximum of 6,944 of XS Cargo Exchangeable LP Units and 4,789 Subordinated LP Units per year based on performance until 2009. If awarded, the units are issued on the anniversary date of the IPO, May 17, 2005. The Fund accrues a contingent award throughout the year, based on the estimated fair value of the units at the grant date. The Fund has accrued a contingent award of $99,670 (2005 - $70,000), which if granted, will be issued in May 2007.

14. Financial instruments

Foreign currency risk

The Fund purchases a significant amount of its inventory from suppliers in the United States. Consequently, the Fund's gross margin is exposed to foreign exchange fluctuations. This exposure is limited because the Fund does not enter into significant future purchase commitments, but wires funds in advance upon placing orders with United States suppliers.

Interest rate risk

The Fund's credit facilities, as described in note 6 bear interest with floating rates over prime or the appropriate bankers' acceptance rate, thus exposing the Fund to interest rate fluctuations.

Fair value

The Fund's financial instruments consist of cash and cash equivalents, rebate and other receivables, accounts payable and accrued liabilities, distributions payable, operating loan and term loan. The carrying amount of financial instruments that are included in working capital approximate their fair values due to their relatively short terms to maturity. The carrying value of the term loan approximates fair value since the interest rate fluctuates and approximates rates currently available to the Fund.

15. Variable interest entity

The Fund has a vendor supply and volume rebate agreement with Samra Imports Ltd., ("Samra"). Samra imports products from China which it sells to the Fund and other customers. Samra is the Fund's largest supplier accounting for approximately 19% of the Fund's purchases since the commencement of the agreement and the Fund is Samra's largest customer. The purpose of the agreement is to outline the supply terms and to provide the Fund with a rebate based on its significant volume of purchases from Samra. The Fund has determined that Samra is a variable interest entity and that the supply and rebate agreement represents a variable interest in Samra. The Fund has determined, however, that it is not the primary beneficiary under the supply and rebate agreement since the Fund is not entitled to receive a majority of Samra's expected residual returns or absorb a majority of its expected losses. As Samra is a separate legal entity, XS Cargo does not have direct access to Samra's assets and Samra's creditors do not have recourse against XS Cargo.

During the year, the Fund purchased approximately $13,652,000 (2005 - $5,597,000) of inventory from Samra. Included in deposits on inventory, is a balance of $520,614 (2005 - $Nil), outstanding from Samra related to those purchases. In addition, included in accounts payable and accrued liabilities is a balance of $Nil (2005 - $378,292) owing to Samra related to those purchases. Samra issued the Fund a volume rebate for purchases made from the year in the amount of $1,060,540 (2005 - $671,731), of which $435,914 is included in rebate and other receivables (2005 - $501,486)

16. Basic and diluted earnings per unit

The following table outlines the adjustments to the numerator and denominator to calculate the basic and diluted earning per unit:

	Basic Earnings per Unit	Dilution Adjustments		Diluted Earnings per Unit
December 31, 2006				
Net earnings	$5,179,165	$4,991,919	(a)	$10,171,084
Average Units outstanding	6,106,000	5,884,098	(b)	11,990,098
Earnings per Unit	0.848			0.848

	Basic Earnings per Unit	Dilution Adjustments		Diluted Earnings per Unit
December 31, 2005				
Net earnings	$4,983,399	$4,797,481	(a)	$9,780,880
Average Units outstanding	6,106,000	5,878,183	(b)	11,984,183
Earnings per Unit	0.816			0.816

(a) Adjustment to add back non-controlling interest if Exchangeable LP Units and Subordinated LP Units are converted to Fund Units

(b) Adjustment to reflect the conversion of Exchangeable LP Units and Subordinated LP Units to Fund Units on a one-for-one basis

17. Future income taxes

The Fund does not record income taxes relating to the temporary differences nor income earned by the Fund. Unitholders and partners of XS Cargo LP will be responsible for these income taxes. The differences between the tax bases and the reported amounts of the Fund's assets and liabilities, for which future income taxes are not recorded, are as follows:

	December 31, 2006	***December 31, 2005***
	$	**$**
Goodwill	42,635,365	42,241,274
Intangible assets	3,852,006	5,010,497
Property and equipment	(922,678)	(23,799)
Issue costs	(2,919,359)	(3,814,792)
Deferred revenue	(2,135,840)	(769,905)
Other	13,824	(17,702)
	40,523,318	42,625,573

Of the difference relating to goodwill, $40,387,625 (2005 - $40,387,625) is not deductible for tax purposes.

18. Seasonal nature of the business

The Fund's results for the period are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The business historically experiences a higher level of sales in the fourth quarter and a lower level of sales in the first quarter due to seasonal shopping patterns. Occupancy-related expenses, certain administrative and operating expenses, amortization, and interest expense remain relatively steady throughout the year.

19. Segmented information

The Fund identifies operating segments based on business activities, management responsibility and geography. The Fund operates within a single operating segment, being the operation of closeout retail stores in Canada. All of the Fund's assets are located in Canada.

20. Subsequent events

Subsequent to December 31, 2006, XS Cargo entered into lease agreements to open new stores in Moncton, New Brunswick; Kamloops, British Columbia; Belleville, Ontario; Peterborough, Ontario and Sarnia, Ontario.


XS cargo
NOTHING BUT BARGAINS

XS CARGO INCOME FUND

Management's Discussion of Financial Condition and Results of Operations

For the quarter and year ended December 31, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes (the "Financial Statements") of XS Cargo Income Fund (the "Fund") for the year ended December 31, 2006. These financial statements, management's discussion and analysis and other documents filed with regulatory authorities can be found on SEDAR at www.sedar.com. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest thousand dollars, while other amounts have been rounded to the nearest hundred thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

This MD&A is dated March 16, 2007.

OVERVIEW OF THE FUND

Issuance of Fund Units and Acquisition

XS Cargo Income Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta. The Fund invests in the broadline closeout retail business, through an indirect controlling interest in XS Cargo Limited Partnership ("XS Cargo LP") and its general partner ("GP") (collectively "XS Cargo"), and such other investments as the Trustees may determine.

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units ("Fund Units"), at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP (note 3) and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor").

The Fund Units trade on the Toronto Stock Exchange under the symbol XSC.UN.

Basis of Management's Discussion and Analysis

To provide more meaningful information, the following MD&A compares the operating results of the Fund for the year ended December 31, 2006 to those of the combined results for the Vendor and Fund for the year ended December 31, 2005. (See "Non-GAAP Measures"). The Fund commenced operations on May 17, 2005, therefore the Fund results are only available for the period from May 17, 2005 to December 31, 2005 for comparatives purposes.

It is management's view that employee profit sharing plan contributions incurred by the Vendor are not relevant when compared to the Fund because of differences between the structure and policies of the Fund to those of the Vendor. Those contributions have been added back when computing earnings from operations as described in "Non-GAAP Measures."

The Business of the Fund

XS Cargo LP operates 36 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Nova Scotia, Newfoundland and New Brunswick.

Operating Highlights

We continued our successful store expansion strategy in the fourth quarter with new stores opening in Vancouver, Halifax and St. John's on October 26, 2006. Throughout the year, eight new stores were opened bringing the total at year-end to 35. Our 36th store was opened in Moncton, New Brunswick on February 23, 2007. All of the grand openings were successful and all of our stores continue to generate positive earnings from operations and cash flows.

Sales during the fourth quarter were lower than expected due to problems with the allocation of inventory between stores that resulted in higher than normal stock-outs. The inventory allocation problems were the result of difficulties encountered with an upgrade to our point-of-sale and inventory allocation software in the third quarter. Although sales were strong in the three weeks leading into Christmas (same store sales up 2.4% over same period last year), they were not sufficient to compensate for the inventory allocation problems throughout the quarter. Efforts to reallocate inventory between stores contributed to higher freight costs, which rose from 6.8%to 8.8% of sales for the quarter, as well as labour inefficiencies in our distribution centres.

Lower than expected third and fourth quarter sales, higher freight costs and significant upward wage pressures resulted in a decrease in EBITDA over the prior year. Excluding new stores, we experienced a 31% increase in wage expense. The majority of the wage increases were in Alberta where we have our corporate head office, one distribution centre and eight stores. Wages in Alberta represent over 41% of our total wage expense and our average wage rates in Alberta have increased by 22% over the prior year. The wage rate increases combined with the new positions required to support our growth and labour inefficiencies described above, resulted in a 63% increase in Alberta wage costs in the fourth quarter compared to the same period last year. Further wage rate increases will be mitigated by our expansion outside of Alberta, including the three stores that opened in the fourth quarter.

Subsequent to year-end we entered into agreements with JDA® Software Group, Inc. ("JDA") for the purchase of a new point-of-sale and inventory management system and with Retail Process Engineering ("RPE") for consulting and implementation services. The new system implementation is commencing April 1, 2007 with targeted completion by the end of the third quarter. The total implementation costs are estimated at $2.5 million for software, hardware and implementation services. We are confident that the new system will not only allow us to effectively address our inventory allocation problems, but will contribute to improved labour efficiencies in our stores, distribution centres and head office.

We commenced processing sales through xscargo.ca on November 16, 2006 with minimal marketing initiatives. We continue to refine our processes and on-line catalogue with the objective of launching our official "E-commerce Grand Opening" in the second quarter of 2007. We achieved our break-even sales level during this soft launch period and our experience to-date indicates that we will be successful expanding our customer base, and increasing sales and earnings through the internet.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Fourth Quarter and Year End Operating Results

The following tables show the unaudited results of the Fund for the quarter and year ended December 31, 2006; the results of the Fund for the quarter ended December 31, 2005 and the combined results of the Fund and the Vendor for the year ended December 31, 2005. The results of operations for these periods are not necessarily indicative of the results of operations to be expected in any given period.

Fourth Quarter Operating Results (unaudited)	**Oct. 1 to Dec. 31, 2006**	**Oct 1 to Dec. 31, 2005**	**Change Q4 2006 from 2005**
Sales	42,339,077	36,436,104	5,902,973
Cost of Goods Sold	27,784,931	22,670,875	5,114,056
Gross Margin	14,554,146	13,765,229	788,917
	34.4%	37.8%	
Administrative and Operating Expenses*	9,931,827	7,047,239	2,884,588
Earnings from Operations, as defined*	4,622,319	6,717,990	(2,095,671)

Annual Operating Results (unaudited)	**Fund January 1 to Dec. 31, 2006**	**Combined Vendors and Fund January 1 to Dec. 31, 2005**	**Change 2006 over 2005**
Sales	116,793,895	97,367,234	19,426,661
Cost of Goods Sold	74,328,664	61,348,476	12,980,188
Gross Margin	42,465,231	36,018,758	6,446,473
	36.4%	37.0%	
Administrative and Operating Expenses*	28,529,052	20,674,133	7,854,919
Earnings from Operations, as defined*	13,936,179	15,344,625	(1,408,446)
Non-recurring operating expenses**	170,000	-	170,000
Earnings from Operations before non-recurring expenses	14,106,179	15,344,625	(1,238,446)

* Earnings from operations have been calculated as described under "Non-GAAP Measures". For purposes of this table, administrative and operating expenses exclude the expenses outlined in the calculation of Earnings from Operations as described under "Non-GAAP Measures".

** Non-recurring operating expenses consist of expenses relating to the consolidation of the Edmonton distribution facilities.

Sales

Fourth Quarter

The following table compares sales for the three months ended December 31, 2006 to the three months ended December 31, 2005 for new and same stores:

	Sales				Number of Stores as of December 31	
	2006	2005	Change	% change	2006	2005
Same stores	25,095,725	27,634,529	(2,538,804)	(9.2%)	19	19
New stores	17,243,352	8,801,575	8,441,777	95.9%	16	8
Total	42,339,077	36,436,104	5,902,973	16.2%	35	27

Fourth quarter sales increased by $5.9 million, from $36.4 million to $42.3 million, an increase of 16.2%. New stores, defined as stores that have not been open for a full 12 months in the current and prior period, contributed an additional $8.4 million in sales. The offsetting $2.5 million decrease represents a 9.2% decrease in same store sales. The decrease in same store sales was primarily due to problems with the allocation of inventory between stores that resulted in higher than normal stock-outs. Implementation problems with an upgrade to our point-of-sale and inventory management software during the third quarter led to the difficulties with inventory allocations..

Annual

Year over year sales have increased by $19.4 million, from $97.4 million to $116.8 million, representing an increase of 20.0%. For the year, same store sales were down 1.4%, excluding three stores that experienced cannibalization from new stores opening in overlapping trading areas. The decrease in same store sales for the year was primarily the result of slower sales in the third and fourth quarter as discussed above.

The following table outlines the number of stores and percentage of store sales by geographical region:

	December 31, 2006			December 31, 2005		
	Number of stores, end of quarter	Percentage of sales during the quarter	Percentage of sales during the year	Number of stores, end of quarter	Percentage of sales during the quarter	Percentage of sales during the year
Region						
Ontario	15	45.3%	48.0%	12	48.5%	50.4%
Alberta	8	20.8%	22.7%	7	23.8%	24.3%
Saskatchewan and Manitoba	3	8.4%	8.9%	3	10.5%	10.8%
British Columbia	7	18.2%	17.7%	5	17.2%	14.5%
Nova Scotia and Newfoundland	2	7.3%	2.7%	-	0.0%	0.0%
Total	35	100.0%	100.0%	27	100.0%	100.0%

Product Replacement Plan Sales

Sales of two-year product replacement extended warranty plans continue to be strong. During the fifteen months since implementation, $3.2 million of Product Replacement Plans ("PRPs") were sold, with $1.1 million recognized as revenue since inception, approximately $0.4 million of which was recognized during the fourth quarter. Revenue from PRP sales is deferred and recognized on a straight-line basis over the two-year terms of the PRPs.

Cost of Goods Sold and Gross Margin

Fourth Quarter

Cost of goods sold for the quarter increased by $5.1 million from $22.7 million to $27.8 million, an increase of 22.6%, primarily as a result of new store openings.

Gross margin for the quarter increased by $0.8 million, from $13.8 million to $14.6 million, an increase of 5.7%. This increase is a result of net increases in sales volumes from new store development. Gross margin percentage decreased from 37.8% to 34.4%. The decrease in gross margin was primarily due to higher freight costs, which rose from 6.8% of sales to 8.8% of sales. Reallocation of inventory between stores and rising rates contributed to the higher freight expense. Additional inventory movement was required because of the inventory allocation problems described under sales above. The cost of products sold rose from 55.5% of sales to 56.9% of sales. This increase is partially due to the temporary impact of changes in the Canadian-US dollar exchange rate, which increased from 1.10 to 1.18 during the quarter.

Annual

Cost of goods sold for the year increased by $13.0 million, from $61.3 million to $74.3 million, an increase of 21.2%, primarily as a result of new store openings.

Gross margin for the year increased by $6.4 million, from $36.0 million to $42.4, an increase of 17.9%. Of this increase, $7.2 million was a result of net increases in sales volumes from new store development. This was offset by a $0.8 million decrease as a result of a reduction in gross margin percentage from 37.0% to 36.4%.

Combined Administrative and Operating Expenses

Fourth Quarter

For the quarter, administrative and operating expenses increased by approximately $2.9 million from $7.0 million to $9.9 million. This increase is primarily the result of increases in rent ($0.4 million increase), wages ($1.1 million increase) and advertising ($0.9 million increase). The increases in rent and advertising were primarily the result of new store openings. The increase in wages was the result of new stores openings as well as significant wage rate increases, primarily in Alberta. The components of the wage increases are summarized in the chart below (in $millions):

	New Stores	Alberta	Other Markets	Total
Wages	0.5	0.5	0.1	1.1
% increase from prior year	100%	63%	8%	46%

(Note: three new stores opened in Alberta are considered part of "New Stores" for the above breakdown)

Our average wages rates in Alberta have increased by 22% over the same quarter in 2005, with the remaining increase in wages a result of adding new positions to support our growth and additional labour hours used in our distribution centre as a result of our inventory allocation problems described above.

Annual

For the year, administrative and operating expenses increased by $7.9 million from $20.7 million to $28.5 million. This increase is primarily the result of increases in rent ($1.7 million increase), wages ($3.2 million increase) and advertising ($1.7 million increase). The increase in rent is the result of new store growth as well as the new distribution centre that opened in Mississauga, Ontario in May 2005 ($0.8 million). The increase in advertising expense is entirely due to new store growth. The increase in wage expense is the result of new store growth, the new distribution centre as well as significant upward wage pressures, particularly in Alberta. In addition, incremental public company administrative expenses accounted for $0.1 million of the increase. Included in year-to-date administrative and operating costs are $0.2 million of non-recurring expenses related to the consolidation of the Edmonton distribution facilities that were incurred in the first quarter.

The components of the wage increase are summarized in the table below (in $millions):

	New Stores	Alberta	Other Markets	Total
Wages	1.5	1.5	0.2	3.2
% increase from prior year	100%	55%	3%	40%

(Note: three new stores opened in Alberta are considered part of "New Stores" for the above breakdown)

Our average wages rates in Alberta have increased by 22% over 2005, with the remaining increase in wages a result of adding new positions to support our growth and additional labour hours used in our distribution centre as a result of our inventory allocation problems described above.

Earnings from Operations

Fourth Quarter

For the quarter, earnings from operations decreased by $2.1 million, from $6.7 million to $4.6 million, a decrease of 31.2%, as a result of the factors discussed previously.

Annual

For the year, earnings from operations decreased by $1.4 million, from $15.3 million to $13.9 million, a decrease of 9.2%, as a result of the factors discussed previously.

Fund Net Earnings

For the three months ended December 31, 2006, the Fund had net earnings of $1.7 million or $0.286 per unit on a basic and diluted basis.

For the twelve months ended December 31, 2006, the Fund had net earnings of $5.2 million or $0.848 per unit on a basic and diluted basis.

Financial Position

The following are the significant assets, liabilities and equity of the Fund as at the specified dates:

	Dec 31, 2006	Dec. 31, 2005
Cash and cash equivalents	1,017,824	7,442,496
Inventory	22,288,806	15,752,388
Total current assets	31,179,577	28,388,003
Total assets	144,349,830	140,941,626
Total current liabilities	16,359,176	9,085,481
Term loan	17,500,000	15,000,000
Non-controlling interest	57,493,942	59,527,529
Unitholders' equity	54,571,224	56,833,747

Distributable Cash and Cash Distributions

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund pays cash distributions on or about the 15th of the month to unitholders of record on the last business day of the previous month.

The Fund uses cash provided by operating activities, excluding changes in non-cash working capital, as its basis to calculate distributable cash. The operations of the Fund are seasonal in nature with as much as 40% of annual distributable cash generated in the fourth quarter. The regular build-up and draw down of inventory levels due to seasonal shopping patterns creates significant fluctuations of non-cash working capital from quarter to quarter. Management believes that excluding these changes in non-cash working capital better reflects the cash available for distribution to unitholders.

Deferred revenue and deferred charges relating to PRPs, net of revenue or costs recognized, are adjusted as the revenue and direct costs related to the PRPs are deferred and recognized over the term of the PRPs. The amounts will be included in net earnings once they are recognized.

Lease inducements received, net of amortization of lease inducements is also adjusted as the inducements received from landlords are deferred and recognized over the course of the leases. The amounts will be included in net earnings once they are amortized.

The Fund expects that the first three quarters will have distributions declared in excess of distributable cash earned. As the fourth quarter generates as much as 40% of the annual distributable cash, the prior three quarters' distribution deficit is funded by excess created in the fourth quarter. If on an annual basis, the payout ratio exceeds 100%, the difference is funded by the operating loan.

The following table summarizes the distributions from January 1, 2006 to December 31, 2006:

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Record Date	Payment Date	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Jan. 31, 2006	Feb. 15, 2006	572,438	572,438	326,148	326,148	898,586	898,586
Feb. 28, 2006	March 15, 2006	572,437	572,437	326,148	326,148	898,585	898,585
March 31, 2006	April 15, 2006	629,681	629,681	1,056,051	1,056,051	1,685,732	1,685,732
April 30, 2006	May 15, 2006	629,682	629,682	358,763	358,763	988,445	988,445
May 31, 2006	June 15, 2006	629,681	629,681	358,763	358,763	988,444	988,444
June 30, 2006	July 15, 2006	629,681	629,681	1,102,247	1,102,247	1,731,928	1,731,928
July 31, 2006	Aug. 15, 2006	629,681	629,681	359,479	359,479	989,160	989,160
Aug. 31, 2006	Sept. 15, 2006	629,681	629,681	359,479	359,479	989,160	989,160
Sept. 30, 2006	Oct. 15, 2006	629,681	629,681	1,103,235	1,103,235	1,732,916	1,732,916
Oct. 31, 2006	Nov. 15, 2006	629,682	629,682	359,479	359,479	989,161	989,161
Nov. 30, 2006	Dec. 15, 2006	629,682	629,682	359,479	359,479	989,161	989,161
Dec. 31, 2006	Jan. 15, 2007	629,681	-	1,103,236	-	1,732,917	-
		7,441,688	6,812,007	7,172,506	6,069,271	14,614,194	12,881,278

Distributions are paid on Fund Units, XS Cargo LP Exchangeable LP Units and XS Cargo LP Subordinated LP Units. As of December 31, 2006 the following number of units were outstanding:

Fund Units (Note 9)	6,106,000
XS Cargo LP Exchangeable LP Units (Note 10)	3,485,858
XS Cargo LP Subordinated LP Units (Note 10)	2,404,058
	11,995,916

During the three months ended December 31, 2006, the Fund approved distributions of an aggregate of $0.309375 per Fund Unit to unitholders. It is the Fund's policy to review the monthly distribution amount at least quarterly. The monthly distribution rate at the time of the initial public offering was $0.09375 per unit. The monthly distribution rate was increased to $0.103125 per unit in March 2006.

The Fund announced a reduction in the distribution rate back to the level at the time of the IPO of $1.125 per unit for Fund and Exchangeable LP Units. Distributions on Subordinated LP Units have been suspended. Monthly distributions will be reduced to $0.09375 per Fund and Exchangeable LP Unit, beginning with the March 2007 distribution, which is payable on April 15, 2007 to unitholders of record at the close of business on March 31, 2007.

Distributable Cash per Unit (Fund Units, XS Cargo LP Exchangeable LP Units, XS Cargo LP Subordinated LP Units)

	Oct. 1 to Dec. 31, 2006 (unaudited)	**Jan. 1 to Dec. 31, 2006** (unaudited)	**Since Inception on May 17, 2005** (unaudited)
Cash provided by (used for) operating activities	10,805,061	8,030,109	23,709,232
Less: Net change in non-cash working capital	(5,602,604)	5,713,262	1,872,104
Less: Deferred charges, net of costs recognized	112,820	207,385	331,799
Less: Deferred revenue, net of revenue recognized	(464,478)	(1,365,935)	(2,135,840)
Less: Lease inducements received, net of amortization of lease inducements	(86,985)	(175,859)	(317,975)
Less: Maintenance capital expenditures[1]	(191,430)	(425,244)	(620,249)
Distributable cash[2]	3,852,384	11,983,718	22,839,071
Average Units outstanding during the period	11,995,916	11,990,098	11,987,817
Distributable cash per Unit	0.32	1.00	1.91
Distributions declared	3,711,239	14,614,194	23,017,504
Distributions declared per Unit	0.31	1.22	1.92
Ratio of distributions declared to distributable cash (payout ratio)	96%	122%	101%

[1] Maintenance capital expenditures refer to acquisitions of property and equipment to replace or upgrade equipment and information systems at existing stores and distribution centres. See discussion under "Capital Expenditures" below.

[2] See discussion under "Non-GAAP Measures" below.

Since inception, the Fund has had distributable cash per unit of $1.91 and has declared distributions of $1.92 per unit. For the fourth quarter, the Fund had distributable cash per unit of $0.32 and declared distributions of $0.31 per unit. Basic and diluted earnings per unit were $0.31 for the fourth quarter.

During the three months ended December 31, 2006, distributable cash exceeded distributions declared. The monthly cash distributions are based on management's estimate of distributable cash for the year. Since the Fund's business is seasonal in nature, with approximately 40% (actual figure of 32.1% in 2006) of the annual distributable cash being generated in the fourth quarter, it is expected that cash distributions based on annual cash flows will exceed distributable cash during the first three quarters and be less than distributable cash in the fourth quarter.

For the year, the Fund declared distributions in excess of distributable cash generated. This is a result of lower than anticipated sales and earnings as discussed earlier in the "Operating Highlights" section. The Fund plans to use credit facilities to finance the shortfall between distributable cash and distributions declared until the fourth quarter of 2007.

EBITDA

Management believes that EBITDA is a useful measure in evaluating the performance of the Fund.

	Oct. 1 to Dec. 31, 2006 (unaudited)	**Jan. 1 to Dec. 31, 2006** (unaudited)	**Since Inception on May 17, 2005** (unaudited)
Net earnings for the period	1,745,044	5,179,165	10,162,564
Add: non-controlling interest	1,683,289	4,991,919	9,789,400
Add: Interest expense	427,970	1,333,126	1,838,048
Add: Amortization of property and equipment	273,981	898,878	1,236,026
Add: Amortization of intangible assets	298,000	1,192,000	1,937,000
EBITDA[3]	4,428,284	13,595,088	24,963,038

[3] EBITDA refers to earnings before interest, taxes, depreciation and amortization. See discussion under "Non-GAAP Measures" below.

Unitholders' Equity and Non-controlling Interest

The following table outlines the Fund Units and non-controlling interest outstanding as of December 31, 2006.

	Units	Issue Costs	Unitholders' Equity	Non-controlling Interest
	#	$	$	$
Fund Units	6,106,000	4,928,124	54,571,224	-
Special Voting Units	5,889,916	-	-	-
Non-controlling Interest	5,889,916	-	-	57,493,942

On June 30, 2006, 6,944 Exchangeable Units, 4,789 Subordinated Units and 11,733 Special Voting Units were issued to the Chief Financial Officer as described in Note 13.

LIQUIDITY AND CAPITAL RESOURCES

Distributable Cash and Cash Distributions

The Fund's policy is to make stable monthly distributions to its Unitholders based on its estimate of distributable cash for the year. It has a policy to pay cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

During the three and twelve months ended December 31, 2006, the Fund declared distributions of $0.309375 and $1.218750 per Fund Unit respectively to Unitholders, or $1,889,043 and $7,441,688 in total.

Credit Facilities

The Fund has established credit facilities with a Canadian chartered bank. These credit facilities consist of a $12.5 million demand revolving operating loan (which is increased from $10.0 million between the months of August and December, to facilitate the build up of inventories for the fourth quarter holiday shopping season) and a committed non-revolving term loan to a maximum amount of $17.5 million. On May 17, 2005 the Fund drew $15.0 million on the term loan in connection with the acquisition described on page 1. During August 2006, an additional $2.5 million was drawn on the term loan. As at December 31, 2006, $17.5 million remains outstanding on the term loan and $Nil was outstanding on the operating loan.

Subsequent to December 31, 2006, the Fund amended its available credit facilities. The limit on the demand revolving operating loan has been increased to $12.5 million for the period from January 1 to July 31 annually and to $20.0 million from August 1 to December 31 annually. The limit on the term loan has been increased from $17.5 million to $25.0 million. The increases in the credit facilities are to fund the new point-of-sale and inventory management system as well as working capital and capital requirements related to the continued store expansion in 2007. Interest on the term loan is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to EBITDA ratio. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.50% depending on the Fund's ratio of senior debt to EBITDA.

Debt Covenants

Both the Term Loan and Operating Loan require the Fund to maintain certain financial covenants, including a maximum senior debt to EBITDA ratio of 1.5:1.0, a minimum current ratio of 1.5:1.0 and a minimum fixed charge coverage ratio of 1.0:1.0. Additionally, the covenants limit the Fund's ability to undertake mergers, acquisitions, new indebtedness, declare distributions in excess of distributable cash and other changes in the business without approval of the Lender.

In March 2007, the Fund entered into amending agreements for both Loans that amended or waived certain financial covenants as of December 31, 2006, with which the Fund otherwise would not have complied. After obtaining waivers on two covenants the Fund was in compliance with all Loan agreements as of December 31, 2006. The new covenants include a maximum senior debt to EBITDA ratio of 2.5:1.0, a minimum current ratio of 1.5:1.0 and a minimum fixed charge coverage ratio of 0.85:1.0.

Capital Expenditures

During the quarter, the Fund acquired $769,408 of property and equipment which was financed using the term loan. Of this, $577,978 related to new store openings, distribution infrastructure and head office capacity and the remaining $191,430 related to capital expenditures at existing stores and warehouses ("maintenance capital expenditures").

Subsequent to December 31, 2006, the Fund opened a new store in Moncton, New Brunswick. The new store required capital expenditures of approximately $140,000. In addition, leases have been finalized for Kamloops, British Columbia; Belleville, Ontario; Peterborough, Ontario and Sarnia, Ontario. Kamloops is scheduled to open at the end of the first quarter and the other three stores are scheduled to open in the second quarter of 2007. As discussed above, the Fund has credit facilities available to finance these and other growth related capital expenditures planned for the remainder of 2007.

Interest Rate Risk and Sensitivity

The Fund is not significantly impacted by interest rate changes. The Fund's long-term debt bears interest with floating rates based on the bank's prime rate, thus exposing the Fund to interest rate fluctuations. A 1.0% increase in interest rates would have an impact of $175,000 annually ($43,750 during the quarter) on distributable cash based on $17.5 million of debt outstanding.

Contractual Obligations

The table below sets forth the contractual obligations of the Fund as of December 31, 2006, due in the years indicated, which relate to various premises operating leases and the $17.5 million outstanding on the term loan, with $2,5 million due on September 30, 2007 and the remainder that matures on May 16, 2008.

(unaudited)	Total	2007	2008	2009	2010	2011	2012 and thereafter
Operating Leases	23,254,398	4,399,644	4,258,081	3,831,128	2,794,582	2,016,472	5,954,491
Term loan	17,500,000	2,500,000	15,000,000	-	-	-	-
Total	40,754,398	6,899,644	19,258,081	3,831,128	2,794,582	2,016,472	5,954,491

Summary of Quarterly Results (unaudited)

	2006				2005		
	Q4	Q3	Q2	Q1	Q4	Q3	May 17 to June 30, 2005
Sales	42,339,077	25,960,077	27,822,876	20,671,865	36,436,104	20,775,101	11,755,952
Net earnings	1,745,044	1,108,744	1,601,832	723,545	3,062,775	1,173,328	747,296
Basic and diluted earnings per unit	0.286	0.182	0.262	0.118	0.502	0.192	0.122

Due to seasonal shopping trends, the fourth quarter is typically the strongest quarter for XS Cargo and the first quarter is weakest.

Selected Annual Information

	January 1 to December 31, 2006	May 17 to December 2005
Sales	116,793,895	68,967,157
Net earnings	5,179,165	4,983,399
Basic and diluted earnings per unit	0.848	0.816
Total assets	144,349,830	140,941,626
Total long-term financial liabilities	15,000,000	15,000,000
Distributions declared per unit	1.22	0.70

Off-Balance Sheet Arrangements

The Fund has not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

Goodwill

Goodwill is not amortized, but is tested for impairment annually or more frequently if circumstances indicate a potential impairment. Goodwill is tested for impairment by comparing the estimated fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the fair value is allocated to the assets and liabilities of the reporting unit and the resulting difference between the carrying value and fair value of goodwill is recorded as an impairment loss and recorded in earnings of the current period.

Inventory Valuation

Inventory is valued at the lower of cost and estimated net realizable value. Inventory cost includes freight charges, which are allocated to inventory based on a percentage of freight paid during a period compared to the total purchases made during the period. In addition, accrued supplier rebates are allocated between cost of goods sold and a reduction of inventory based on the estimated proportion related to goods remaining in inventory at the end of a period. Management believes that the estimates, assumptions and allocation methods are reasonable in the circumstances. It is possible that materially different results would be reported using different assumptions or allocation methods.

Changes in Accounting Policies Including Initial Adoptions

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

Future accounting changes - Financial instruments

The CICA has issued three new accounting standards:

- Section 3855, *Financial Instruments – Recognition and Measurement*, effective for fiscal years beginning on or after October 1, 2006. This section describes the standards for recognizing and measuring financial instruments in the balance sheet and the standards for reporting gains and losses in the financial statements. Financial assets available for sale, assets and liabilities held for trading and derivative financial instruments, part of a hedging relationship or not, have to be measured at fair value. The impact of remeasuring our financial assets and liabilities at fair value will be recognized in opening deficit and opening accumulated other comprehensive income as appropriate. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

- Section 1530, *Comprehensive Income,* effective for fiscal years beginning on or after October 1, 2006. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in Unitholders' equity, which results from transactions other than those resulting from investments by Unitholders and distributions to Unitholders. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments.

- Section 3865, *Hedges,* effective for fiscal years beginning on or after October 1, 2006. The recommendations expand the guidelines outlined in Accounting Guideline 13 ("AcG-13"), *Hedging Relationships.* This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. The impact of the adoption of this new section on the consolidated financial statements is not expected to be material.

These standards will be effective for the Fund as of January 1, 2007 and will be adopted on a retroactive without restatement basis.

Transactions with Related Parties

Transactions with related parties include XS Cargo LP's purchase of the assets of the business from the Vendor on May 17, 2005. During the three and twelve months ended December 31, 2006, there were no related party transactions.

Outlook

With plans to further increase the rate of our new store development; management believes that sales growth will be strong in 2007. Our Moncton, New Brunswick store opened on February 23 and Kamloops, British Columbia is scheduled to open March 22. Leases have been signed for stores in Belleville, Sarnia and Peterborough, Ontario which are scheduled to open in the second quarter. We will continue to look for improved efficiencies in order to control wage and freight costs. We believe that the implementation of a new point of sale and inventory management system will improve inventory allocations and allow us to realize labour efficiencies in our stores and distribution centres. As we are working with our existing systems throughout the implementation process, we will continue to experience higher freight costs and downward pressure on same store sales.

Additional Information

Additional information relating to the Fund, including the Fund's AIF, is available on SEDAR (www.sedar.com) and on the Fund's website at www.xscargo.com.

Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations disclosure under "Fourth Quarter and Year End Operating Results" has been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

EBITDA, distributable cash and earnings from operations are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash and earnings from operations may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

DISCLOSURE CONTROLS AND PROCEDURES

The Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) have been designed to provide reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of the GP, the administrator of the Fund and the general partner of XS Cargo LP, by others within those entities, particularly during the period in which the annual filings are being prepared.

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures as of December 31, 2006, and has concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund is responsible for designing internal controls over financial reporting for the Fund as defined under MI 52-109. Management has designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: the ability to maintain profitability and manage growth; the ability to expand through new store openings; the ability to source products in adequate quantities and on acceptable terms; changes in trends and consumer tastes; economic conditions and consumer spending; the success of the Fund's marketing efforts and increased marketing expenditures; competition; reliance on centralized distribution centres; freight costs; ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; reliance on management information systems; increase in the cost of, or disruption in the flow of, imported products; successful management of exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection of intellectual property; reliance on key personnel; labour matters, including increased labour costs and labour shortages; absence of history as a public company; dependence on external funding sources; environmental regulation; uncertainties arising from world events; property taxes; the Fund's dependence on its operating subsidiaries; the unpredictability and volatility of the market price of the Fund Units; the nature of the Fund Units; the lack of certainty regarding cash distribution levels; cash on cash yield; the structural subordination of the Fund Units; leverage and restrictive covenants; restrictions on potential growth; changes in income tax legislation and other tax related risks; future sales of Fund Units from treasury; future sales of Fund Units by insiders; the rights of the Vendor in relation to XS Cargo LP; conflicts of interest; unitholder limited liability; the distribution of securities on redemption or termination of the Fund; and the restrictions on certain unitholders and the liquidity of Fund Units. For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's Annual Information Form available at www.sedar.com.

On October 31, 2006, the Minister of Finance (Canada) announced new tax proposals concerning the taxation of income trusts and other flow-through entities. The October 31, 2006 Proposal was followed by the release of draft legislation by the Department of

Finance on December 21, 2006. The 2006 Proposed Amendments, if enacted as currently drafted, will subject the Fund to trust level taxation as of January 1, 2011. In addition, the taxable distributions received by investors from the Fund, would be treated as taxable dividends.

There can be no assurance that the Fund will be able to retain the benefit of the deferred application of the new tax regime until 2011. If the Fund is deemed to have undergone "undue expansion" during the period from November 1, 2006 to December 31, 2010, as described in the Normal Growth Guidelines issued by the Department of Finance on December 15, 2006, the 2006 Proposed Amendments would become effective on a date earlier than January 1, 2011.

The Normal Growth Guidelines indicate that the Fund will not lose the benefit of the deferred application of the new tax regime to 2011 if the equity capital of the Fund does not grow as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units, and potentially other substitutes for such equity) before 2011 by an amount that exceeds the greater of $50 million and an objective "safe harbour" amount based on a percentage of the Fund's October 31, 2006 Market Capitalization. The Normal Growth Guidelines provide for a "safe harbour" amount equal to 40% of the October 31, 2006 Market Capitalization for the period from November 1, 2006 to the end of 2007, and 20% for each of the 2008 to 2010 calendar years. These amounts of "safe harbour" are cumulative during the transition period. The Fund's October 31, 2006 Market Capitalization was approximately $86.2 million. It is therefore assumed, for the purposes of this summary that the Fund will not be subject to the 2006 Proposed Amendments until January 1, 2011. However, in the event that the Fund issues additional Units or convertible debentures (or other equity substitutes) on or before 2011, the Fund may become subject to the 2006 Proposed Amendments prior to 2011. No assurance can be given that the 2006 Proposed Amendments will not apply to the Fund prior to 2011. Loss of the benefit of the deferred application of the new tax regime until 2011 could have a material and adverse effect on the value of units of the Fund.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents of Canada unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. The management of the Fund has stated that the Fund has adopted mechanisms to ensure that the Fund is not maintained primarily for the benefit of non-residents of Canada.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, proposed store openings, budgets, litigation, projected costs and plans and objectives of or involving the Fund or XS Cargo LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the MD&A. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and XS Cargo LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

82-34949

RECEIVED
2007 APR -4 A 9:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2007
WASH. D.C.
186
SECTION

XS CARGO INCOME FUND

ANNUAL INFORMATION FORM
For the year ended December 31, 2006

March 19, 2007

TABLE OF CONTENTS

DEFINED TERMS

Please refer to the "Glossary of Terms" in **Schedule "A"** for a list of defined terms used in this annual information form.

FORWARD LOOKING STATEMENTS

This annual information form contains forward looking statements. All statements other than statements of historical fact contained in this annual information form are forward looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this annual information form. Although management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward looking statements contained herein include: risks relating to the Company's ability to maintain profitability and manage growth; the Company's ability to expand through new store openings; the Company's ability to source products in quantities and on terms acceptable to the Company; changes in trends and consumer tastes; economic conditions and levels of consumer spending; marketing expenditures; competition; the Company's reliance on centralized distribution centers; freight costs; the Company's ability to maintain comparable store sales; seasonality and fluctuations in quarterly results; the Company's reliance on management information systems; increases in the cost of, or disruption in the flow of, imported products; successful management of the Company's exposure to merchandise returns; foreign exchange fluctuations; costs and availability of insurance coverage; protection and development of the Company's intellectual property; the Company's reliance on key personnel; labour matters; the absence of an operating history as a public company; the Company's dependence on external funding sources; the Company's environmental regulation; uncertainties arising from world events; the effect of property taxes; the dependence of the Fund on the Company; the unpredictability and potential volatility of the market price of Units; the nature of trust units; the availability of cash to make distributions; the nature of cash-on-cash yield as a measure of return on the Units; the subordinated nature of the Units to the Fund's and its subsidiaries' debt; the effect of leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow; income tax related risks; potential dilution of Unitholders' interest in the Fund from additional issuances by the Fund or from sales of Units by the Vendor; the possible inability to recover from the Vendor for breaches of the Acquisition Agreement; the Vendor's right to approve certain material transactions; potential conflicts of interest; possible limits on Unitholder limited liability; the nature of the securities that would be distributed to Unitholders on a dissolution of the Fund; and the effect of limits on Non-resident ownership of Units.

The information contained in this annual information form, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward looking statements included in this annual information form are made as of the date of this annual information form and the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

NON-GAAP MEASURES

References in this annual information form to:

"EBITDA" are to historical earnings before provision for interest, income taxes and amortization; and,

"**distributable cash**" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in this annual information form.

Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in Units.

As the Fund distributes substantially all of its cash on an ongoing basis (after providing for certain amounts described elsewhere in this annual information form), management believes that EBITDA is a useful measure in evaluating the performance of the Fund and in determining whether to invest in Units of the Fund.

EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained in this annual information form is based upon information from independent industry and other publications and management's knowledge of and experience in the markets in which XS Cargo operates. While management believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Neither the Fund nor the Company has independently verified any of the data from third party sources referred to in this annual information form.

THE FUND, XSCOT AND XS CARGO LP

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Fund owns all of the XSCOT Notes and XSCOT Units, and holds, indirectly through XSCOT, a 51% interest in the Company. The Fund receives, indirectly through XSCOT, distributions of distributable cash of the Company. See "XS Cargo Income Fund".

XSCOT is an unincorporated trust established under the laws of the Province of Alberta pursuant to the XSCOT Declaration of Trust. XSCOT was created to initially acquire and hold 51% of the LP Units and GP Common Shares. See "XS Cargo Operating Trust".

XS Cargo LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner. XS Cargo LP carries on business and is governed under the Limited Partnership Agreement. The Company, with 35 stores currently open in Ontario, Newfoundland, Nova Scotia and Western Canada, is one of the largest broadline closeout retailers in Canada. See "Business of XS Cargo". The principal and head office of each of the Fund, XSCOT, the GP and XS Cargo LP is located at 15435 - 131 Avenue, Edmonton, Alberta, T5V 0A4.

Intercorporate Relationships

The following chart illustrates the structure of the Fund as at the date hereof.


Public Unitholders
100%
(Units)
XS Cargo Income Fund (Alberta)
100% (XSCOT Units) and XSCOT Notes
XS Cargo Operating Trust (Alberta)
Vendor
51%(1)
49%(2)
XS Cargo Limited Partnership (Alberta) and XS Cargo GP Inc. (Alberta)(3)

Notes:

(1) Ordinary LP Units and GP Common Shares, representing 51% of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing 49% of the LP Units and GP Common Shares.

(3) The GP holds all of the outstanding GP Units.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On May 17, 2005, the Fund completed its initial public offering (the "**IPO**") of 6,106,000 Units at $10 per Unit for gross proceeds of $61,060,000. The Fund used the proceeds of the IPO to indirectly acquire a 51% interest in XS Cargo LP. XS Cargo LP subsequently used these proceeds and borrowings under its Credit Facility to acquire the Vendor's broadline closeout retail business (collectively, the "**Purchased Assets**") for total consideration consisting of $71,131,876 in cash (subject to adjustment), 3,471,970 Exchangeable LP Units, 2,394,480 Subordinated LP Units and 5,866,340 GP Common Shares and the assumption of the accounts payable and certain current liabilities related to the Purchased Assets (collectively, the "**Acquisition**"). The remaining 49% interest in XS Cargo LP is held by the Vendor. With the completion of the Acquisition, the Fund became one of the largest broadline closeout retailers in Canada.

The Units commenced trading on the TSX at the opening on May 17, 2005 under the symbol "XSC.UN".

On March 20, 2006, the Fund increased its annual distribution level by $0.1125 per Unit from $1.125 to $1.2375 ($0.103125 per month), commencing with the distribution paid to Unitholders of record on March 31, 2006.

Significant Acquisitions

The Fund did not complete any "significant acquisitions" during 2006.

Credit Facility

On March 20, 2006, the Company amended its existing Credit Facility with a Canadian chartered bank. The limit on the term loan was increased from $15.0 million to $17.5 million and the limit on the operating loan was increased from $7.5 million to $10.0 million for the period January 1 to July 31 each year and further increased to $12.5 million during the Company's peak purchasing period between August 1 and December 31. See "Credit Agreement".

On March 16, 2007, the Company amended its existing Credit Facility with a Canadian chartered bank. The limit on the term loan was increased from $17.5 million to $25.0 million and the limit on the operating loan was increased from $10.0 million to $12.5 million for the period January 1 to July 31 each year and further increased to $20.0 million during the Company's peak purchasing period between August 1 and December 31. See "Credit Agreement". Interest on the term loan is charged at the lender's Canadian prime rate or U.S. base rate plus 0.25% to 0.75% or the bankers' acceptance rate plus 1.75% to 2.25%, depending on the Fund's senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. Interest on the operating loan will vary between the lender's prime rate and the lender's prime rate plus 0.50% depending on the Fund's ratio of senior debt to EBITDA.

On March 16, 2007, the Company entered into amending agreements for the Loans that amended or waived certain financial covenants as of December 31, 2006, with which the Company otherwise would not have complied. After obtaining waivers on two covenants the Fund was in compliance with all Loan agreements as of December 31, 2006. The new covenants include a maximum senior debt to EBITDA ratio of 2.5:1.0, a minimum current ratio of 1.5:1.0 and a minimum fixed charge coverage ratio of 0.85:1.0.

Product Replacement Plan

On October 1, 2005, XS Cargo introduced the sale of two-year product replacement extended warranty plans ("PRP"s). A customer may purchase a PRP in order to extend the Company's existing 30 day warranty or the manufacturer's warranty, if applicable. If a customer purchases a PRP on an eligible item, and that item is deemed to be defective within two years from the date of original purchase, the customer may return the item for store credit. Approximately 25% to 30% of the Company's products are eligible for PRPs.

BUSINESS OF XS CARGO

Overview

XS Cargo is one of the largest broadline closeout retailers in Canada. XS Cargo opened its first store in Edmonton, Alberta in 1996 and currently operates 36 stores throughout Ontario, Newfoundland, Nova Scotia, New Brunswick and the four western provinces, with an additional two stores scheduled to open by the end of April 2007.

The Company sells a broad range of quality brand name products including consumer electronics, small appliances, housewares, furniture, home decor, personal care, luggage and tools at a significant discount to regular retail prices. XS Cargo's merchandising philosophy is to offer "Nothing But Bargains" in its retail stores and to compete with general retailers on an item-by-item basis solely on price.

The Company's buyers are in the marketplace virtually every day, enabling them to source and take advantage of buying opportunities on an almost continuous basis. At the time potential purchases are evaluated, the Company compares published retail prices for the same or similar items and will generally only make the purchase if management believes the item can be retailed at the appropriate discount to the published retail price while still allowing the Company to achieve an acceptable margin.

XS Cargo's merchandise is generally obtained at a substantial discount to regular wholesale prices. The primary sources from which XS Cargo derives its merchandise are described below. The relative significance of each source changes from time to time depending on numerous economic factors and retail industry conditions.

> ***Closeouts*** – XS Cargo buys merchandise from manufacturers, distributors and retailers when products are reaching the end of their life cycles and being replaced by newer models.
>
> ***Returns*** – XS Cargo buys returned goods from manufacturers that have been inspected, serviced as necessary and meet the manufacturer's original specifications.
>
> ***Excess Inventory*** – XS Cargo buys merchandise from manufacturers, distributors and retailers that are in possession of excess inventory resulting from factory overruns, cancelled orders, shelf pulls, package changes, buy backs and buying errors.
>
> ***Business Terminations*** – XS Cargo buys merchandise from retailers, manufacturers and distributors that are going out of business.
>
> ***Importing Program*** – XS Cargo buys merchandise directly from Chinese manufacturers and through a third party who imports from China.

Since inception in 1996, XS Cargo has not experienced any significant difficulty in obtaining quality, brand name closeout merchandise in adequate volumes and at attractive prices.

Operating Philosophy

The Company intends to continue to pursue the following operating strategies:

> ***Pricing*** - The Company's strategy is to price every product offered by XS Cargo at a significant discount to regular retail prices, including prices offered by discounters and wholesale clubs. Management believes that price is the primary consideration for the Company's customers.
>
> ***Targeted Advertising*** - XS Cargo advertises primarily in multi-page circulars ("flyers") distributed in local subscription daily newspapers and uses a focused price/item approach to highlight its price advantage over competing retailers and generate brand and location awareness for its stores.
>
> ***Product Selection*** - XS Cargo focuses on a diverse selection of quality, name brand, high-demand merchandise to anchor its price and item advertising strategy. The Company's stores carry many of the same name brand products as

general retailers. Certain core categories of merchandise are carried on a continual basis, although the specific brand names offered may change frequently. Management believes that the constantly changing product offerings generate repeat visits from its value conscious customers. The Company also carries more high value items and more brand name merchandise than other closeout retailers, which management believes provides it with an additional competitive advantage.

Attractive Store Economics - Consistent with XS Cargo's pricing strategy, overhead costs are minimized. As a destination retailer, the Company is not dependent on nearby customer traffic to generate traffic for its stores. Accordingly, the Company's stores, while conveniently located on or near major roadways with ample parking, are typically located in less expensive secondary sites, rather than in power centres, enclosed malls or new retail developments. Leasehold improvements and store fixtures are functional, but are not expensive. The average cost of equipment and leasehold improvements to open a new store has historically been less than $120,000, an investment that has been recouped on average in less than two months. The average cost of equipment and leasehold improvements to open a new store is expected to rise to approximately $140,000 per store in the future, although XS Cargo believes that the investment will still be recouped on average in less than two months. The increase is reflective of the rising cost of building material in Canada.

Growth Strategy

New Stores

XS Cargo intends to continue its cross-Canada expansion in both new and existing markets. The Company opened eight new stores in 2006 and 8 new stores in 2005, and has entered into leases for two additional stores scheduled to open by the end of March, 2007. Historically, the Company has funded expansion through operating cash flows and shareholder loans. This has been possible because of the low cost of equipment and leasehold improvements for new stores.

Same Store Sales

Since 1998, XS Cargo has increased its same store sales at an average rate of 0.6% per year primarily by expanding its selection of closeout merchandise and by adding new product categories. In addition, management believes the Company can increase its market share in existing core product categories such as consumer electronics, housewares, luggage and home decor. Management believes that opportunities to expand product selection and continue to grow same store sales will be further enhanced as the Company expands it supply network. As such, the Company has a target growth rate of 3.0% for same store sales on an annual basis. As the Company expands through new store growth, some of the new stores are opened in locations with trading areas that overlap those of existing stores. In each market where this occurs, management expects the new store to cause a decrease in sales of the existing store year over year, but a substantial increase in sales for the market on a combined basis. After the initial decrease caused by the new store opening, management expects to increase same store sales in each of the stores in the market.

Distribution and Logistics

The Company has its head office and western distribution centre located in Edmonton, Alberta. The western distribution centre handles merchandise for 18 stores in Manitoba, Saskatchewan, Alberta and British Columbia. The Company has an eastern distribution centre located in Mississauga, Ontario, which serves 17 stores in Ontario, Newfoundland and Nova Scotia. Products are shipped from the distribution centres to the stores on a weekly basis.

Purchasing and Supply

An integral part of the Company's success is its ability to source and purchase quality brand name merchandise directly and indirectly from independent brokers and agents, consumer product manufacturers, distributors and retailers and other vendors at prices substantially below those paid by traditional retailers. The Company has an experienced buying team with extensive closeout purchasing experience, which the Company believes has enabled it to develop successful long-term relationships with many independent brokers and agents and other vendors in North America. Since inception, XS Cargo has not experienced any significant difficulty in obtaining quality, brand name closeout merchandise in adequate volumes and at attractive prices.

As industry trends such as "just-in-time" inventory management, retailer consolidation and more frequent order cancellations by retailers place more inventory risk on manufacturers, management believes there will be an increase in the number of vendors looking for effective ways to reduce excess inventory. In addition, as the Company continues to increase its number of stores and distribution capacity, management believes that the Company's purchasing capacity will continue to increase and will enable the Company to acquire larger quantities of closeout merchandise from individual vendors. The addition of the Company's Ontario warehouse and distribution facility in 2005 allow the Company to stock merchandise in many of its stores more quickly, which increases its purchasing flexibility. As a result of these trends and initiatives, management believes that the Company will be able to take advantage of more and often larger, buying opportunities as well as offer an enhanced selection of products to its customers.

The Company has built strong relationships with many vendors and has capitalized on its willingness to pay cash for most of its purchases to source merchandise that provides exceptional value to its customers. The Company has the ability to source and purchase significant quantities of its high demand and closeout merchandise in specific product categories and to control distribution in accordance with vendor instructions, thus providing a high level of service and convenience to these vendors. The Company supplements its traditional brand name closeout purchases with products manufactured to its specifications in China. The Company expects its purchasing philosophy and relationships with vendors will continue to enhance its ability to source quality closeout merchandise for its stores at competitive prices.

The Company's merchandise is purchased from a variety of suppliers that provide the Company with multiple sources for each product category. The Company also has an agreement with a Canadian import company which aggregates supply on the Company's behalf from a variety of vendors in China. These purchases represented approximately 19% of the Company's merchandise purchases in fiscal 2006. No other vendor accounted for more than 10% of the Company's merchandise purchases, except for one US based supplier from which the Company bought approximately 14% of the Company's merchandise purchases. The Company's merchandise was sourced approximately 70% from the United States, 10% from Canada and 20% from China in 2006. The majority of the goods from China are made available indirectly through the Canadian import company referred to above. This import company deals directly with factories, wholesalers and brokers in China to either manufacture products to XS Cargo's specifications or to negotiate and import opportunity purchases of existing goods.

While the Company has long standing relationships with numerous vendors, it has no long-term purchase contracts. The Company's strategy is to make merchandise purchases on an opportunistic basis. In contrast to traditional retailers who may order goods far in advance of the time they will appear in the store, the Company's buyers are in the marketplace virtually every day, enabling them to source and take advantage of buying opportunities on an almost continuous basis. At the time potential purchases are evaluated, the Company compares the published retail prices for the same or similar items and will generally only make the purchase if it believes the items can be retailed at the appropriate discount to the published retail price while still allowing the Company to achieve an acceptable margin. Once purchased, the merchandise is typically transported from the seller, via the Company's warehouses and distribution facilities, to its stores within three weeks.

The Company is typically responsible for transporting products sourced through its vendor network in North America from their existing locations to the Company's warehouse and distribution facilities in Edmonton, Alberta or Mississauga, Ontario, and from the warehouses to the Company's stores. The Company uses an independent distribution and logistics company to coordinate pickup and delivery to and from the Company's warehouses on the Company's behalf.

Inventory and Pricing Strategy

The Company's pricing strategy is to offer every product at a significant discount to regular retail prices, including prices offered by discounters and wholesale clubs. The Company believes that price is the primary consideration for its customers. Therefore, the most important factor in the Company's performance and growth is its ability to sell merchandise from 40% to 80% below regular retail prices.

The Company's stores generally carry between 1,000 and 2,000 different products. Management believes that the superior breadth of its product mix and its focus on name brand products distinguishes it from and provides it with a competitive advantage to other discount retailers that have narrow product mixes or offer generic products.

Store Locations

The Company's stores are conveniently located on or near major roadways with ample parking and are typically located in less expensive sites in strip plazas, rather than in power centres, enclosed malls or new retail developments. The Company's advertising and pricing strategy is focused on making the stores destination retail shopping locations. See "Business of XS Cargo – Advertising and Promotion".

Store and Other Leases

The Company leases all of its store premises and its head office and warehouse premises. The Company's store leases typically have a five to ten year initial term with options to renew up to an additional 10 years. The average remaining term of the store leases is approximately 4.5 years (assuming the exercise by the Company of all renewal options). The leases are held by various landlords.

The Company's Edmonton warehouse/distribution and head office facility, which was built to the Company's specifications and opened in January 2006, is operated under a 10 year lease expiring on September 1, 2015. The Company's Mississauga, Ontario warehouse/distribution centre, which opened in April 2005, is operated under a five year lease expiring May 31, 2010 with a five year renewal option.

Advertising and Promotion

The Company conducts advertising programs primarily by distributing flyers in local subscription daily newspapers. The Company does not target any specific consumer demographic with its advertising but distributes its flyers based primarily on the proximity of its stores to residential areas. The Company uses a focused price/item approach in its flyers to highlight its price advantage over competing retailers on specific, often brand name products. The flyers generally feature 180 to 200 products that vary with each flyer. XS Cargo also promotes its product offerings through its website, www.xscargo.com.

Stores and Store Operations

Site Selection

Since opening its first store in Edmonton, Alberta in 1996, the Company has expanded to 35 stores throughout Ontario, Newfoundland, Nova Scotia and the four western provinces at December 31, 2006. The Company expects its new stores to be similar in appearance and operation to its existing stores and does not anticipate any difficulties in identifying suitable additional store locations in areas within the Company's target markets.

Management believes that the Company's customers are attracted to its stores by the Company's advertising program, which emphasizes quality, brand name merchandise that the Company offers at attractive prices, rather than by location. This has allowed the Company to open its stores in secondary locations, such as strip malls rather than in power centres, enclosed malls or new retail developments. The Company is able to obtain relatively favourable lease terms because of its flexibility in site selection and "no-frills" format, which allows it to effectively use a wide variety of space configurations. As a result of this opportunistic approach to site selection, the Company believes its real estate costs are lower than those of other retailers.

Store Layout

The Company's opportunistic site selection and "no-frills" approach to presenting merchandise allow it to use a wide variety of space configurations. The size of its stores generally ranges from 6,300 to 17,000 square feet and averages approximately 10,000 square feet. The Company designs its stores to be functional, with little emphasis placed upon fixtures and leasehold improvements.

Customer Service

The Company provides a 30 day warranty for defective goods that permits the customer to exchange the product for the same item or, if the same or a comparable item is not available, to receive a refund. The Company is often able to negotiate terms with its vendors that allow it to return defective merchandise for periods of up to nine months, generally for vendor credit. Many products carry standard manufacturer warranties. Historically, the Company has experienced returns of less than 2% of sales and on average over 60% of those returns can be returned by the Company to its vendors.

Store Management

Each store has a manager who is responsible for recruiting, training and supervising store personnel and assuring that the store is managed in accordance with the Company's established guidelines and procedures. Store managers are full-time employees who report to the Store Operations Manager. Merchandising, pricing and advertising decision-making for all stores is centralized at the Company's Edmonton head office.

Warehouse and Distribution

An important aspect of the Company's success is its ability to process, sort and distribute inventory quickly and efficiently. Historically, all of the Company's merchandise was ordered, received, inspected, counted and designated for individual stores at the Company's warehouse and distribution facilities in Edmonton, Alberta. The opening of the Company's 82,515 square foot warehouse and distribution centre in Mississauga, Ontario in April 2005 allows goods destined for the Company's stores located in Ontario and Atlantic Canada to be processed and distributed through the Ontario warehouse. The Company also relocated its Edmonton warehouse and distribution operations to a new 92,868 square foot warehouse and distribution facility in Edmonton in January 2006 that was built to the Company's specifications.

As a general rule, the Company carries similar products in each of its stores, but the amount of inventory each store is allocated varies depending upon size, location and sales projections for that store. The Company ships most of its merchandise to its stores within three weeks of its arrival at the Company's warehouses.

Management Information Systems

The Company uses the same point of sale system in all of its stores, which provides perpetual inventory quantities, stock value, sales and operational information and cash control. The system is based on a widely utilized database system, which has been customized to meet the Company's strategic management information needs. Cash is reconciled on a daily basis and inventory is test counted weekly. A full physical inventory count is conducted at year end with the assistance of an independent inventory management company. All sales are cash, credit or debit card, so the Company experiences minimal bad debts. During March 2007, the Company entered into an agreement with a third party software vendor for the purchase of a new point-of-sale and inventory management system. Management feels this new system will effectively address inventory allocation problems and contribute to improved labour efficiencies in the stores, distribution centres and head office.

Employees

The Company had approximately 818 employees at December 31, 2006, of whom 76 are salaried employees and the remainder are hourly employees. The Company has no unionized employees.

Competition and Strategic Positioning

All aspects of the retailing industry are highly competitive. Management believes that the Company is unique in the closeout retailing industry in Canada with respect to its product mix, and therefore does not have a competitor to which it can be directly compared. On a product-by-product basis, the Company competes with discount stores (such as Wal-Mart® Stores Inc.), wholesale clubs (such as Costco® Wholesale Corporation), discount drugstore chains (such as London Drugs® Limited), other broadline closeout retailers (such as Liquidation World Inc.), other value-oriented specialty retailers, and general retailers and department stores, as well as internet-based closeout and other general merchandise retailers. Although some of these competitors may have greater financial, distribution, marketing and other resources, the Company purchases most of its merchandise on an opportunity basis, which allows it to sell its products at prices that management believes are lower than other competitors in the retail industry. While the Company offers its products at significant discounts to most conventional retailers, some specialty retailers may compete with the Company on a non-price basis, such as specialty retailers that offer additional after-sale service or that offer unique shopping environments.

The Company also relies on buying opportunities from both existing and new sources, for which it competes with other retailers and wholesalers. The Company has long-standing relationships with many of its suppliers and is competitively positioned to maintain such relationships and to seek new sources in order to maintain an adequate continuing supply of quality merchandise at attractive prices.

The Company also competes with other retailers for store locations.

Trademarks

The Company is the owner of the registered Canadian trademark "XS CARGO NOTHING BUT BARGAINS".

XS CARGO INCOME FUND

The Fund is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta and created pursuant to the Declaration of Trust. The Fund qualifies as a "mutual fund trust" for the purposes of the Tax Act, but the Fund is not a mutual fund under applicable securities laws.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

The following is a summary including a description of the material provisions of the Declaration of Trust. This summary is qualified in its entirety by reference to the full text of the Declaration of Trust.

Activities of the Fund

The Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with the debt and equity securities of any of the XS Cargo Entities, and other corporations, partnerships, trusts or other Persons involved, directly or indirectly, in the broadline closeout retail business and businesses related, ancillary or incidental thereto, and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with securities issued by, or loans made to any of the XS Cargo Entities, or any other business entity or other Person in which a XS Cargo Entity has or is concurrently acquiring an interest;

(c) investing in securities of other issuers that meet the Fund's investment criteria;

(d) disposing of all or any part of the property of the Fund;

(e) holding cash in interest bearing accounts with Canadian financial institutions or investing such monies in Permitted Investments;

(f) issuing Units, Special Voting Units and other securities of the Fund including, without limitation, rights, warrants, convertible securities or options to acquire Units or Special Voting Units or other securities of the Fund;

(g) issuing debt securities (including debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Fund) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Fund's assets as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person including, without limitation, any XS Cargo Entity or the performance of any obligation of any Person including, without limitation, any XS Cargo Entity, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Fund's assets as security for such guarantee and subordinating its rights under the XSCOT Notes to other indebtedness and obligations;

(i) purchasing, repurchasing or redeeming securities issued by the Fund;

(j) satisfying the obligations, liabilities or indebtedness of the Fund;

(k) entering into and performing its obligations under the Administration Agreement, the Securityholders Agreement, the Exchange Agreement, the Underwriting Agreement and such other agreements as are contemplated by the IPO Prospectus, and the IPO and all matters ancillary thereto; and

(l) undertaking such other activities, or taking such actions (including investing in securities), related to or in connection with the foregoing or as contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time,

provided that the Fund shall not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would not be allowed for a mutual fund trust under subsection 132(6) of the Tax Act. In connection with this duty, the Trustees have broad authority and are entitled to take such actions as they consider necessary or appropriate in accordance with the Declaration of Trust to preserve the mutual fund status of the Fund, including as described under "Limitation on Non Resident Ownership".

Units and Special Voting Units

The beneficial interests in the Fund are divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units were issued in conjunction with, and are attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Units or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund is required to have a minimum of three Trustees and a maximum of seven Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees supervise the activities and manage the affairs of the Fund.

The Trustees, who are also directors of the GP, are Jonathan Legg, David B. Margolus and Gordon Clanachan. See "Management, Trustees and Directors – Directors and Officers of the GP" for the principal occupations of the Trustees.

Trustees are appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided below) or from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose, the Trustees must forthwith call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. The Trustees may, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Voting Unitholders.

A Trustee may resign upon written notice to the Fund and may be removed by a resolution passed by a majority of the Voting Unitholders. A vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining Trustees.

The Declaration of Trust provides that, subject to its terms and conditions, the Trustees have full, absolute and exclusive power, control and authority over the assets of the Fund and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the assets of the Fund, and may, in respect of the assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and the affairs of the Fund; (ii) maintaining records and providing reports to Voting Unitholders; (iii) effecting payments of distributable cash from the Fund to Unitholders; (iv) acting for, voting on behalf of and representing the Fund as a holder of XSCOT Units and a holder of XSCOT Notes and other securities; (v) voting in favour of the Fund's nominees to serve as trustees of XSCOT; and (vi) causing XSCOT to vote in favour of the Fund's nominees as directors of the GP.

The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Fund and in connection therewith must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Fund, as well as former Trustees and officers, and their respective heirs and legal representatives, will be entitled to indemnification from the assets of the Fund in respect of the exercise of that person's powers, and the discharge of that person's duties, provided that the person acted honestly and in good faith with a view to the best interest of the Fund and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the person had reasonable grounds for believing that his or her conduct was lawful.

Cash Distributions

The Fund makes monthly cash distributions of its distributable cash to Unitholders to the extent determined prudent by the Trustees. The amount of cash available for distribution is equal to the interest and principal repayments on the XSCOT Notes and the distributions (if any) on or in respect of the XSCOT Units owned by the Fund and all other amounts, if any, from any other investments from time to time held by the Fund received in such period, less amounts that are paid, payable, incurred or provided for in such period in connection with: (a) administrative expenses and other obligations of the Fund; (b) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units; (c) satisfaction of debt service or other obligations of the Fund on account of both principal and interest; and (d) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the available distributable cash of the Fund).

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

Unitholders who are non-residents of Canada are required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether such distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

The Fund, XSCOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. See "Risk Factors – Risks Relating to the Structure of the Fund – Cash Distributions".

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. As the Units are issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer. As of the close of business on the date the Units are surrendered for redemption, all rights to and under the Units tendered for redemption shall (subject to the following) be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(a) 90% of the Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such stock exchange or market ending immediately prior to the date on which the Units were tendered for redemption; and

(b) the Closing Market Price of the Units on the date on which the Units were tendered for redemption on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading).

For the purposes of determining the Redemption Price, "Market Price" for a specified trading period will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, "Market Price" for a specified trading period will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and ask prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day on which there was trading. For the purposes of determining the Redemption Price, "Closing Market Price" will be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and ask prices on the applicable market or exchange if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(a) the total amount payable in cash by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month may not exceed $50,000 (the "**Monthly Limit**"), provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or traded or quoted on another market that, in the sole discretion of the Trustees, provides a representative fair market value price for the Units; and

(c) the normal trading of Units must not be suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10 trading day period prior to the date on which the Units are tendered for redemption.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, XSCOT Units and Series 1 XSCOT Notes of a value equal to the Redemption Price will be redeemed by XSCOT in consideration of the issuance to the Fund of Series 2 XSCOT Notes. The Series 2 XSCOT Notes will then be distributed in satisfaction of the Redemption Price. The Fund will be entitled to all interest paid on the XSCOT Notes and the distributions paid on the XSCOT Units on or before the date of the distribution in specie. Where the Fund makes a distribution in specie of a pro rata number of securities of XSCOT on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the redemption of XSCOT Units and Series 1 XSCOT Notes in exchange for Series 2 XSCOT Notes, or as a result of the distribution of Series 2 XSCOT Notes to the Unitholder on the redemption of such Units.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Series 2 XSCOT Notes that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Series 2 XSCOT Notes and they may be subject to resale restrictions under applicable securities laws. Series 2 XSCOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans at the time.

Repurchase of Units

The Fund is allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities laws and the rules prescribed under applicable stock exchange or regulatory policies.

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders are required to be called and held annually, for the purpose of: (i) the election of Trustees, (ii) the appointment of auditors of the Fund for the ensuing year, (iii) generally, any other matter that requires a resolution of Voting Unitholders, and (iv) transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Declaration of Trust provides that the Voting Unitholders are entitled to pass resolutions that will bind the Fund only with respect to:

(a) the election or removal of Trustees;

(b) any amalgamation, arrangement, other merger or capital reorganization of the Fund with any other entity, except in conjunction with an internal reorganization or the acquisition by the Fund or a XS Cargo Entity of the securities or assets of another entity;

(c) the appointment or removal of nominees of the Fund chosen by the Voting Unitholders to serve as trustees of XSCOT, except filling casual vacancies;

(d) the appointment or removal of the auditors of the Fund;

(e) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

(f) the approval of amendments to the Declaration of Trust (as described under "XS Cargo Income Fund – Amendments to the Declaration of Trust");

(g) the sale of all or substantially all of the assets of the Fund;

(h) the exercise of certain voting rights attached to the securities of XSCOT or the Company held directly or indirectly by the Fund, subject to the provisions of any securityholders agreement including, without limitation, the Securityholders Agreement;

(i) the election of nominees of the Fund to act as directors of the GP or the removal thereof, except filling casual vacancies;

(j) the dissolution of the Fund prior to the end of its term; and

(k) such other business as the Trustees may determine or as may properly be brought before the meeting, including, without limitation, any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, including, if so required, the ratification of any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan.

No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.

Resolutions (i) electing or removing Trustees, (ii) electing or removing nominees of the Fund to serve as trustees of XSCOT or as directors of the GP, (iii) appointing or removing the auditors of the Fund, (iv) with respect to the exercise of certain voting rights attached to the securities of XSCOT or the Company held, directly or indirectly, by the Fund, (v) where applicable, ratifying any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan requiring Voting Unitholder approval under securities law, stock exchange rules or other laws or regulations, and (vi) where applicable, matters required by securities law, stock exchange rules or other laws or regulations be submitted to Voting Unitholders, must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a resolution of the Voting Unitholders passed by not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Voting Units entitled to vote on such resolution (a "**Special Resolution**").

Subject to the foregoing limitations, a meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned in writing by the holders of not less than 5% of the Voting Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxy holder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing by proxy in the aggregate at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Voting Unitholders, will be terminated (not adjourned), but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Voting Unitholders present either in person or by proxy will be deemed to constitute a quorum.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-residents within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may Non-residents be the beneficial owners of more than 49% of the Units. This 49% limitation is applied with respect to the issued and outstanding Units of the Fund on both a non-diluted basis and a fully diluted basis. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units and Special Voting Units are resident. In furtherance of the foregoing restrictions, the Trustees may also elect to not accept subscriptions for Units from or issue or register a transfer of Units to any person unless the person provides a declaration that he or she is not a Non-resident within the meaning of the Tax Act. If, notwithstanding the foregoing, the Trustees determine, in their sole discretion, that more than 49% of the Units are held by Non-residents, or that such a situation is reasonably possible, the Trustees may send a notice to Non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in any other manner the Trustees consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-residents within such period, the Trustees may, on behalf of such persons, sell such Units and, in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such a sale, the affected holders shall cease to be holders of the Units and their rights shall be limited to receiving the net proceeds of such sale. Notwithstanding the foregoing, the Trustees shall not take any action that shall affect the rights of the Vendor Group to or in respect of any Units held by any member of the Vendor Group on closing of the Acquisition or any Units subsequently acquired on the exchange of Exchangeable LP Units or Subordinated LP Units held by any member of the Vendor Group on closing of the Acquisition, and, for greater certainty, any of such Units shall be deemed for these purposes to have been acquired by such member prior to the acquisition of Units by any Unitholder.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time with the consent of the Voting Unitholders by a Special Resolution.

The Trustees may, at their discretion and without the approval of the Voting Unitholders, make certain amendments to the Declaration of Trust, including amendments: (i) for the purpose of ensuring continuing compliance and conformity of the Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Fund, (ii) which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders, (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders, (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Fund, or (v) for the purpose of ensuring that the Fund continues to qualify as a mutual fund trust under the Tax Act.

Notwithstanding the previous sentence, the Trustees may not amend the Declaration of Trust in a manner that would result in the Fund failing to qualify as a mutual fund trust under the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on April 6, 2005. On a date selected by the Trustees that is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Voting Unitholders may by a Special Resolution require the Trustees to commence the termination, liquidation or wind-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall designate the time or times at which Voting Unitholders may surrender their Voting Units for cancellation and the date at which the register of Voting Units will be closed. After the date the register is closed, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the XSCOT Units, XSCOT Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the XSCOT Units, XSCOT Notes and other assets comprising the Fund together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of XSCOT Units, XSCOT Notes or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining Trust Units, XSCOT Notes or other assets in specie directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and 90% or more of the Units on a fully diluted basis (other than any Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by holders who did not accept the take-over bid, on the same terms on which the offeror acquired Units pursuant to the take-over bid.

The Declaration of Trust and the Exchange Agreement include provisions to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units may exercise its rights to exchange all or a portion of such holdings for Units, including conditionally, in order to tender to a take-over bid.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide the Voting Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to Voting Unitholders.

The Trustees, the trustees of XSCOT and directors and senior officers of other subsidiaries of the Fund, including the GP and XS Cargo LP, are required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units.

Book-Entry Only System

Registration of interests in and transfers of the Units are made only through a book-based system administered by CDS. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "**CDS Participant**"). All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled are made or delivered by, CDS or the CDS Participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer that is a CDS Participant and from or through which the Units are purchased. References in this annual information form to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the CDS book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Financial Year End

The fiscal year end of the Fund is December 31.

Conflicts of Interest

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Declaration of Trust provides that if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund or any of its affiliates, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund, such Trustee or officer of the Fund or any of its affiliates, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Declaration of Trust are intended to be equivalent to the provisions of the ABCA applicable to directors and officers of a corporation.

XS CARGO OPERATING TRUST

The XSCOT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust. The following is a summary, which does not purport to be complete, of certain provisions of the XSCOT Declaration of Trust insofar as they differ from those of the Declaration of Trust. Reference is made to the XSCOT Declaration of Trust for the full text of its provisions.

General

XSCOT is an unincorporated trust established under the laws of the Province of Alberta pursuant to the XSCOT Declaration of Trust. The activities of XSCOT are restricted to the conduct, directly or indirectly, of the business of, and the ownership, operation and lease of assets and property in connection with, the operation of the broadline closeout store business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of XSCOT may determine may be and having investments and other direct or indirect rights in companies or other entities involved, directly or indirectly, in the broadline closeout retail business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of XSCOT. The fiscal year end of XSCOT is December 31.

Trustees of XSCOT

XSCOT must have a minimum of three trustees and a maximum of seven trustees. A majority of the trustees of XSCOT must be residents of Canada within the meaning of the Tax Act. The trustees of XSCOT are to supervise the activities and manage the affairs of XSCOT. The trustees of XSCOT will be the persons who serve as the Trustees (currently, Mr. Legg, Mr. Margolus and Mr. Clanachan). No person other than the Fund, as the holder of all of the outstanding XSCOT Units, has the right to appoint any trustees of XSCOT.

The XSCOT Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of XSCOT have full, absolute and exclusive power, control and authority over the assets of XSCOT and over the affairs of XSCOT to the same extent as if the trustees of XSCOT were the sole and absolute beneficial owners of the assets of XSCOT, and may, in respect of such assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of XSCOT are responsible for, among other things: (i) acting for, voting on behalf of and representing XSCOT as a holder of LP Units and a holder of GP Common Shares, (ii) maintaining records and providing reports to the XSCOT Unitholders, (iii) supervising the activities and managing the investments and affairs of XSCOT, and (iv) effecting payments of distributable cash from XSCOT to the XSCOT Unitholders and payments of interest and principal on the XSCOT Notes.

Cash Distributions

XSCOT makes monthly cash distributions of its distributable cash to the extent determined prudent by the trustees of XSCOT. The amount of cash to be distributed monthly per Trust Unit to the XSCOT Unitholders is equal to a pro rata share of distributions on or in respect of Ordinary LP Units owned by XSCOT and all other amounts, if any, from any other investments from time to time held by XSCOT received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of XSCOT;

(b) any interest expense (including interest payable in respect of the XSCOT Notes) incurred by XSCOT;

(c) principal repayments in respect of the XSCOT Notes considered advisable by the trustees of XSCOT and any other debt obligations of XSCOT;

(d) any cash redemptions or repurchases of the XSCOT Units or the XSCOT Notes; and

(e) any amount that the trustees of XSCOT may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of XSCOT, that have been or are reasonably expected to be incurred in the activities and operations of XSCOT (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of XSCOT).

Such distributions are payable to holders of record of XSCOT Units on the last business day of each month and are paid within 15 days following each month end. The cash distributions payable by XSCOT are intended to be received by the Fund before its related cash distribution to Unitholders.

The distribution declared by the trustees of XSCOT in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of XSCOT for such year as is necessary to ensure that XSCOT will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of XSCOT that is unavailable for cash distribution will, to the extent necessary to ensure that XSCOT does not have any income tax liability under Part I of the Tax Act, be distributed to the XSCOT Unitholders in the form of additional XSCOT Units. The value of each Trust Unit so issued is equal to the redemption price thereof. The XSCOT Declaration of Trust provides that immediately after any pro rata distribution of XSCOT Units in satisfaction of any non-cash distribution, the number of outstanding XSCOT Units will be consolidated such that each holder of XSCOT Units will hold after consolidation the same number of XSCOT Units as the holder held before the non-cash distribution.

Unit Certificates

As XSCOT Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the XSCOT Units are not to be made through the book-entry only system. Rather, holders of XSCOT Units are entitled to receive certificates therefor.

The XSCOT Notes

The following is a summary of the material attributes and characteristics of the XSCOT Notes that are issuable by XSCOT under the Note Indenture, which summary does not purport to be complete. Reference is made to the Note Indenture for a complete description of the XSCOT Notes and the full text of its provisions. See "Material Contracts".

Two series of XSCOT Notes are initially authorized for issuance under the Note Indenture. Only Series 1 XSCOT Notes are issued and outstanding, all of which are held by the Fund. Series 2 XSCOT Notes will be reserved by XSCOT to be issued exclusively as full or partial payment of the redemption price of Series 1 XSCOT Notes. XSCOT Notes are issuable in Canadian currency. XSCOT has issued approximately $54,954,000 principal amount of Series 1 XSCOT Notes to the Fund.

Interest and Maturity

The Series 1 XSCOT Notes are payable on the earlier of the date on which a demand for payment by the holder is made and the maturity date, being the 15th anniversary of the date of issuance, and bear interest at a rate of 4% per annum, payable on the 15th day of each calendar month that such Series 1 XSCOT Notes are outstanding. Series 2 XSCOT Notes are issuable solely in connection with the redemption of Series 1 XSCOT Notes, mature on the same date as the Series 1 XSCOT Notes redeemed in connection with their issuance, and bear interest at a market rate to be determined by XSCOT's trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 XSCOT Note is outstanding.

Payment upon Maturity

On maturity, XSCOT will repay the XSCOT Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding XSCOT Notes that have then matured, together with accrued and unpaid interest thereon.

Redemption

The XSCOT Notes are redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, payable in cash or, in the case of a redemption of Series 1 XSCOT Notes, in Series 2 XSCOT Notes) at the option of XSCOT prior to maturity.

Subordination

Payment of the principal amount and interest on the XSCOT Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which is defined as all indebtedness, liabilities and obligations of XSCOT which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the XSCOT Notes issued under the Note Indenture.

The Note Indenture provides that upon any distribution of the assets of XSCOT in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to XSCOT, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the XSCOT Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

(a) default in payment of the principal of the XSCOT Notes when the same becomes due and the continuation of such default for a period of ten business days;

(b) default in payment of any interest due on any XSCOT Notes and continuation of such default for a period of fifteen business days;

(c) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of thirty days after notice in writing has been given to XSCOT's trustees specifying such default and requiring XSCOT to rectify the same; and

(d) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to XSCOT.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of XSCOT Notes that would be comparable to the provisions generally found in debt securities issued to the public.

XS CARGO LP

General

XS Cargo LP is a limited partnership formed under the laws of Alberta. The business of XS Cargo LP is to develop, acquire, make investments in and conduct the business and ownership, operation and lease of assets and property in connection with, the broadline closeout retail business in Canada, together with all activities ancillary or incidental thereto and such other businesses and activities as the board of directors of the GP may determine. See "Business of the Company". The following is a summary of the material attributes and characteristics of the LP Units and certain provisions of the Limited Partnership Agreement, which summary is not intended to be complete. Reference is made to the Limited Partnership Agreement and the full text of its provisions for a complete description of the LP Units. See "Material Contracts".

General Partner

The managing general partner of XS Cargo LP is the GP. As general partner of XS Cargo LP, the GP holds 120 GP Units. The GP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of partnership units and to an allocation of 0.001% of the income or loss of XS Cargo LP for each fiscal year. As general partner and holder of the GP Units, the GP has the authority to manage the business and affairs of XS Cargo LP and has unlimited liability for the obligations of XS Cargo LP. See "XS Cargo GP Inc.".

LP Units

XS Cargo LP is entitled to issue various classes of partnership interests, for such consideration and on such terms and conditions as may be determined by the GP. XS Cargo LP has issued and outstanding 6,106,000 Ordinary LP Units (which are held by XSCOT), 3,485,858 Exchangeable LP Units (which are held by the Vendor and management) and 2,404,058 Subordinated LP Units (which are held by the Vendor and management). XS Cargo LP also has issued and outstanding 120 GP Units (which are held by the GP). The Ordinary LP Units represent a 51% interest in XS Cargo LP and the Exchangeable LP Units and the Subordinated LP Units collectively represent a 49% interest in XS Cargo LP.

The Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of the Units and have economic rights that are equivalent in all material respects, except that (i) Exchangeable LP Units are exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution protections) for Units at the option of the holder at any time, (ii) distributions on the Subordinated LP Units are subject to the subordination arrangements described below, and (iii) the Subordinated LP Units will automatically convert into Exchangeable LP Units upon the satisfaction of certain conditions and in certain circumstances. Additionally, Exchangeable LP Units and Subordinated LP Units are accompanied by Special Voting Units that will entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders. See "Retained Interest and Exchange Rights – Exchange Rights" and "Retained Interest and Exchange Rights – Subordination". The Exchangeable LP Units and Subordinated LP Units are each issuable as two separate classes. The classes have identical rights except that one is limited partner (limited liability) Units and the other is general partner (unlimited liability) Units. The Vendor is entitled to make a one-time election if it wishes to hold all or a part of its interest as unlimited liability rather than limited liability Exchangeable LP Units and Subordinated LP Units.

Distributions on the LP Units are made in the following priority:

(a) holders of Ordinary LP Units and Exchangeable LP Units are entitled to receive monthly cash distributions such that each holder of Ordinary LP Units and the Exchangeable LP Units will receive a distribution of $0.09375 per unit for such month or, if there is insufficient distributable cash to make distributions in such amount, such lesser amount as is available, on a proportionate basis,

(b) at the end of each fiscal quarter of XS Cargo LP distributable cash is distributed in the following order of priority:

(i) first, in payment of the monthly cash distribution to the holders of Ordinary LP Units and Exchangeable LP Units as described above, for the month then ended;

(ii) second, proportionately to the holders of Ordinary LP Units and Exchangeable LP Units, to the extent that monthly per unit distributions in respect of the 12 month period then ended were not made or were made in amounts less than $0.09375 per unit, the amount of any deficiency;

(iii) third, to holders of Subordinated LP Units in a per unit amount of $0.28125 or, if there is insufficient available cash to make distributions in such amount, such lesser amount as is distributable, on a proportionate basis;

(iv) fourth, proportionately to the holders of Subordinated LP Units, to the extent that per unit distributions in respect of any fiscal quarter(s) during the 12 month period then ended were not made or were made in amounts less than $028125 per Subordinated LP Unit, the amount of such deficiency; and

(v) fifth, to the extent of any excess, proportionately to the holders of Ordinary LP Units, Exchangeable LP Units and Subordinated LP Units.

Distributions

XS Cargo LP distributes its distributable cash to the extent determined prudent by the board of directors of the GP. Distributions are made on the Ordinary LP Units and the Exchangeable LP Units within 15 days of the end of each month and on the Subordinated LP Units within 15 days of the end of each fiscal quarter and are intended to be received by XSCOT before its related distributions to the Fund. Distributions are payable to the holders of LP Units of record on the last day of the period in respect of which the distribution is to be paid. XS Cargo LP may, in addition, make a distribution at any other time.

Distributable cash represents, in general, all of XS Cargo LP's EBITDA, after:

(a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties, including amounts payable under the Credit Facility;

(b) paying awards under the LTIP or other incentives to management and other personnel;

(c) retaining reasonable working capital reserves, maintenance capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, including reserves to stabilize distributions to the partners, as may be considered appropriate by the GP; and

(d) expenditures in excess of reserves.

Capital and other expenses, including amounts required to enable XS Cargo LP to pay equal monthly distributions based on anticipated future distributable cash, may be financed with drawings under one or more credit facilities that may be established by XS Cargo LP.

Allocation of Net Income and Losses

The income or loss of XS Cargo LP for each fiscal year is allocated to the GP and to the remaining partners as to 0.001% and 99.999%, respectively. The income for tax purposes of XS Cargo LP for a particular fiscal year will be allocated to each partner other than the GP by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by XS Cargo LP to all partners other than the GP with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by XS Cargo LP to that limited partner.

If, with respect to a given fiscal year, no cash distribution is made by XS Cargo LP to its partners, or XS Cargo LP has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of XS Cargo LP for that fiscal year will be allocated to the GP and the remaining partners at the end of each month ending in that fiscal year, as to 0.001% and 99.999%, respectively, and to each remaining partner in the proportion that the number of LP Units held at each of those dates by that partner is of the total number of LP Units issued and outstanding at each of those dates.

Income and loss of XS Cargo LP for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

The fiscal year end of XS Cargo LP is December 31.

Reimbursement of the GP

XS Cargo LP reimburses the GP for all direct costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.

Limited Liability

XS Cargo LP will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The GP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. The GP has no significant assets or financial resources, however, and therefore the indemnity from the GP has nominal value.

Transfer of Partnership Units

LP Units are not transferable except in compliance with the Securityholders Agreement to the Fund or to members of the Vendor Group. Further, LP Units may not be transferred to a person who is not resident in Canada for purposes of the Tax Act. A LP Unit is not transferable in part, and no transfer of a LP Unit will be accepted by the GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit, has been remitted to the registrar and transfer agent of the GP. In addition, a transferee of a LP Unit must provide to the GP such other instruments and documents as the GP may require in appropriate form completed and executed in a manner acceptable to the GP and must pay the administration fee, if any, required by the GP. A transferee of a LP Unit will not become a partner or be admitted to XS Cargo LP and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on XS Cargo LP's register of partners.

Amendments to the Limited Partnership Agreement

The Limited Partnership Agreement may only be amended with the consent of the holders of at least 66 2/3% of the outstanding partnership units voted on the amendment at a duly constituted meeting or by a written resolution of partners holding more than 66 2/3% of the outstanding partnership units entitled to vote at a duly constituted meeting (a "**Partnership Special Resolution**"). Notwithstanding the foregoing,

(a) no amendment will be permitted to be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the GP involuntarily, changing the liability of any limited partner, allowing any limited partner to exercise control over the business of XS Cargo LP, changing the right of a partner to vote at any meeting, adversely affecting the rights, privileges or conditions attaching to any of the LP Units or GP Units, reducing the percentage of income allocable to limited partners to below 99.999% or changing XS Cargo LP from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

(b) no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all other limited partners without the unanimous approval of the partners; and

(c) no amendment that would adversely affect the rights and obligations of the GP, as general partner, will be permitted to be made without its consent.

The foregoing approval requirements are subject to additional restrictions on, or conditions to the approval of, amendments to the Limited Partnership Agreement pursuant to the Declaration of Trust and the Securityholders Agreement.

The GP may call meetings of partners and is required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding partnership units. Each partner is entitled to one vote for each partnership unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

XS CARGO GP INC.

General

The GP is a corporation established under the ABCA to act as the general partner of XS Cargo LP.

Capital of the GP

The authorized share capital of the GP consists of an unlimited number of GP Common Shares. The Fund indirectly through XSCOT, and the Vendor directly, own 51% and 49%, respectively, of the outstanding GP Common Shares. XSCOT acquired its GP Common Shares from the GP for nominal consideration. Each GP Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the GP and to one vote per share at such meetings (other than meetings of another class of shares of the GP). The GP Common Shares entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the GP Common Shares. In the event of a liquidation of the GP, holders of the GP Common Shares, after payment of or other proper provision for all of the liabilities of the GP, will be entitled to share rateably in all remaining assets of the GP. The articles and by laws of the GP contain standard restrictions, which restrict all shareholders from transferring their GP Common Shares without the consent of the directors or shareholders of the GP or as permitted by the Securityholders Agreement. The Securityholders Agreement provides that the GP Common Shares may not be transferred to any Person unless a corresponding percentage of the LP Units held by the transferor, is also transferred to the same Person.

Functions and Powers of the GP

The GP has the authority to manage the business and affairs of XS Cargo LP, to make all decisions regarding the business of XS Cargo LP and to bind XS Cargo LP in respect of any such decision. The GP is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of XS Cargo LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power vested in the GP to manage the business and affairs of XS Cargo LP include all authority necessary or incidental to carry out the objects, purposes and business of XS Cargo LP, including the ability to engage agents to assist the GP to carry out its management obligations and administrative functions in respect of XS Cargo LP and its business.

Restrictions on Authority of the GP

The authority of the GP is limited in certain respects under the Limited Partnership Agreement. The GP is prohibited, without the prior approval of the other partners given by a Partnership Special Resolution, from dissolving XS Cargo LP or selling, exchanging or otherwise disposing of all or substantially all of the assets of XS Cargo LP (otherwise than in conjunction with an internal reorganization that has been approved by the Fund).

Withdrawal or Removal of the GP

The GP is permitted to resign as general partner on not less than 180 days' prior written notice to the partners, provided that the GP may not resign if the effect thereof would be to dissolve XS Cargo LP. The GP may be removed as general partner of XS Cargo LP, without its consent, if: (i) the shareholders or directors of the GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding up of the GP, or the GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner agrees to act as general partner under the Limited Partnership Agreement, or (ii) a Partnership Special Resolution has been passed and a successor general partner has agreed to act as general partner under the Limited Partnership Agreement.

MANAGEMENT, TRUSTEES AND DIRECTORS

Trustees of the Fund

The Trustees of the Fund are Jonathan Legg, David B. Margolus and Gordon Clanachan, who also serve as the trustees of XSCOT and as directors of the GP. Jonathan Legg is the Chairman of the Trustees. See "XS Cargo Income Fund – Trustees" and "XS Cargo Operating Trust – Trustees of XSCOT". See also "Directors and Officers of the GP".

Directors and Officers of the GP

The following sets out the names, municipalities of residence, positions with the GP and principal occupations of the directors and officers of the GP. The term of office for each of the directors expires at the time of the next annual meeting of securityholders of the GP.

Name and Municipality of Residence	Position with GP	Date Appointed as a Director	Principal Occupation
Jonathan Legg(1)(2)(3) Calgary, Alberta	Director	April 6, 2005	Vice-President and Operating Committee Member, Canadian Pacific Railway
David B. Margolus, Q.C.(1)(2)(3) Edmonton, Alberta	Director	April 6, 2005	Counsel, Witten LLP (law firm)
Gordon Clanachan, CA(1)(2)(3) Edmonton, Alberta	Director	April 6, 2005	Consultant (interim management and business advisory services)
Michael McKenna Edmonton, Alberta	Director and President and Chief Executive Officer	March 8, 2005	President and Chief Executive Officer of the GP.
Jeff Rootman, CA Edmonton, Alberta	Director, Vice-President, Finance and Chief Financial Officer	April 6, 2005	Vice-President, Finance and Chief Financial Officer of the GP.

Notes:
(1) Trustee of the Fund and XSCOT (Jonathan Legg, Chair).
(2) Fund Audit Committee member (Gordon Clanachan, Chair).
(3) GP Compensation and Governance Committee member (David B. Margolus, Chair).

The following are brief profiles of the directors and executive officers of the GP:

Jonathan Legg, Trustee and Director. Mr. Legg joined Canadian Pacific Railway (CPR) in 2005 as Vice President. Mr. Legg is a Member of CPR's Management Committee, Operating Committee, Information Technology Committee and Strategic Initiatives Forum. Prior thereto, Mr. Legg was a senior executive with Royal Bank of Canada ("**RBC**") where he was employed since 1982. From 2003 to 2005 Mr. Legg was a resident of Chicago, Illinois where he was the Chief Executive Officer of RBC Mortgage, the Chief Operating Officer of RBC Centura Bank and a member of RBC Banking U.S. and Canadian Operating Committees. From 1999 to 2003 Mr. Legg was the Senior Vice President RBC, Operations & Service Delivery, North America. Mr. Legg has a Senior Executive Development Program Diploma from the Institute for Management Development, Lausanne, Switzerland and a Diploma from the Banff School of Advanced Management.

David B. Margolus, Q.C., Trustee and Director. Mr. Margolus is Counsel to and former Managing Partner (for 13 years) of Witten LLP, with a legal practice focused primarily in the areas of corporate, commercial and real estate. Mr. Margolus is a director of Liquor Stores Income Fund's administrator. Mr. Margolus is a director and member of the governance committee of The Edmonton Airport Authority and a director of Powercomm Inc.

Gordon Clanachan, CA, Trustee and Director. Mr. Clanachan has been a consultant providing interim management and business advisory services, since 1999. From 1994 to 1999, Mr. Clanachan was a director and the President and Chief Executive Officer of RaiLink Ltd., a TSX listed company. RaiLink was Canada's largest regional railway prior to its acquisition by RailAmerica in 1999. Prior thereto, Mr. Clanachan was a senior manager with Price Waterhouse, a management consultant company, from 1988 to 1994. Mr. Clanachan currently serves as a director of the Edmonton Regional Airport Authority, Bridgewater Bank and Alberta Blue Cross. He is a member of the advisory board of a number of companies and a member of the Board of Governors of the University of Alberta. Mr. Clanachan received his Chartered Accountant designation in 1983.

Michael McKenna, Director and Chief Executive Officer. Mr. McKenna founded XS Cargo in 1997 and has served as its President throughout its history. From 1979 to 1983, Mr. McKenna managed the Alberta operations of an Ontario-based consumer electronics company operating as "Krazy Kelly's". From 1983 to 1995, Mr. McKenna was a director and officer of Multitech Warehouse Direct Inc. ("**Multitech**"), which operated a chain of retail consumer electronic stores. From 1983 to 1995, Multitech grew to 52 stores in all ten provinces. From 1986 to 1990, Mr. McKenna owned a successful Cantel franchise, which he sold back to Cantel in 1990.

Jeff Rootman, CA, Director, Vice-President, Finance and Chief Financial Officer. Mr. Rootman joined XS Cargo in February 2005. Prior thereto, Mr. Rootman was a senior manager and the Regional Assurance Leader for the Edmonton Region of Meyers Norris Penny LLP from November 2000 to January 2005. Mr. Rootman articled with PricewaterhouseCoopers LLP from 1997 to 2000 where he held several positions of increasing responsibility. Mr. Rootman received his Bachelor of Commerce degree from the University of British Columbia in 1997 and his Chartered Accountant designation in 2000. Mr. Rootman instructs Canadian Institute of Chartered Accountants continuing professional education courses for the Alberta and Saskatchewan Institutes in the areas of accounting, financial reporting and auditing.

Fund Nominees

The Fund has the right to nominate a majority of the board of directors of the GP, such majority being initially three directors, subject to increase in certain circumstances (see "**Securityholders Agreement**"). Each of the nominees of the Fund to the board of directors of the GP is to be approved by the Unitholders and may be a Trustee. The Vendor Group has the right to nominate up to two of the directors of the GP. The Fund's nominees on the board of directors of the GP are Mr. Legg, Mr. Margolus and Mr. Clanachan and the Vendor Group's nominees on the board of directors of the GP are Mr. McKenna and Mr. Rootman.

Unit and LP Unit Ownership

As at March 19, 2007, the Trustees and the directors and senior officers of the GP own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 59,000 Units and 5,878,183 LP Units, representing approximately 49.6% of the outstanding Units (assuming the exchange for Units of all of the outstanding Exchangeable LP Units and Subordinated LP Units). Included in these amounts are 3,471,970 Exchangeable LP Units and 2,394,480 Subordinated LP Units held by the Vendor, a corporation controlled by the Company's Chief Executive Officer, Michael McKenna (67.5%), representing a 49% interest in the Fund on a fully-diluted basis.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Clanachan was a director of Wavepoint Systems Inc. from December, 2000 to March 15, 2002. On May 29, 2002 Wavepoint Systems Inc. made an assignment pursuant to the Bankruptcy and Insolvency Act and a receiver was appointed. To the knowledge of the Trustees, except as set forth above, no proposed Trustee is, or within the ten years prior to the date hereof, has been, a director or executive officer of any other company that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. McKenna was previously a director and officer of Multitech, which operated a chain of retail consumer electronics stores. From 1983 to 1995, Multitech grew to 52 stores in all ten provinces and financed that growth primarily with favourable trade credit terms of up to six months. In 1993, the retail industry underwent a major change that resulted in several of Multitech's most significant manufacturers and distributors ceasing to provide trade credit. Multitech was not adequately capitalized to handle this change. Multitech sought creditor protection under the provisions of the *Companies Creditors Arrangement Act* (Canada) in

January 1995 and its stores were closed in 1996. Mr. McKenna was engaged by the receiver to liquidate the remaining inventory. A proposal under the *Bankruptcy and Insolvency Act* (Canada) was approved in October 1997 and Multitech was amalgamated with Famous Brands (Edmonton) Inc. to form the Vendor on November 15, 1997.

To the knowledge of the Fund, other than as set forth above, no trustee, director or executive officer of the Fund or the Company, or shareholder holding a sufficient number of securities of the Fund or the Company to affect materially the control of the Fund or the Company: (a) is, as at the date of this annual information form, or has been, within the 10 years before the date of this annual information form, a director or executive officer of any company (including the Fund and the Company) that while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Fund, no trustee, director or executive officer of the Fund or the Company, or shareholder holding a sufficient number of securities of the Fund or the Company to affect materially the control of the Fund or the Company, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE INFORMATION

The full text of the audit committee mandate is included in **Schedule "B"** of this Annual Information Form.

Composition of the Audit Committee

The audit committee consists of three members, all of whom are independent and financially literate in accordance with the definitions in Multilateral Instrument 52-110 Audit Committees. The relevant education and experience of each audit committee member is outlined below:

Gordon Clanachan, CA, Trustee and Director. Mr. Clanachan has been a consultant providing interim management and business advisory services, since 1999. From 1994 to 1999, Mr. Clanachan was a director and the President and Chief Executive Officer of RaiLink Ltd., a TSX listed company. RaiLink was Canada's largest regional railway prior to its acquisition by RailAmerica in 1999. Prior thereto, Mr. Clanachan was a senior manager with Price Waterhouse, a management consultant company, from 1988 to 1994. Mr. Clanachan currently serves as the chair of the Audit Committee of the Edmonton Regional Airport Authority. He is also a member of the Audit Committees of Bridgewater Bank, Alberta Blue Cross, University of Alberta and Alberta Motor Association. Mr. Clanachan received his Chartered Accountant designation in 1983.

Jonathan Legg, Trustee and Director. Mr. Legg joined Canadian Pacific Railway (CPR) in 2005 as Vice President. Mr. Legg is a Member of CPR's Management Committee, Operating Committee, Information Technology Committee and Strategic Initiatives Forum. Prior thereto, Mr. Legg was a senior executive with Royal Bank of Canada ("**RBC**") where he was employed since 1982. From 2003 to 2005 Mr. Legg was a resident of Chicago, Illinois where he was the Chief Executive Officer of RBC Mortgage, the Chief Operating Officer of RBC Centura Bank and a member of RBC Banking U.S. and Canadian Operating Committees. From 1999 to 2003 Mr. Legg was the Senior Vice President RBC, Operations & Service Delivery, North America. Mr. Legg has a Senior Executive Development Program Diploma from the Institute for Management Development, Lausanne, Switzerland and a Diploma from the Banff School of Advanced Management.

David B. Margolus, Q.C. Mr. Margolus is Counsel to and former Managing Partner (for 13 years) of Witten LLP, with a legal practice focused primarily in the areas of corporate, commercial and real estate. Mr. Margolus is a director of Liquor Stores Income Fund's administrator. Mr. Margolus is a director and member of the governance committee of The Edmonton Airport Authority and a director of Powercomm Inc and chair of its governance committee and a member of its compensation committee.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee approves in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any de minimus exception allowed by applicable law.

The audit committee has delegated authority to the Chair of the audit committee to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which are not otherwise pre-approved by the audit committee, including the fees and terms of the proposed services ("Delegated Authority"). All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full audit committee at its next meeting.

All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the audit committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the audit committee or pursuant to Delegated Authority.

External Auditor Service Fees

The following table provides information about the fees billed to the Fund for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2006:

	2006	2005
Audit Fees [1]	$97,386	$92,000
Audit-related Fees [2]	27,047	164,055
Tax Fees [3]	14,000	7,500
All Other Fees	-	-
Total	$138,433	$263,555

Notes:

(1) Audit fees consist of fees for the audit of the Fund's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Fund's financial statements and are not reported as Audit Fees. During fiscal 2006, the services provided in this category included review procedures performed related to the Fund's interim consolidated financial statements. During fiscal 2005,the services provided in this category included procedures related to the Fund's initial public offering ($151,055) and review procedures performed related to the Fund's interim consolidated financial statements ($13,000).

(3) Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2006 and 2005, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and indirect tax services.

RETAINED INTEREST AND EXCHANGE RIGHTS

Retained Interest

The Vendor owns 3,471,970 Exchangeable LP Units and 2,394,480 Subordinated LP Units representing, in the aggregate, 49% of the LP Units. The Vendor also owns 5,866,450 GP Common Shares representing, in the aggregate, 49% of the GP Common Shares.

Exchange Rights

The Exchangeable LP Units are indirectly exchangeable for Units on the basis of one Unit for each Exchangeable LP Unit. The exchange procedure may be initiated by the holder of an Exchangeable LP Unit at any time and from time to time by delivering to the GP, as escrow agent under the Exchange Agreement, a unit certificate in respect of that portion of its Exchangeable LP Units to be exchanged, duly endorsed in blank for transfer, as well as a certificate representing a proportionate number of GP Common Shares. The GP will give notice of the proposed exchange to XSCOT, which will acquire Units from the Fund in consideration for the issuance of XSCOT Units and XSCOT Notes in the number required to complete the exchange. XSCOT will deliver to the GP as escrow agent a certificate for the requisite number of Units duly endorsed in blank for transfer. The GP will effect the exchange procedure by causing to be issued in the name of XSCOT a unit certificate for that number of Ordinary LP Units (and a proportionate number of GP Common Shares) to be issued on the exchange, entering XSCOT in the register of limited partners of XS Cargo LP and in the register of shareholders of the GP in respect of such additional Ordinary LP Units and GP Common Shares, causing the Exchangeable LP Units and GP Common Shares so tendered for exchange to be cancelled, and delivering to the previous holder of the Exchangeable LP Units a certificate for that number of Units of the Fund to be received on the exchange.

Voting Rights

Holders of Exchangeable LP Units and Subordinated LP Units have been issued Special Voting Units that are attached to, and are only be evidenced by, the certificates representing the Exchangeable LP Units and Subordinated LP Units. The Special Voting Unit entitle the holders thereof to vote in all votes of Voting Unitholders (including resolutions in writing) as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units and Subordinated LP Units were exchanged for Units. See "XS Cargo Income Fund – Units and Special Voting Units".

Dilution Rights and Economic Equivalence

The Exchange Agreement provides that in the event that there is a change in the number of Exchangeable LP Units, or the number of Units outstanding as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation of Units immediately following a distribution of Units in lieu of a cash distribution), the exchange ratio will be adjusted by the Fund. The Exchange Agreement also provides that the Fund will not issue or distribute Units to the holders of all or substantially all of the then outstanding Units (other than a distribution of Units in lieu of cash distribution), issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units or issue or distribute property of the Fund to the holders of all or substantially all of the then outstanding Units unless, in each case, the economic equivalent thereof (as determined by the Trustees) is issued or distributed simultaneously to the holders of Exchangeable LP Units and Subordinated LP Units.

Reclassification of Units

If at any time while any Exchangeable LP Unit or Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization or distribution of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then the Exchange Rights will be adjusted in a manner approved by the Trustees, acting reasonably, so that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

If at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization of the Fund as a result of any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then notwithstanding the terms and conditions of the Subordinated LP Units and any other provision of the Declaration of Trust or the Limited Partnership Agreement, the outstanding Subordinated LP Units will automatically convert into Exchangeable LP Units at the then current conversion ratio in effect under the Limited Partnership Agreement, and the holders of such Subordinated LP Units will, immediately subsequent to such conversion, be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled to receive upon the exercise of their Exchange Rights, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

In addition, if at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Exchangeable LP Units outstanding, any change of the Exchangeable LP Units into other units or securities (other than into Units) or any other capital reorganization of XS Cargo LP or any consolidation, amalgamation, arrangement, merger or other form of business combination of XS Cargo LP with or into any other entity resulting in a reclassification of the outstanding Exchangeable LP Units, then the holders of Subordinated LP Units will be entitled to receive, in lieu of the number of Exchangeable LP Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Exchangeable LP Units that they would have received had they converted their Subordinated LP Units for Exchangeable LP Units immediately before the effective date of any such transaction.

Registration Rights

The Vendor Group has been granted "demand" and "piggy back" registration rights by the Fund that will enable them to require the Fund to file a prospectus and otherwise assist with a public offering of Units subject to certain limitations, with the Fund's expenses to be borne by the Vendor Group (or on a pro rata basis if both the Vendor Group and the Fund are offering Units) pursuant to the terms and conditions of the Exchange Agreement. In the event of a "piggy back" offering, the Fund's financing requirements are to take priority.

Subordination

Distributions on the Subordinated LP Units are subordinated in favour of Ordinary LP Units and Exchangeable LP Units. Distributions will only be paid by XS Cargo LP on the Subordinated LP Units at the end of a fiscal quarter to the extent that: (i) XS Cargo LP has paid average monthly distributions of at least $0.09375 per Ordinary LP Unit and Exchangeable LP Unit to holders of Ordinary LP Units and Exchangeable LP Units during that quarter, and (ii) any deficiency in such distributions to holders of Ordinary LP Units and Exchangeable LP Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency will be borne by holders of the Subordinated LP Units, distributions on which will be reduced to the extent necessary to support the continued payment of distributions on the Ordinary LP Units and Exchangeable LP Units and any applicable deficiency in such distributions.

Distributions on the Ordinary LP Units and Exchangeable LP Units are cumulative, such that the amount of any deficiency will accumulate for a period of 12 months. Payments of deficiencies in distributions on the Ordinary LP Units and the Exchangeable LP Units are made in priority to distributions on the Subordinated LP Units. Any accumulated deficiency on Ordinary LP Units and Exchangeable LP Units not satisfied by a distribution by XS Cargo LP within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated LP Units will not be reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made). As the holder of the Ordinary LP Units, XSCOT will be entitled to enforce payment of any accumulated deficiency during the term of the subordination provisions.

The Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis at (and the subordination provisions will only apply until) the earlier of:

(i) December 31, 2006 if, for the fiscal year of XS Cargo LP ending on such date, XS Cargo LP has earned EBITDA (derived from audited financial statements) of at least $14.432 million (the "**EBITDA Target**"), and XS Cargo LP has paid distributions of at least $1.125 per LP Unit (the "**Distribution Target**") for each of the fiscal years ended December 31, 2006 and 2005 (annualized in the case of 2005), and

(ii) the end of any fiscal year of the Fund following December 31, 2006 in respect of which XS Cargo LP has earned EBITDA (derived from audited financial statements) of at least the EBITDA Target and XS Cargo LP has paid distributions per LP Unit at least equal to the Distribution Target for such fiscal year.

For the purposes of the subordination provisions, EBITDA is calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this annual information form. See "Non GAAP Measures".

The Limited Partnership Agreement provides that if a take-over bid by a person acting at arm's length to the Vendor owning Subordinated LP Units (or any associate or affiliate thereof or person acting jointly or in concert with such Vendor) is made for the Units, then, provided that 20% or more of the Units on a fully diluted basis (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken-up and paid for pursuant to the take-over bid, the subordination of the Subordinated LP Units will automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis. The subordination of the Subordinated LP Units will also automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis on the completion of an Acquisition Transaction.

Notwithstanding the subordination of distributions to holders of the Subordinated LP Units, holders of these LP Units have the right, through Special Voting Units issued in conjunction with the Subordinated LP Units, to a number of votes at any meeting of Voting Unitholders equal to the number of Units that may be obtained upon the exchange of such Subordinated LP Units without giving effect to such subordination.

DISTRIBUTIONS

Distribution Record

The following table sets forth the per Unit amount of monthly cash distributions paid by the Fund since the completion of the IPO.

	Distribution per Unit [1]
2005	
June	$0.1387 [2]
July	$0.09375
August	$0.09375
September	$0.09375
October	$0.09375
November	$0.09375
December	$0.09375
Total	$0.7012
2006	
January	$0.09375
February	$0.09375
March	$0.103125[3]
April	$0.103125
May	$0.103125
June	$0.103125
July	$0.103125
August	$0.103125
September	$0.103125
October	$0.103125
November	$0.103125
December	$0.103125
Total	$1.21875
2007	
January	$0.103125
February	$0.103125
March	$0.09375[4]

Notes:

(1) Monthly information refers to the month in which the record date for the relevant distribution occurs, with the distribution being paid in the following month.

(2) The initial distribution for the period from May 17 to June 30, 2005, inclusive, was $0.1387 per Unit. Thereafter, the distribution was $0.09375 per Unit per month until February 28, 2006.

(3) The Fund increased the distribution to $0.103125 effective March 31, 2006.

(4) The Fund decreased the distribution to $0.09375 effective March 31, 2007.

Distribution Policy

The Fund makes monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month. The Fund currently distributes $0.103125 per Unit per month ($1.2375 per Unit per annum).

The distributable cash of XSCOT is derived primarily from distributions on or in respect of Ordinary LP Units owned by XSCOT. XSCOT makes monthly distributions to holders of XSCOT Units of its distributable cash after satisfaction of its interest obligations, if any, including interest on the XSCOT Notes, less any administrative expenses and other obligations of XSCOT, including principal repayments in respect of the XSCOT Notes. See "XS Cargo Operating Trust – Cash Distributions".

XS Cargo LP makes monthly distributions of distributable cash on the Ordinary LP Units and Exchangeable LP Units and, subject to the subordination provisions applicable to the Subordinated LP Units, quarterly cash distributions on the Subordinated LP Units. The distributable cash of XS Cargo LP is based on available cash from its operations less amounts required for debt service obligations, general and administrative expenses and other expense obligations, expenditures in excess of reserves, long-term incentive plan awards and other incentives, reserves, and such other amounts as may be considered appropriate by the board of directors of the GP. Capital and other expenditures (including amounts to enable XS Cargo LP to pay equal monthly distributions based on expected annual cash distributions) may be financed with drawings under the Credit Facility, other borrowings or additional issuances of Units. See "XS Cargo Limited Partnership – LP Units".

The Fund, XSCOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. See "Risk Factors – Risks Relating to the Structure of the Fund – Cash Distributions".

The Credit Facility may in certain circumstances restrict the ability of XS Cargo LP to pay distributions to the holders of LP Units if the payment would result in default under the Credit Facility. See "Material Contracts – Credit Facility".

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

See "XS Cargo Income Fund" for a description of the rights, privileges and restrictions attached to the Units and the Special Voting Units. See "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the Exchange Rights.

See "XS Cargo Operating Trust" for a description of the rights, privileges and restrictions attached to the securities of XSCOT.

See "XS Cargo Limited Partnership" and "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the securities of XS Cargo LP.

See "XS Cargo GP Inc." for a description of the rights, privileges and restrictions attached to the GP Common Shares.

Constraints

See "XS Cargo Income Fund – Limitation on Non-Resident Ownership" for a description of the constraints imposed on the ownership of the Units to ensure that the Units have a required level of Canadian ownership and the mechanism by which the level of Canadian ownership of the Units is monitored and maintained.

Ratings

To the knowledge of management, no ratings, including provisional ratings, have been received from any rating organization in respect of the Units of the Fund.

Securities Held in Escrow

To the Fund's knowledge, no securities of the Fund are held in escrow other than pursuant to the Escrow Agreement described under "Material Contracts – Acquisition Agreement".

MARKET FOR SECURITIES

Trading Price and Volume

The Units are listed and posted for trading on the TSX under the trading symbol "XSC.UN". The following table sets forth the closing price range and trading volume of the Units as recorded by the TSX for each month in which the Units traded in 2006.

Month	High	Low	Volume
January	14.40	13.40	199,624
February	15.40	13.90	205,399
March	15.50	14.65	262,697
April	15.30	14.75	300,293
May	15.25	13.60	160,348
June	14.04	13.01	360,244
July	14.10	13.75	337,131
August	14.35	13.79	180,310
September	14.40	13.20	122,643
October	14.12	13.60	50,642
November	12.65	9.00	411,515
December	10.75	9.25	337,760

Prior Sales

In addition to the 6,106,000 Units issued pursuant to the IPO, the Fund has 5,889,916 Special Voting Units and 5,889,916 Exchange Rights outstanding. See "Description of Capital Structure – General Description of Capital Structure". The issued and outstanding Special Voting Units and Exchange Rights were issued for nominal consideration in connection with the Acquisition and in connection with the issuance of Exchangeable LP Units and Subordinated LP Units to the GP, Chief Financial Officer pursuant to his employment agreement..

RISK FACTORS

Investing in the Units involves risks. In addition to the other information contained in this annual information form, Unitholders and prospective Unitholders should carefully consider the risk factors set out below in making an investment decision with respect to the Fund and the Units. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. These risks and uncertainties are not the only ones facing the Fund and the Company. Additional risks and uncertainties not currently known to the Fund or the Company, or that the Fund or the Company currently considers immaterial, may also impair the operations of the Fund or the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company, and the ability of the Fund to make distributions on the Units, could be materially adversely affected.

Risks Relating to the Company and its Business

Maintaining Profitability and Managing Growth

There can be no assurance that the Company's business and growth strategy will enable it to sustain profitability and enable the Fund to maintain distributions to Unitholders at current levels in future periods. The Company's future operating results will depend on a number of factors, including: (a) the Company's ability to: (i) successfully execute the strategic initiatives outlined under "Business of XS Cargo – Growth Strategy"; (ii) remain a low-cost retailer; (iii) maintain or realize increased sales and profitability; (iv) successfully identify and respond to changes in trends and consumer tastes; (v) maintain cost-effective delivery of its merchandise to its distribution center and to its stores; (vi) hire, train, motivate, manage and retain qualified retail store management and personnel; and (vii) continuously improve its service to achieve new and enhanced customer benefits and better quality; (b) level of competition in the retailing industry in the markets in which the Company operates; (c) effectiveness of the Company's marketing programs; and (d) general economic conditions and consumer confidence.

There can be no assurance that the Company will be able to successfully implement its strategic plan or that such plan will enable the Company to maintain or increase historical sales, profitability or growth rates. Failure to successfully execute any material part of the Company's strategic plan could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations. There can be no assurance that the Company will be able to effectively manage its growth, and any failure to do so could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Expansion Through New Store Openings

As part of the Company's growth strategy, it intends to continue to increase the total number of stores in existing and new markets. To do so successfully, new stores must operate with similar profitability as existing stores. The Company increased its store base by one store in 2002, four stores in 2003, four stores in 2004, eight stores in 2005 and eight new stores in 2006. There can be no assurance that the Company will be able to achieve its expansion goals or that it will be able to operate its new stores profitably. Furthermore, there can be no assurance that any new store will achieve similar operating results to those of existing stores or that new stores opened in markets in which the Company operates will not have a material adverse effect on the revenues and profitability of existing stores. In addition, new markets may have different competitive conditions, consumer trends and discretionary spending patterns than existing markets, which may cause the Company's new stores in these markets to be less successful than stores in existing markets. The success of the Company's planned expansion is dependent upon numerous factors, many of which are beyond the Company's control, including the following: (a) the Company's ability to: (i) adequately identify and analyze suitable new markets and individual store sites within existing and those new markets; (ii) adapt existing distribution and other operational and management systems to an expanded network of stores; (iii) attract customers and generate sales to operate new stores with sufficient profitability; (iv) negotiate favourable lease terms with landlords; and (v) obtain governmental and other third-party consents, permits and licenses needed to operate its stores; (b) competition for suitable store sites; (c) availability of human resources for staffing of new stores and the Company's ability to hire, train, motivate, manage and retain qualified retail store management and personnel; and (d) availability of adequate management and financial resources to properly manage an increased number of stores.

Supply

By its nature, closeout merchandise is available directly from manufacturers, distributors and retailers or indirectly through brokers and trade shows. Although there is generally continuity in the channels and sources of supply, specific items are available generally on a non-recurring basis. As a result, the Company does not have long-term contracts with its vendors for access to quantities or pricing of products, but makes individual purchase decisions, which are often for large quantities. Although the Company has many sources of merchandise and currently does not foresee any shortages of closeout merchandise in the future, there can be no assurance that its existing sources of supply will continue to make closeout merchandise available to the Company or that merchandise made available will be in quantities, at prices or on other terms acceptable to the Company or that the Company's buyers will continue to identify and take advantage of appropriate buying opportunities. Significant increase in the price of merchandise sold by the Company, the lack of availability of such merchandise, or the deterioration in the Company's relationships with any of its sources of supply could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Key Personnel

The Company's future performance will depend in large part upon the efforts and abilities of its management, particularly Michael McKenna, the Chief Executive Officer of the GP, Jeff Rootman, the Vice President, Finance and Chief Financial Officer of the GP and the Company's other key employees, including the Company's buyers. The loss of services of one or more of these persons could adversely affect the Company's business and results of operations and the Company's ability to effectively pursue its business strategy. There can be no assurance that the Company would be able to find qualified replacements for these persons if their services were no longer available. The Company maintains key person life insurance for Mr. McKenna and Mr. Rootman. There can be no assurance, however, that such insurance will be sufficient to fully compensate the Company for any financial losses arising from the death of either of such individuals.

Changes in Trends and Consumer Tastes

The merchandise that the Company sells is subject to trends and geographic consumer tastes, which can change rapidly. The Company's success in this area is largely dependent on its ability to gauge consumer preferences and to deliver merchandise in a timely fashion to satisfy consumer trends. If the Company is unable to anticipate or respond to changes in consumer tastes and trends in a timely manner, it may overstock unpopular products and be forced to take significant markdowns and miss opportunities to sell products that are more popular. Disposal of excess inventory may result in a decrease in sales and earnings and materially adversely affect the Company's business, financial condition, liquidity and results of operations. The Company's inability to acquire suitable merchandise in the future or to accurately anticipate consumer demand for such merchandise could also have a material adverse effect on its business, financial condition, liquidity and results of operations.

Economic Conditions and Consumer Spending

The success of the Company's business depends to a significant extent upon the level of consumer spending. A number of factors affect the level of consumer spending on merchandise that the Company offers, including, among other things: (a) general economic, industry and weather conditions in Canada as a whole, and in the regional markets in which the Company operates; (b) availability of consumer credit and the level of consumer debt; (c) level of employment; (d) interest rates; (e) tax rates and policies; (f) war, terrorism and other hostilities; and (g) gross domestic product growth and consumer confidence in future economic conditions.

The merchandise the Company sells generally consists of discretionary items. Reduced consumer confidence and spending may result in reduced demand for the Company's discretionary items and may force it to take significant inventory markdowns. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions in Canada or in any of the regions in which the Company operates, and any related decrease in consumer demand for discretionary items, could have a material adverse effect on the Company's business, results of operations and financial condition.

Marketing Expenditures

The Company's growth and profitability is dependent in part on the effectiveness of its marketing efforts. The success of the Company's marketing programs will affect the ability of the Company to: (a) increase its brand name recognition and awareness of its products; (b) determine the appropriate media and content for future marketing activities; and (c) effectively manage marketing costs.

There can be no assurance that the Company's planned marketing expenditures will be managed on a cost-effective basis, result in increased sales or generate increased levels of product and brand name awareness. The Company may need to increase expenditures on advertising and other marketing programs above current level in order to maintain brand awareness and support its sales.

Competition

The retail industry is intensely competitive and fragmented. As a broadline closeout retailer, the Company competes against a diverse group of retailers, including department and discount stores, which sell, among other things, products similar and often identical to those the Company sells. The Company also competes in particular markets with a substantial number of retailers that specialize in one or more types of products that the Company sells. Many of these competitors have substantially greater financial resources than the Company that may allow them to initiate and sustain aggressive price competition or compete on bases other than price, such as product selection or customer service. The highly competitive nature of the retail industry means the Company is constantly subject to the risk of losing market share to its competitors. As a result, the Company may not be able to maintain or to raise the prices of its merchandise in response to inflationary pressures such as increasing costs.

A number of different competitive factors could have a material adverse effect on the Company's business, results of operations and financial condition, including: (a) increased operational efficiencies of competitors; (b) competitive pricing strategies, including deep discount pricing by a broad range of retailers during periods of poor consumer confidence or economic instability; (c) expansion of the types of products sold or of geographic focus by existing competitors; (d) development of new marketing channels for discount or closeout goods, such as the internet; (e) entry by new competitors into markets in which the Company operates; and (f) adoption by existing competitors of innovative store formats or retail sales methods, including e-commerce.

There can be no assurance that the Company will be able to compete successfully with existing or with new competitors, or that prolonged periods of deep discount pricing by the Company's competitors will not materially harm the Company's business.

Reliance on Centralized Distribution Centers

All inventory is shipped directly from suppliers to the Company's existing centralized distribution centers located in Edmonton, Alberta and Mississauga, Ontario, where the inventory is then processed, sorted and shipped to the Company's stores across Canada. The Company depends in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the distribution centers. Although the Company believes that its receiving and distribution process is efficient and well positioned to support its expansion plans, there can be no assurance that the Company has anticipated all of the changing demands that its expanding operations will impose on its receiving and distribution system, or that events beyond its control, such as disruptions in operations due to fire or other catastrophic events, labour disagreements or shipping problems, will not result in delays in the delivery of merchandise to the Company's stores. Any such delays could damage the Company's reputation or otherwise have a material adverse effect on the Company's business, financial condition, liquidity and results of operations. Distributions problems may have a material adverse effect on the Company's revenue in particular periods.

Although the Company maintains business interruption and property insurance, there can be no assurance that such insurance will be sufficient, or that insurance proceeds will be paid to the Company on a timely basis, in the event the Company's distribution center is shut down for any reason or if the Company incurs higher costs and longer lead times in connection with a disruption its existing distribution center.

Freight Costs

The Company's freight costs are impacted by changes in fuel prices and other shipping costs. Fuel prices and other shipping costs affect freight costs both on inbound freight from vendors to the Company's distribution center and outbound freight from the Company's distribution centers to its stores. Increases in fuel prices or other shipping costs may increase freight costs and thereby increase the Company's cost of goods sold, which may in turn have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Ability to Maintain Comparable Store Sales

Comparable store sales results have fluctuated in the past, and management believes such fluctuations may continue. The unpredictability of the Company's comparable store sales may cause its revenue and results of operations to vary from quarter to quarter, and an unanticipated decline in revenues or operating income may cause the Trust's Unit price to fluctuate significantly. A failure to grow or maintain the Company's comparable store sales results could have a material adverse effect on its results of operations and could cause the price of the Units to decrease significantly.

A number of factors have historically affected, and will continue to affect, comparable store sales results, including, without limitation: (a) competition; (b) general regional and national economic conditions; (c) weather conditions; (d) consumer trends; (e) changes in merchandise mix; (f) ability to efficiently source and distribute merchandise to the Company's stores; (g) timing and type of sales events, promotional activities or other advertising; (h) success of marketing programs; (i) new merchandise introductions; (j) the proximity of new store openings in relation to existing locations; and (k) ability to execute the Company's business strategy effectively.

These factors may cause the Company's comparable store sales results to differ materially from prior periods and from expectations. Past same store sales are no indication of future results, and there can be no assurance that the Company's same store sales will not decrease in the future.

Seasonality and Fluctuations in Quarterly Results

The Company's business is seasonal, with approximately 40% of its sales and operating income generated during the Company's fourth fiscal quarter, which includes the holiday shopping season. While variable costs can be managed to match seasonal patterns, a significant portion of retail costs, including rent, cannot be adjusted for seasonality. A significant shortfall in results for the fourth quarter of any fiscal year could have a material adverse effect on the Company's annual results of operations and on the market price of the Units.

The Company's quarterly results of operations may also fluctuate based upon such factors as delays in the flow of merchandise, the number and timing of new store openings and related store pre-opening expenses, the amount of net sales contributed by new and existing stores, the mix of products sold, competitive factors, changes in fuel and other shipping costs, general economic conditions, labour market fluctuations, changes in accounting rules and regulations and unseasonable weather conditions.

Importance of Management Information Systems

Management relies on management information systems to analyze operating performance on a regular basis. Additionally, the Company depends on its management information systems in all areas of its operations, including supply chain management, inventory control, point of sale systems and after-sales service. If these systems fail or become obsolete, the Company business, financial, condition, liquidity and results of operations may be materially adversely affected. To address these risks, the Company has entered into an agreement with a third party software vendor for the purchase of a new point-of-sale and inventory management system. Management feels this new system will effectively address inventory allocation problems, contribute to improved labour efficiencies in the stores, distribution centres and head office and provide timely and accurate operating information.

Increase in the Cost of, or Disruption in the Flow of, Imported Products

Merchandise originally manufactured and imported from outside of Canada accounts for a large proportion of the Company's product purchases. A disruption in the shipping of imported merchandise or an increase in the cost of those products may significantly decrease the Company's sales and profits. In addition, if imported merchandise becomes more expensive or unavailable, the transition to alternative sources may not occur in time to meet the Company's demands. Products from alternative sources may also be of lesser quality and more expensive than those currently imported. Risks associated with the Company's reliance on imported products include: (a) disruptions in the shipping and importation of imported products because of factors such as: (i) raw material shortages, work stoppages, strikes and political unrest; (ii) problems with oceanic shipping, including shipping container shortages; (iii) increased regulation and other factors causing delays in shipments including increased inspections of import shipments; (iv) geographic distance; and (v) economic crises, international disputes and wars; and (b) increases in the cost of purchasing or shipping foreign merchandise resulting from: (i) taxes, import duties, import quotas and other trade sanctions; (ii) foreign exchange exposure; and (iii) increases in shipping rates.

Foreign Exchange Fluctuations on Imported Merchandise

The Company purchases merchandise directly from international suppliers in the United States and China and is subject to foreign exchange rate exposure resulting from importing merchandise with payment in non-Canadian dollars. Approximately 80% of inventory purchases is made in United States dollar prices (including all purchases from China). Although the Company takes into consideration the Canadian/ United States dollar exchange rate at the time of specific purchases and is therefore be able to factor the applicable exchange rate in to its purchasing decision, the Company is subject to the risk of exchange rate fluctuations between order and sale of goods.

Although historically the Company's purchases from Canadian-based and United States-based suppliers has not had a significant direct foreign exchange exposure, changes in exchange rates could affect the suppliers' production costs, which in turn could have a negative effect on product costs and resulting in decreased margins end volume of product sales.

Exposure to Returns of Merchandise

The Company's policy is to provide a 30 day warranty for product defects. The Company manages it exposure to the related returns by negotiating its own return privileges with its vendors. Any significant change in the Company's ability to negotiate these return privileges could adversely affect the Company's results of operations.

In addition, on October 1, 2005, the Company implemented a program to sell product replacement extended warranty plans. Although the Company expects that this will represent an opportunity to increase the Company's profitability and cash flow, the Company currently does not have sufficient historical experience to predict the ultimate return rate under the plans. The plans may result in an increase in product returns that cause increased expenses in excess of the additional revenue generated by such plans. There can be no assurance that the plans will be accretive to cash flow or that any reserves established by the Company for the replacement plans will be adequate to address additional product return expenses.

Costs and Availability of Insurance Coverage

The Company maintains insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from various risks on such terms as it considers appropriate. The Company uses discretion in determining appropriate insurance coverage. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment.

The terrorist attacks on the United States in 2001 have resulted in significant increases in the cost of property and liability insurance, have made some insurance coverage available only on unfavourable terms or not at all and have resulted in significant increases in the deductible amount for liability insurance. Over the past five years, the Company's annual cost of insurance has increased by an average of 21.8%. In addition, certain types of losses (generally those of a catastrophic nature, such as earthquakes, floods and terrorist attacks) may be uninsurable or not economically insurable. There can be no assurances that the Company's insurance coverage will continue to be available to it on reasonable terms or that the Company's insurer will not disclaim coverage of any future claim. The Company's business, financial condition, liquidity and results of operations could be materially adversely affected if any of the foregoing events were to occur.

Intellectual Property

The success of the Company will be dependent, in part, on the continuous development of its brand recognition. There can be no assurance that the Company's competitors or other third parties will not develop similar branding. The Company has a variety of means available to it to assert and protect its brand and other proprietary rights, including trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions. Despite these efforts, unauthorized parties may attempt to obtain and use information that the Company considers proprietary or to subvert the Company's efforts to assert its proprietary rights. The Company has registered the "XS CARGO NOTHING BUT BARGAINS" trademark with the Canadian Intellectual Property Office. The inability of the Company to successfully register or maintain trademarks may limit its ability to effectively market its products and services and could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations. In addition, preventing the unauthorized use of such proprietary rights or information may be difficult, time-consuming and costly. There can be no assurance that the Company will be successful in asserting and protecting its proprietary rights and, such failure may have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Labour Relations

The success of the Company's business depends on a large number of employees. Although none of the Company's employees are currently unionized, any organized work stoppage or other similar job action may have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Labour Costs and Shortages

Approximately 90.7% of the Company's employees are hourly workers whose compensation is based primarily on the prevailing provincial minimum wages, except in Alberta, where the demand for labour has driven up the labour cost per hour. In fiscal 2006, the average wage rates paid to employees of the Company in Alberta rose by over 20%. Any increase in these minimum wages across Canada, except for Alberta, will increase employee related costs. In addition, changes in the general conditions of the employment market could affect the ability of the Company to hire or retain staff at current wage levels. The occurrence of either of these events could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

In addition, there can be no assurance that some or all of the employees of the Company will not unionize in the future. Such an occurrence could increase labour costs and thereby have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Limited Operating History as a Public Company

Although management has substantial experience in the broadline closeout retail industry, it has limited experience operating the Company as a public entity. To operate effectively, the Company will be required to continue to implement changes in certain aspects of its business, improve and expand its management information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, could adversely affect the Company's business, financial condition, liquidity and results of operations.

Dependence on External Funding Sources

The Company, like other public retailers, relies significantly on external funding sources to finance its operations and growth. The Company's ability to obtain additional financing will be dependent upon its future operating performance, general economic and competitive conditions and financial, business and other factors, many of which are beyond the Company's control.

Environmental Regulation

The Company leases, manages and operates stores and other properties that are subject to certain federal, provincial and local laws and regulations relating to environmental protection, including those governing past or present releases of hazardous materials. Certain of these laws and regulations may impose liability on certain classes of persons for the costs of investigation or remediation of such contamination, regardless of fault or the legality of the original disposal. These persons include the present or former owner or a person in care or control of a contaminated property and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property. As a result, the Company may incur costs to clean up contamination present on, at or under its leased properties, even if such contamination was present prior to the commencement of the Company's operations at the site and was not caused by its activities, which could materially affect its business, financial condition, liquidity and results of operations.

Uncertainties Arising From World Events

The Company's business and results of operations is subject to uncertainties arising out of world events. These uncertainties may include the potential worsening or extension of a global economic slowdown, changes in consumer spending or travel, the outbreak of illnesses such as SARS and the economic consequences of military action or additional terrorist activities. Any future events arising as a result of terrorist activity or other world events may have a material impact on the Company's business, results of operations and financial condition in the future.

Property Taxes

The facilities operated by the Company are subject to property taxes levied by local governments and there can be no assurance that property taxes will remain at current levels. Significant increases in property taxes in jurisdictions in which the Company owns or leases facilities could increase the amount of property tax payable in respect of such facilities and could have a material adverse effect on the Company's business, financial condition, liquidity and results of operations.

Risks Relating to the Structure of the Fund

Dependence on XSCOT and the Company

Cash distributions to Unitholders are entirely dependent on the ability of XSCOT to pay its interest obligations under the XSCOT Notes, and to make distributions on the XSCOT Units. Payments by XSCOT will depend, in turn, on the ability of the Company to satisfy its debt service obligations under the Credit Facility and XS Cargo LP's ability to pay distributions on the Ordinary LP Units.

Distributions to Unitholders are entirely dependent on the ability of the Company to pay its operating expenses and to pay distributions. The sole source of cash flow of the Company is the operation of the Company. In the conduct of its business, the Company pays expenses and incurs debt and other obligations to third parties. These expenses, debts and obligations could impact the Company's ability to produce positive operating results.

The Company is entirely dependent upon the operations and assets of its stores to pay distributions to XSCOT, and the Company's ability to do so is subject to the risks encountered by the Company in the operation of its business, including the risks relating to the retail industry referred to above, and the results of operations and financial condition of the Company.

Unpredictability and Volatility of Unit Price

A publicly traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. An increase in market interest rates will result in higher yield on other financial instruments, which could adversely affect the market price of the Units.

In addition, the securities markets have experienced significant market wide and sectoral price and volume fluctuations from time to time that often have been unrelated or disproportionate to the operating performance of particular issuers. Such fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are hybrid securities in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in XSCOT or the Company and should not be viewed as securities of XSCOT or the Company. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Fund. The Units represent a fractional interest in the Fund. The Fund's only assets are XSCOT Notes and the XSCOT Units. The price per Unit is a function of anticipated distributable cash of the Fund.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. Although the Fund qualifies as a "mutual fund trust" as defined by the Tax Act, the Fund is not a "mutual fund" as defined by applicable securities legislation.

Cash Distributions

Although the Fund intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by XS Cargo LP and XSCOT and paid to the Fund. The actual amounts of distributions paid by the Fund to the Unitholder will depend upon numerous factors, including profitability, debt covenants and obligations, the availability and cost of acquisitions, fluctuations in working capital, the timing and amount of capital expenditures, deductibility for tax purposes of interest payments on the XSCOT Notes applicable law and other factors beyond the control of the Fund, XSCOT and the Company. Cash distributions are not guaranteed and will fluctuate with the Company's performance. The Company and XSCOT have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Fund in that year. There can be no assurance as to the levels of cash distributions to be paid by the Fund, if any. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Cash-on-Cash Yield

Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash-on-cash yield should not be construed as an alternate to net income as determined by GAAP. **Investors are also cautioned that cash-on-cash yield represents a blend of return of investors' initial investment and a return on investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of the Company or any of the Fund's other subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Company and those subsidiaries before any assets are made available for distribution to the Fund. The Units are effectively subordinated to most of the indebtedness and other liabilities of the Company and the Fund's other subsidiaries, including the approximately $19.5 million outstanding under the Credit Facility at March 19, 2007. Neither the Company nor any of the Fund's other subsidiaries is limited in its ability to incur secured or unsecured indebtedness.

Ability to Recover from Vendor for Breaches of Acquisition Agreement

As described under "Material Contracts – Acquisition Agreement", the Vendor provided certain representations, warranties and related indemnities regarding the business of XS Cargo, the disclosure in the IPO Prospectus and certain other matters. To support the Vendor's obligations under the Acquisition Agreement, the Vendor placed the Subordinated LP Units that it received in escrow for two years, the period after which most of the representations and warranties (other than representations relating to the disclosure in the IPO Prospectus and certain tax representations) terminate. Following the completion of the transfer of the Purchased Assets to the Company, the Subordinated LP Units and the Exchangeable LP Units are the Vendor's only material assets and it is not expected that the Vendor will have an active business. In the event that the Company or the Fund suffers any loss as a result of a breach of the representations, warranties or any other term of the Acquisition Agreement by the Vendor, the Company may not be able to recover the amount of its loss from the Vendor. If it is able to recover the escrowed Subordinated LP Units from the Vendor, there can be no assurance that the proceeds from such units will satisfy the Company's loss. If the Company is not able to recover the Subordinated LP Units (for instance, if the escrow has expired), then the Vendor may not have sufficient property to satisfy the Company's or the Fund's loss.

Leverage and Restrictive Covenants

The Company has third party debt service obligations under the Credit Facility and any replacement or other credit facilities. See "Credit Agreement". The degree to which the Company is leveraged could have important consequences to the holders of the Units, including: (i) a portion of the Company's cash flow from operations is dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for distribution to the Fund; (ii) certain of the Company's borrowings are at variable rates of interest, which exposes the Company to the risk of increased interest rates. The Company's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The Credit Facility contains certain customary operating covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the Credit Facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the Company's assets would be sufficient to repay in full that indebtedness.

Restrictions on Potential Growth

The payout by the Company of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Company and its cash flow.

Tax Related Risks

The income of the Company, XSCOT and the Fund must be computed and is taxed in accordance with Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributable cash. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax treatment of the Fund and Unitholders would be materially and adversely different in certain respects. Further, interest on the XSCOT Notes and other debt accrues at the Fund level for income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income and provides that additional Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for Exempt Plans. The Fund will endeavour to ensure that the Units continue to be qualified investments for Exempt Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments in such plans and there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time.

In addition, if the Fund ceases to qualify as mutual fund trust for purposes of the Tax Act, the Fund may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund will affect the amount of cash available for distribution by the Fund and may have adverse consequences for Unitholders.

On October 31, 2006, the Minister of Finance (Canada) announced the "Tax Fairness Plan". The "Tax Fairness Plan" provides that the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly traded prior to November 1, 2006 (although this transitional relief could be lost under certain circumstances, including the "undue expansion" of an income trust). On December 21, 2006, the Department of Finance issued for public comment the draft legislation to implement these proposals. There is no assurance that the draft legislation will be enacted in the manner proposed or at all.

On December 15, 2006, the Department of Finance (Canada) released guidance for income trusts and other flow-through entities that qualify for the four-year transitional relief. The guidance establishes objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. In general, the Fund will be permitted to issue new equity over the next four years equal to its market capitalization as of the end of trading on October 31, 2006 (subject to certain annual limits). Market capitalization, for these purposes, is to be measured in terms of the value of the Fund's issued and outstanding publicly-traded units. The Fund's market capitalization for these purposes was $86 million on October 31, 2006. The safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. If these limits are exceeded, the Fund may lose its transitional relief and thereby become immediately subject to the proposed rules. The "Tax Fairness Plan" may adversely affect the marketability of the Fund's units and the ability of the Fund to undertake financings and acquisitions, and, at such time as the proposed rules apply to the Fund, the distributable cash of the Fund may be materially reduced.

Dilution and Future Sales of Units

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units and Special Voting Units for the consideration and on those terms and conditions as are established by the Trustees without the approval of any Unitholders. Any further issuance of Units will dilute the interests of existing Unitholders. The Unitholders will have no pre-emptive rights in connection with such future issuances.

Future Sales of Units by the Vendor

The Vendor holds approximately 49% of the outstanding Units (assuming the exchange for Units of all of the Exchangeable LP Units and Subordinated LP Units). If the Vendor sells a substantial number of its Units in the public market, the market price of the Units could fall. The perception among the public that such sales may occur could also result in a reduction in the market price of the Units.

Control of XS Cargo LP

Pursuant to the Securityholders Agreement, for so long as the Vendor owns, directly or indirectly, not less than 20% of the Units (on a diluted basis), the Vendor will have certain limited veto rights with respect to certain matters relating to XS Cargo LP and XSCOT, which will allow the Vendor to restrict certain transactions that may be proposed by the Fund or its subsidiaries. These veto rights are not transferable except to members of the Vendor Group. In particular, the Securityholders Agreement will provide that none of the Fund, XSCOT, the GP or XS Cargo LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, XSCOT, the GP or XS Cargo LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, XSCOT, the GP or XS Cargo LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company, as it exists on the date of closing of the IPO, from continuing on an ongoing basis. See "Material Contracts – Securityholders Agreement – Securityholder Approval for Certain Items".

In addition, the Vendor will have consent rights respecting amendments to certain material agreements entered into by XS Cargo LP and certain of its affiliates. See "Material Contracts – Securityholders Agreement".

The Vendor will also initially have the right to appoint up to two members of the five person board of directors of the GP and will initially hold 49% of the outstanding GP Common Shares and 49% of the outstanding LP Units. The directors of the GP are required to act honestly and in good faith with a view to the best interests of the GP and the GP is required to act honestly and in good faith and in the best interests of XS Cargo LP. However, directors appointed by a particular shareholder are entitled under the ABCA to give special consideration to the interests of the shareholder that appointed them.

The interests of the Vendor may conflict with those of other Unitholders.

Conflicts of Interest

Certain directors of the GP are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP.

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Fund's assets. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability. The Declaration of Trust provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Unitholders also have the benefit of the *Income Trusts Liability Act* (Alberta) (the "**ITLA**"), which came into force on July 1, 2004. The ITLA is designed to protect unitholders of Alberta income trusts such as the Fund by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee of a trust. Although the risk that Unitholders will have any personal liability for obligations of the Fund is considered to be remote in the circumstances, questions of unitholder liability have not been considered extensively in Canadian courts, and there is a risk that a court could find Unitholders to be liable for the Fund's obligations notwithstanding the ITLA and the provisions of the Declaration of Trust described above.

Under limited partnership legislation, a limited partner taking part in the management of a limited partnership is potentially responsible for partnership liabilities as a general partner. The investment of the Fund in XS Cargo LP is held through XSCOT and accordingly, the possibility of any such liability attaching to Unitholders is remote.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute XSCOT Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the XSCOT Notes. In addition, the XSCOT Notes are not freely tradable and are not currently listed on any stock exchange. See "XS Cargo Income Fund – Redemption Right". XSCOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances at the time.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49% of the Units (on a non-diluted and a fully diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

CONFLICTS OF INTEREST

Certain directors of the GP are associated with other companies or entities, including entities engaged in the commercial real estate development, services and leasing businesses, which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. Other than as described above and elsewhere in this annual information form, there are no existing or potential material conflicts of interest between the Fund or its subsidiaries and any trustee, director or officer of the Fund or its subsidiaries.

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Fund is a party or in respect of which any of its property is the subject, nor are any such proceedings known to the Fund to be contemplated.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, entered into by the Fund or its subsidiaries since the inception of the Fund:

(a) the Declaration of Trust;

(b) the Acquisition Agreement;

(c) the Non-Competition Agreements;

(d) the Securityholders Agreement;

(e) the Exchange Agreement;

(f) the Limited Partnership Agreement;

(g) the XSCOT Declaration of Trust;

(h) the Note Indenture;

(i) the Administration Agreement;

(j) the Credit Agreement; and

(k) the Underwriting Agreement.

Acquisition Agreement

The Acquisition was completed pursuant to the terms and conditions of the Acquisition Agreement.

The aggregate consideration paid by the Company to the Vendor for the Purchased Assets consisted of $71,131,876 in cash, 3,471,970 Exchangeable LP Units, 2,394,480 Subordinated LP Units and 5,866,450 GP Common Shares. The Company also assumed the accounts payable and certain current liabilities relating to the Purchased Assets. The Company did not assume any long-term debt, bank debt or related party obligations associated with the Purchased Assets.

The acquisition of the Purchased Assets by the Company was effected on a partially tax-deferred basis under the Tax Act. Accordingly, the Company's cost for tax purposes of the Purchased Assets was approximately $71,131,876, being the cash consideration paid to the Vendor pursuant to the Acquisition Agreement.

The Acquisition Agreement contained customary representations and warranties and related indemnities from the Vendor in favour of the Company and the Fund, including a representation and warranty from the Vendor that the IPO Prospectus does not contain any misrepresentation (as that term is defined in the *Securities Act* (Alberta)).

The total maximum liability under all of the Vendor's representations, warranties and indemnities is limited, without duplication, to the sum of all cash amounts received by the Vendor from the Company in connection with the transactions of purchase and sale contemplated in the Acquisition Agreement. All claims under the representations, warranties and indemnities against the Vendor under the Acquisition Agreement are subject to an aggregate deductible of $350,000 and thereafter each set of related claims must reach an aggregate threshold of $150,000 (other than in certain cases in respect of the representation and warranty that the IPO Prospectus does not contain a misrepresentation, which will not be subject to any deductible). The representations and warranties of the Vendor survive closing of the Acquisition for a period of 24 months, except for certain limited representations and warranties, which survive without limitation of time, and the "no misrepresentation", representation, warranty and indemnity, which will survive for a period of three years.

In order to support the indemnification obligations of the Vendor, the Vendor and the Company entered into an escrow agreement (the "**Escrow Agreement**") pursuant to which the Vendor deposited all of the Subordinated LP Units received by the Vendor upon the closing of the Acquisition (collectively. the "**Escrowed Units**"), in escrow with a third party escrow agent. The escrow will terminate and the Escrowed Units (less the amount of any claim against the Escrowed Units) will be released on May 17, 2007. The Vendor is entitled to transfer ownership of the Escrowed Units at any time during the period of the escrow to any other member of the Vendor Group, provided that the transferred Escrow Units will continue to be subject to the escrow arrangements. Any other transfer by the Vendor of all or any of the Escrowed Units at any time during the period of the escrow will require the consent of the Company. Subject to the subordination applicable to the Escrowed Units, the Vendor will also be entitled to receive all distributions on the Escrowed Units (other than distributions required to satisfy claims that have been settled or finally adjudicated against the Escrowed Units) during the period of the escrow.

Non-Competition Agreements

Michael McKenna and the three other shareholders of the Vendor who are employees of XS Cargo have entered into the Non-Competition Agreements with the Company under which each such individual agreed that, until the earliest of: (i) the later of (A) three years from the date of the closing of the IPO, and (B) the date on which either (I) the Vendor Group ceases to have the right to appoint a director of the GP, or (II) such individual, together with his affiliates, beneficially owns and controls less than 5% of the Units (on a diluted basis); (ii) the date on which any person or group of persons acting jointly or in concert (other than such individual or his associates and affiliates or the Fund or any of its affiliates, either individually or together) acquires more than 50% of the outstanding securities of the Fund; and (iii) subject to certain exceptions, XS Cargo LP or the Fund and its affiliates cease to carry on the business currently carried on by the Vendor; subject to exceptions for certain passive investments, he will not, directly or indirectly, operate or have any financial interest in any entity the principal business of which is the operation of closeout retail stores in Canada.

Administration Agreement

The Fund and XSCOT have entered into the Administration Agreement with the GP whereby the GP will agree to provide or arrange for the provision of services required in the administration of the Fund and XSCOT. The GP's duties will include: (a) ensuring compliance by the Fund and XSCOT with their continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (b) providing investor relations services; (c) providing or causing to be provided to Voting Unitholders and XSCOT Unitholders all information to which Voting Unitholders and XSCOT Unitholders are entitled under the Declaration of Trust and the XSCOT Declaration of Trust, respectively, including relevant information with respect to income taxes; (d) convening meetings of Voting Unitholders and XSCOT Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) providing for the calculation of distributions to Unitholders and XSCOT Unitholders; (f) attending to all administrative and other matters arising in connection with any redemptions of Units and/or XSCOT Units; (g) using its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attending to all administrative and other matters arising in connection with the Note Indenture, including the payment of interest and principal on the XSCOT Notes and in connection with any redemption of the XSCOT Notes; and (i) providing general accounting, bookkeeping and administrative services to the Fund and XSCOT.

The administration of the Fund and XSCOT under the Administration Agreement may be terminated at any time by the Fund or XSCOT upon notice in writing to the GP and upon payment to the GP of all costs and expenses incurred by the GP in terminating contracts entered into by the GP with the approval of the Fund or XSCOT, as applicable, for the performance by the GP of its duties under the Administration Agreement. No additional fees are payable to the GP on termination.

Credit Agreement

On closing of the IPO, XS Cargo LP entered into the Credit Facility with a Canadian chartered bank providing for a $7.5 million operating loan facility and a $15 million non-revolving term loan facility. Security for the Credit Facility includes a first charge on all present and after acquired personal property of the Company, an assignment of inventory and a guarantee by the Fund. Interest on the operating facility is payable at the lender's Canadian prime rate or U.S. base rate plus 0% to 0.50%, determined based on the Company's ratio of senior debt to EBITDA. Interest on the term loan facility is payable at the lender's Canadian prime rate plus 0.25% to 0.75% or the banker's acceptance rate plus 1.75% to 2.25%, depending on the Company's senior debt to EBITDA ratio. The Credit Facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of senior debt to EBITDA, current assets to current liabilities and fixed charge coverage ratios and minimum equity. The Credit Facility may in certain circumstances restrict the ability of XS Cargo LP to pay distributions to the holders of LP Units and of the Fund to pay distributions to Unitholders if the payment would result in a default under the Credit Facility.

On March 20, 2006, the Company amended its Credit Facility. The limit on the term loan was increased from $15.0 million to $17.5 million and the limit on the operating facility was increased from $7.5 million to $10.0 million for the period January 1 to July 31 each year and further increased to $12.5 million during the Company's peak purchasing period between August 1 and December 31.

On March 16, 2007, the Company amended its Credit Facility. The limit on the term loan was increased from $17.5 million to $25.0 million and the limit on the operating facility was increased from $10.0 million to $12.5 million for the period January 1 to July 31 each year and further increased to $20.0 million during the Company's peak purchasing period between August 1 and December 31. The interest rates payable on the term loan and operating facility have been amended as well, but remain within the above stated ranges.

On March 16, 2007, the Company entered into amending agreements for the Loans that amended or waived certain financial covenants as of December 31, 2006, with which the Company otherwise would not have complied. After obtaining waivers on two covenants the Fund was in compliance with all Loan agreements as of December 31, 2006. The new covenants include a maximum senior debt to EBITDA ratio of 2.5:1.0, a minimum current ratio of 1.5:1.0 and a minimum fixed charge coverage ratio of 0.85:1.0.

Securityholders Agreement

The Fund, XSCOT, XS Cargo LP, the GP and the Vendor have entered into the Securityholders Agreement governing their security holdings in, and the business and affairs of the GP and XS Cargo LP. The following is a summary of certain provisions of the Securityholders Agreement, which summary is not intended to be complete. Reference is made to the Securityholders Agreement for a complete description and the full text of its provisions.

Directors

The Securityholders Agreement provides that the board of directors of the GP will initially consist of five directors. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) not less than 30% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate two individuals as directors to the board of directors of the GP, and for so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) less than 30% but not less than 15% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate one individual as a director to the board of directors of the GP, and XSCOT will vote its shares of the GP in favour of such individuals. These board representation rights are not transferable upon a transfer by the Vendor Group of LP Units or Units to a person who is not a member of the Vendor Group.

Issuances of Ownership Interests, Pre-Emptive Rights and Adjustments to Ownership Interests

The Securityholders Agreement provides that the Vendor Group will have pre-emptive rights to purchase interests in XS Cargo LP or any other subsidiary of the Fund to maintain its pro rata ownership interest in the event that XS Cargo LP or such other subsidiary decides to issue equity securities (which term includes any instruments convertible into, or giving the holder the right to acquire, equity securities) to third parties or issues equity or debt to any existing partner or shareholder (including XSCOT). If XS Cargo LP, or any other subsidiary of the Fund, issues equity securities or such indebtedness, the Vendor Group will be entitled to participate pro rata on the same basis. Upon exercise of this right, the Vendor Group will be entitled to participate in the issue of securities of XS Cargo LP at the most favourable price and on the most favourable terms as such securities are offered to any party. These terms could include the right to exchange partnership units for Units.

Proposals to Purchase LP Units

The Securityholders Agreement provides that the Fund will not accept any offer or agree to support any other proposal involving the Ordinary LP Units unless the same offer or proposal is made to the holders of the Exchangeable LP Units and Subordinated LP Units for a consideration based on the consideration for the Exchangeable LP Units and Subordinated LP Units which reflects the percentage of indirect interest of the holders of the Exchangeable LP Units and Subordinated LP Units in XS Cargo LP, without discount for minority position or restrictions on exchange for Units.

Tag-Along Rights

The Vendor Group is entitled to participate, on a pro rata basis, in any sale by the Fund of its direct or indirect interest in XS Cargo LP.

Amendments

The Securityholders Agreement provides that for so long as the Vendor Group owns, directly or indirectly, not less than 20% of the Units (on a diluted basis), the Securityholders Agreement, the Exchange Agreement, the Limited Partnership Agreement and the XSCOT Declaration of Trust, may only be amended, and that the GP may only withdraw as the general partner of XS Cargo LP, with the approval of XSCOT and the Vendor Group.

Securityholder Approval for Certain Matters

The Securityholders Agreement provides that none of the Fund, XSCOT, the GP or XS Cargo LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, XSCOT, the GP or XS Cargo LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, XSCOT, the GP or XS Cargo LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company, as it exists on the date of closing of the Acquisition, from continuing on an ongoing basis.

PROMOTERS

The Vendor took the initiative in founding and organizing the Fund and may therefore be considered to be a promoter of the Fund for the purposes of applicable securities legislation. See "Business of XS Cargo" and "Material Contracts – Acquisition Agreement".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this annual information form, none of the Trustees, directors of the GP, senior officers of the GP or principal Unitholder and no associate or affiliate of any of them has a material interest, direct or indirect, in any transaction within the three most recently completed financial years or within the current financial year involving the Fund which has materially affected or will materially affect the Fund, except for the following:

1. Mr. McKenna is the controlling shareholder of the Vendor, which sold the Purchased Assets to XS Cargo LP pursuant to the Acquisition. See "General Development of the Business"; and

2. The Vendor is party to a number of agreements with the Company and its affiliates. In addition, Mr. McKenna and the other shareholders of the Vendor have entered into the Non-Competition Agreements with the Company. See "Material Contracts" and "Retained Interest and Exchange Rights"

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of the Fund is PricewaterhouseCoopers LLP, Edmonton, Alberta.

The registrar and transfer agent for the Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Fund's auditors and such firm has prepared an opinion with respect to the Fund's consolidated financial statements as at and for the fiscal period ended December 31, 2005. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com and on the Fund's website at www.xscargo.com

Additional information, including trustees', directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans, will be contained in the Fund's information circular for its most recent annual meeting of Unitholders.

Additional financial information is provided in the Fund's financial statements and management's discussion and analysis for the year ended December 31, 2006, which documents may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

GLOSSARY OF TERMS

In this annual information form, the following terms have the meanings set forth below:

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder.

"**Acquisition**" means the acquisition by XS Cargo LP from the Vendor of the Purchased Assets and the assumption by the Company of certain related liabilities as more particularly described under "Material Contracts – Acquisition Agreement".

"**Acquisition Agreement**" means the asset purchase and sale agreement to be entered into between XS Cargo LP and the Vendor providing for the sale by the Vendor of the Purchased Assets to XS Cargo LP.

"**Acquisition Transaction**" means an amalgamation, merger or other form of business combination involving the Fund or XS Cargo LP, any sale, lease, exchange or transfer of a substantial portion of the assets of the Fund or XS Cargo LP, or any reorganization, recapitalization, liquidation or winding-up or other business combination involving the Fund or XS Cargo LP.

"**Administration Agreement**" means the administration agreement entered into between the Fund, XSCOT and the GP.

"**affiliate**" means "**affiliated entity**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501 – Exempt Distributions promulgated under the *Securities Act* (Ontario).

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta).

"**Business**" means the broadline closeout retailing business of the Vendor.

"**Company**" means collectively, XS Cargo LP and the GP, the general partner of XS Cargo LP.

"**Credit Facility**" means the credit facility entered into by XS Cargo LP with a Canadian chartered bank. See "Credit Facility".

"**Declaration of Trust**" means the declaration of trust dated April 6, 2005 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time. See "XS Cargo Income Fund".

"**Deferred Income Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act.

"**diluted basis**" means, for purposes of the Securityholders Agreement, the number of Units outstanding assuming the exchange of all Exchangeable LP Units and Subordinated LP Units.

"**distributable cash**" has the meaning given to it under "Non-GAAP Measures".

"**Distribution Target**" means distributions of at least $1.125 per LP Unit in a fiscal year.

"**EBITDA**" has the meaning given to it under "Non-GAAP Measures".

"**EBITDA Target**" means annual EBITDA of XS Cargo LP (derived from audited financial statements) of at least $14.432 million.

"**Exchange Agreement**" means the exchange agreement among the Fund, XSCOT, the Company, and the Vendor providing for, among other things, the Exchange Rights, and demand and piggyback registration rights. See "Retained Interest and Exchange Rights".

"**Exchange Rights**" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit. See "Retained Interest and Exchange Rights".

"**Exchangeable LP Units**" means the exchangeable units of XS Cargo LP held by the Vendor.

"**Exchangeable Securities**" means the Exchangeable LP Units, the Subordinated LP Units and any other securities that are exchangeable, directly or indirectly, for Units.

"**Exempt Plans**" means, collectively, Deferred Income Plans and RESPs.

"**Fund**" means XS Cargo Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust.

"**GP**" means XS Cargo GP Inc., a corporation incorporated under the ABCA.

"**GP Common Shares**" means the common shares in the capital of the GP.

"**GP Units**" means the ordinary general partner units of XS Cargo LP held by the GP.

"**gross margin percentage**" means the result obtained by deducting cost of sales from sales and dividing the remainder by sales.

"**IPO**" means the Fund's initial public offering of 6,106,000 Units at $10 per Unit for gross proceeds of $61,060,000 pursuant to the IPO Prospectus and the Underwriting Agreement, which was completed on May 17, 2005.

"**IPO Prospectus**" means the (final) prospectus of the Fund dated May 6, 2005.

"**ITLA**" means the *Income Trusts Liability Act* (Alberta).

"**Limited Partnership Agreement**" means the limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendor, the GP and XSCOT, by which XS Cargo LP is governed.

"**LP Units**" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units.

"**LTIP**" means the long-term incentive plan of XS Cargo LP.

"**Non-Competition Agreements**" means the non-competition agreements entered into between the Company and Michael McKenna and the other shareholders of the Vendor as more particularly described under "Material Contracts – Non-Competition Agreements".

"**Non-resident**" means a non-resident of Canada within the meaning of the Tax Act.

"**Note Indenture**" means the note indenture made between XSCOT and the Note Trustee, providing for the issuance of the XSCOT Notes.

"**Note Trustee**" means the trustee under the Note Indenture.

"**Ordinary LP Units**" means the ordinary limited partnership units of XS Cargo LP.

"**Partnership Special Resolution**" means a resolution of the partners of XS Cargo LP passed with the consent of the holders of at least 66 2/3% of the LP Units and GP Units, in the aggregate, voted on such resolution at a duly constituted meeting or by a written resolution of partners holding more than 66 2/3% of the LP Units and GP Units, in the aggregate, entitled to vote at a duly constituted meeting.

"**Permitted Investments**" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., Moody's Investor Services, Inc. or Dominion Bond Rating Services Limited; and (iii) commercial paper rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited, in each case maturing not more than 180 days after the date of acquisition.

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity.

"**Purchased Assets**" means the assets used in the Business acquired by XS Cargo LP from the Vendor pursuant to the Acquisition as more particularly described under "Material Contracts – Acquisition Agreement – Purchased Assets and Associated Liabilities".

"**Redemption Date**" means a date on which Units are surrendered for redemption.

"**Redemption Price**" has the meaning given to that term under "XS Cargo Income Fund – Redemption Right".

"**RESP**" means a registered education savings plan as defined in the Tax Act.

"**Securityholders Agreement**" means the agreement entered into among XSCOT, the GP and the Vendor providing for, among other things, the governance of the GP.

"**Series 1 XSCOT Notes**" means the series 1 notes of XSCOT issued under the Note Indenture.

"**Series 2 XSCOT Notes**" means the series 2 notes of XSCOT issued under the Note Indenture.

"**Special Resolution**" means a resolution of the Voting Unitholders passed by not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Voting Units entitled to vote on such resolution.

"**Special Voting Units**" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein.

"**Subordinated LP Units**" means the subordinated exchangeable limited partnership units of XS Cargo LP held by the Vendor.

"**subsidiary**" has the meaning set out in the *Securities Act* (Alberta) and includes a partnership or other entity.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder.

"**Tax Fairness Plan**" means the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation introduced by the Minister on December 21, 2006 and the "safe harbour" growth guidelines issued in connection with the Tax Fairness Plan on December 15, 2006.

"**Trustees**" mean the trustees of the Fund from time to time.

"**TSX**" means the Toronto Stock Exchange.

"**Underwriting Agreement**" means the underwriting agreement among the Fund, the Company and the underwriters for the IPO.

"**Unit**" means a trust unit of the Fund other than a Special Voting Unit.

"**Unitholders**" means the holders of Units from time to time.

"**Vendor**" means Famous Brands (Edmonton) Inc., a corporation incorporated under the ABCA and owned by the Company's Chief Executive Officer, Michael McKenna (67.5%), and certain other members of management.

"**Vendor Group**" means, collectively, the Vendor and any shareholder, associate or affiliate of the Vendor, including any family member of a shareholder of the Vendor or any company, trust or other entity owned by or maintained for the benefit of any of such Persons.

"**Voting Units**" means the Units and the Special Voting Units.

"**Voting Unitholders**" means the Unitholders and the holders of Special Voting Units.

"**XS Cargo**" means the Vendor when referring to events or transactions relating to the Business that occurred prior to completion of the Acquisition and means XS Cargo LP when referring to events or transaction that occurred after completion of the Acquisition.

"**XS Cargo Entities**" means, and includes XSCOT, the GP, XS Cargo LP, any of their affiliates and any other direct or indirect subsidiary of the Fund.

"**XS Cargo LP**" means XS Cargo Limited Partnership, a limited partnership formed under the laws of the Province of Alberta.

"**XSCOT**" means XS Cargo Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the XSCOT Declaration of Trust.

"**XSCOT Declaration of Trust**" means the declaration of trust dated April 6, 2005 pursuant to which XSCOT was established, as the same may be amended, supplemented or restated from time to time. See "XS Cargo Operating Trust".

"**XSCOT Notes**" means, collectively, the Series 1 XSCOT Notes and Series 2 XSCOT Notes of XSCOT issued under the Note Indenture.

"**XSCOT Unitholders**" means, at the relevant time, the holders of the XSCOT Units; and

"**XSCOT Units**" means the trust units of XSCOT.

All dollar amounts in this annual information form are expressed in Canadian dollars, except where stated otherwise.

SCHEDULE "B"

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The term "**Fund**" refers to XS Cargo Income Fund, the term "**Board**" refers to the board of trustees of the Fund and the term "**Administrator**" refers to XS Cargo GP Inc. (the "**GP**") in its capacity as administrator of the Fund pursuant to the **Administration Agreement** between the Fund, XS Cargo Operating Trust ("**XSCOT**") and the Administrator.

PURPOSE

The Audit Committee (the "**Committee**") is a standing committee appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the Fund's financial reporting including responsibility to:

- oversee the integrity of the Fund's financial statements and financial reporting process, including the audit process and the Fund's internal accounting controls and procedures and compliance with related legal and regulatory requirements;
- oversee the qualifications and independence of the Fund's external auditors;
- oversee the work of the Fund's financial management and external auditors in these areas; and
- provide an open avenue of communication between the external auditors, the Board, the board of directors of the GP, the trustees of XSCOT, the Administrator and the officers (collectively, "**Management**") of the Fund, the Administrator, the GP and XS Cargo Limited Partnership ("**XS Cargo LP**").

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in any resolution of the Board, the Committee will have the following composition and procedures:

1. Composition

The Committee shall consist of no fewer than three members. None of the members of the Committee shall be an officer or employee of the Fund, XS Cargo LP or the GP or any of their respective subsidiaries and each member of the Committee shall be an "independent trustee" (in accordance with the definition of "independent director" from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading); provided that the fact that a trustee is also a director of the GP will not disqualify the trustee from being a member of the Committee provided that the trustee would otherwise be eligible to be a member of the Committee. The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

2. Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a trustee. The Board may fill vacancies on the Committee by election from among its number. The Board shall fill any vacancy if the membership of the Committee is less than three trustees. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of unitholders after his or her election or until his or her successor shall be duly elected and qualified.

3. Financial literacy

All members of the Committee must be "financially literate" (as that term is interpreted by the Board in its business judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Fund's units are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee

4. Separate Executive Meetings

The Committee will endeavour to meet at least once every quarter, and more often as warranted, with the Chief Financial Officer of the Administrator and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

5. Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Fund's expense.

6. Reliance

Absent actual knowledge to the contrary (which will be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Fund from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by the Administrator, XS Cargo LP or the GP or their respective senior managements and the external auditors, as to any information technology, internal audit and other non-audit services provided by the external auditors to the Fund and its subsidiaries.

7. Review of Charter

The Committee will periodically review and reassess the adequacy of this Charter as it deems appropriate and recommend changes to the Board. The Committee will evaluate its performance with reference to this Charter. The Committee will approve the form of disclosure of this Charter, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Fund.

8. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

9. Reporting to the Board

The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

SPECIFIC MANDATES OF THE COMMITTEE

The Committee will:

I. IN RESPECT OF THE FUND'S EXTERNAL AUDITORS

(a) review the performance of the external auditors of the Fund who are accountable to the Committee and the Board as the representatives of the unitholders of the Fund, including the lead partner of the independent auditor team and make recommendations to the Board as to the reappointment or appointment of the external auditors of the Fund to be proposed in the Fund's proxy circular for unitholder approval and shall have authority to terminate the external auditors;

(b) review the reasons for any proposed change in the external auditors of the Fund which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendation to the Board;

(c) approve the terms of engagement and the compensation to be paid by the Fund to the Fund's external auditors;

(d) at least annually, the Committee shall obtain and review a report by the Fund's external auditors describing: (i) the firm's internal quality control procedure; (ii) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm and any steps taken to deal with any such issues; and (iii) all relationships between the external auditors and the Fund or its subsidiaries;

(e) approve in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f) review the disclosure with respect to its pre-approval of audit and non-audit services provided by the Fund's external auditors;

(g) set clear hiring policies for the Fund or its subsidiaries for the hiring of employees or former employees of the Fund's external auditors;

(h) determine that the external audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account;

(i) review a written or oral report describing:

  (i) critical accounting policies and practices to be used in the Fund's annual audit,

  (ii) alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Administrator or other Management and that are significant to the Fund's financial statements, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and

  (iii) other material written communication between the Fund's external auditors and the Administrator or other Management, such as any management letter or schedule of unadjusted differences;

(j) review with the external auditors and Management the general audit approach and scope of proposed audits of the financial statements of the Fund, XS Cargo LP and the GP, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(k) review the review engagement report prepared by the external auditors before the release of the Fund's interim financial statements; and

(l) discuss with the external auditors any difficulties or disputes that arose with the Administrator or other Management during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of the Administrator's or other Management's responses in correcting audit-related deficiencies.

II. In Respect of the Fund's Financial Disclosure

(a) review with the external auditors and Management:

(i) the Fund's audited financial statements and the notes and Managements' Discussion and Analysis relating to such financial statements, the annual report, the financial information of the Fund contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Fund and make recommendations to the Board for their approval;

(ii) the Fund's interim financial statements and the notes and Managements' Discussion and Analysis relating to such financial statements and approve their release to the public;

(iii) the quality, appropriateness and acceptability of the Fund's accounting principles and practices used in its financial reporting, changes in the Fund's accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv) all significant financial reporting issues and judgments made in connection with the preparation of the Fund's financial statements, including the effects of alternative methods in respect of any matter considered significant by the external auditor within generally accepted accounting principles on the financial statements and any "second opinions" sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

(v) the effect of regulatory and accounting initiatives on the Fund's financial statements and other financial disclosures;

(vi) any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Fund;

(vii) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Fund and their impact on the reported financial results of the Fund;

(viii) any legal matter, claim or contingency that could have a significant impact on the financial statements, the Fund's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Fund's financial statements;

(ix) review the treatment for financial reporting purposes of any significant transactions that are not a normal part of the Fund's operations; and

(x) the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles.

(b) review and resolve disagreements between Management and the Fund's external auditors regarding financial reporting or the application of any accounting principles or practices;

(c) review earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Fund gives earnings guidance;

(d) establish and monitor procedures for the receipt and treatment of complaints received by the Fund regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with the Management these procedures and any significant complaints received;

(e) review and approve all related party transactions;

(f) receive from the Chief Executive Officer and the Chief Financial Officer of the Administrator a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws; and

(g) review and discuss the Fund's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III. In Respect of Insurance

(a) review periodically insurance programs relating to the Fund and its investments.

IV. In Respect of Internal Controls

(a) review the adequacy and effectiveness of the Fund's internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls; and

(b) oversee compliance with internal controls.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Fund's financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the Fund's external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Fund, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes or otherwise is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Fund's financial information or public disclosure.

82-34949

Form 52-109F2 - Certification of Annual Filings

I, Michael McKenna, President and CEO of XS Cargo GP Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with the issuer's GAAP; and,

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any changes in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 16th day of March, 2007


RECEIVED
2007 APR -4 A 9:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(signed) *"Michael McKenna"*
Michael McKenna
President and Chief Executive Officer
XS Cargo GP Inc.

82-34949

Form 52-109F2 - Certification of Annual Filings

I, Jeff Rootman, Vice-President, Finance and CFO of XS Cargo GP Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of XS Cargo Income Fund, (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) Designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with the issuer's GAAP; and,

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5. I have caused the issuer to disclose in the annual MD&A any changes in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated the 16th day of March, 2007

(signed) *"Jeff Rootman"*

Jeff Rootman
Vice-President, Finance and Chief Financial Officer
XS Cargo GP Inc.

82-34949



Close Window



Print Release



XS Cargo Income Fund
TSX: XSC.UN

FEBRUARY 19, 2007 - 18:25 ET

XS Cargo Income Fund Announces February Cash Distribution

EDMONTON, ALBERTA--(CCNMatthews - Feb. 19, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today a cash distribution of $0.103125 per trust unit for the month of February, 2007. The distribution will be paid on March 15, 2007 to holders of record of trust units on February 28, 2007.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 35 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland and Nova Scotia. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman, CA
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

82-34949



Close Window

Print Release



XS Cargo Income Fund
TSX: XSC.UN

MARCH 12, 2007 - 13:49 ET

XS Cargo Income Fund Fourth Quarter and Year End Results Conference Call and Webcast

EDMONTON, ALBERTA--(CCNMatthews - March 12, 2007) - XS Cargo Income Fund (TSX:XSC.UN) will host a conference call and audio webcast for analysts, investors and media on Monday, March 19, 2007 at 1:00 p.m. ET. Michael McKenna, President and Chief Executive Officer and Jeff Rootman, Vice-President, Finance and Chief Financial Officer will discuss the details of the fourth quarter and year end financial results, which will be released prior to markets opening on March 19, 2007.

To participate in the conference call, please dial (416) 695-5259 in the Toronto area or toll free at 1 (877) 461-2814 at least 10 minutes ahead of time. A replay of the conference call will be available approximately two hours after the event until midnight ET, March 26, 2007. To listen to the audio replay, call (416) 695-5275 in the Toronto area or toll free at 1 (888) 509-0081. Passcode: 641497.

The simultaneous webcast of the event will be available at: http://events.onlinebroadcasting.com/xscargo/031907/index.php or on the investor relations page of the www.xscargo.com website.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 36 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Newfoundland, Nova Scotia and New Brunswick. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Email: jeff.rootman@xscargo.com
Website: www.xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings

82-34949



Close Window

Print Release



XS Cargo Income Fund
TSX: XSC.UN

MARCH 19, 2007 - 06:00 ET

XS Cargo Income Fund Reports 2006 Fourth Quarter and Year End Results and Announces a 9% Reduction in Cash Distributions

EDMONTON, ALBERTA--(CCNMatthews - March 19, 2007) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) today announced its results for the 2006 fourth quarter and year end. The Fund's audited consolidated year end financial statements and Management's Discussion and Analysis ("MD&A") can be found on XS Cargo's website at www.xscargo.com and on SEDAR at www.sedar.com.

For year, the Fund reported sales of $116.8 million; earnings before non-controlling interest of $10.2 million or $0.848 per unit outstanding and net earnings of $5.2 million or $0.848 per unit. Distributable cash (1) was $12.0 million or $1.00 per unit compared to distributions declared of $14.6 million or $1.22 per unit, resulting in a payout ratio of 122%.

Michael McKenna, President and Chief Executive Officer of the Fund stated, "Difficulties encountered with our inventory management system in the fourth quarter affected our ability to effectively allocate inventory between our stores. This resulted in lower sales due to higher than normal stock-outs as well as higher freight costs and labour inefficiencies associated with our efforts to reallocate inventory between stores. In March 2007, we entered into agreements with JDA® Software Group, Inc. for the purchase of a new point-of-sale and inventory management system and with Retail Process Engineering for consulting and implementation services. The new system implementation is commencing April 1, 2007, with targeted completion by the end of the third quarter. We are confident that the new system will not only allow us to effectively address our inventory allocation problems, but will contribute to improved labour efficiencies in our stores, distribution centre and head office."

JDA® Software Group, Inc. (NASDAQ:JDAS) is the enduring demand and supply chain partner to the world's leading retailers, manufacturers and suppliers, helping more than 5,500 customers in more than 60 countries realize real demand chain results.

McKenna continued, "The fundamentals of our business remain strong and our store expansion strategy continues to drive solid revenue growth. Given the required capital investment to continue that expansion as well as implement the new point-of-sale and inventory management system, we feel a cautious approach to setting cash distribution levels is appropriate."

The Fund announced a reduction in its annual distributions on Trust Units back to $1.125 per Trust Unit, the rate established at the time of its initial public offering. Monthly distributions will be reduced to $0.09375 per Trust Unit beginning with the March 2007 distribution, which is payable on April 15, 2007 to unitholders of record at the close of business on March 31, 2007. The Fund's indirect subsidiary, XS Cargo LP, announced a suspension of distributions to holders of Subordinated LP Units.

Highlights for the year (2):

- Sales of $116.8 million, up 20.0% from 2005.

- Gross margin of $42.5 million, up 17.9% from 2005.

- Gross margin percentage of 36.4% compared to 37.0% in 2005.

- Earnings from operations (1) of $14.0 million, down by 9.2% from 2005.

- Same store sales decrease of 3.6%, excluding three of our stores that experienced expected cannibalization from new stores opening in overlapping trading areas, from 2005, due primarily to difficulties with our computer system that resulted in sub-optimal inventory allocation.

- Product replacement extended warranty plans ("PRPs") sales continue to be strong with $3.2 million of PRPs sold since implementation 15 months ago, of which $1.1 million was recognized as revenue during the year.

- Eight new stores were opened during the year.

- Launched new website on November 16, 2006 with the ability to process sales online.

- Distributable cash (1) of $1.00 per unit compared to distributions declared of $1.22 per unit.

Highlights for the fourth quarter

- Fourth quarter sales of $42.3 million, up 16.2% from the fourth quarter of 2005.

- Fourth quarter gross margin of $14.6 million, up 5.7% from the fourth quarter of 2005.

- Gross margin percentage of 34.4% compared to 37.8% for the fourth quarter of 2005.

- Earnings from operations of $4.6 million, down 31.2% from the fourth quarter of 2005.

- Same store sales decrease of 9.2% for the fourth quarter, excluding three of our stores that experienced expected cannibalization from new stores opening in overlapping trading areas.

- Three new stores opened on October 26 in Halifax, Nova Scotia; St. John's, Newfoundland; and Vancouver, British Columbia.

- Distributable cash (1) of $0.32 per unit compared to distributions declared of $0.31 per unit. Due to the seasonal nature of our business, over 40% of our annual distributable cash (1) is generated in the fourth quarter. Since the Fund declares equal monthly distributions throughout the year, it is expected that distributable cash (1) will be below distributions declared in the first three quarters.

The Fund also announced amendments to its available credit facilities. The limit on the Term Loan was increased from $17.5 million to $25.0 million, with the additional $7.5 million available to be drawn at the Fund's option prior to August 31, 2007. The limit on the Demand Revolving Operating Loan was increased from $10.0 million to $12.5 million until July 31, increasing further to $20.0 million during the peak purchasing season between August 1 and December 31. The additional credit facilities will be used to finance the new point-of-sale and inventory management system as well as working capital requirements and capital assets related to store expansion and enable the Fund to make monthly distribution based on its estimate of distributable cash for the year, approximately 40% of which is expected to be generated in the fourth quarter.

Business of the Fund

The Fund commenced business operations on May 17, 2005, when it completed an initial public offering (the "IPO") of 6,106,000 trust units at a price of $10 per unit, for aggregate gross proceeds of $61,060,000. Concurrent with the closing of the IPO, the Fund acquired a 51% indirect interest in XS Cargo LP and XS Cargo LP acquired the net assets (the "Acquired Business") of Famous Brands (Edmonton) Inc. (the "Vendor"). XS Cargo LP operates 36 closeout retail stores in Alberta, British Columbia, Manitoba, Saskatchewan, Ontario, Newfoundland, Nova Scotia and New Brunswick.

(1) Non-GAAP Measures

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA is a useful supplemental measure of performance and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Earnings from operations have been calculated as described below. In the case of the Fund, earnings from operations have been derived by adding interest expense, amortization of property and equipment and intangible assets, unit-based compensation and non-controlling interest to net earnings for the period. In the case of the Vendor, earnings from operations have been derived by adding amortization expense, employee profit sharing plan contributions, interest expense, and income tax expense to net earnings (loss) for the period.

Payout ratio refers to the ratio of cash distributions declared to unitholders to distributable cash generated by the Fund.

EBITDA, distributable cash, earnings from operations and payout ratio are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA, distributable cash and earnings from operations should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA, distributable cash, earnings from operations and payout may differ from the methods used by other issuers and may not be comparable to similar measures presented by other issuers.

(2) Non-GAAP Measures

The Fund commenced business operation on May 17, 2005 after acquiring the business from the Vendor. For the purposes of the highlights for the year, the results of operations of the Fund from May 17, 2005 to December 31, 2005 have been combined with unaudited results of operations of the Vendor from January 1, 2005 to May 16, 2005.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in the press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's MD&A.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and, except as required by law, the Fund assumes no obligation to update or revise them to reflect new events or circumstances.

XS Cargo Income Fund
Consolidated Balance Sheets
As at December 31

	2006	2005
	$	$
Assets		
Current		
Cash and cash equivalents	1,017,824	7,442,496
Rebate and other receivables	439,384	501,486
Inventory	22,288,806	15,752,388
Deposits on inventory	6,604,788	4,079,482
Prepaid expenses and deposits	828,775	612,151
	31,179,577	28,388,003
Deferred charges (Note 7)	331,799	124,414
Property and equipment (Note 4)	4,332,028	2,730,783
Intangible assets (Note 5)	6,718,000	7,910,000
Goodwill (Note 3)	101,788,426	101,788,426
	144,349,830	140,941,626

Liabilities

Current		
Accounts payable and accrued liabilities	10,597,933	7,094,948
Deferred revenue (Note 7)	1,528,327	417,152
Distributions payable to unitholders (Note 9)	629,681	572,438
Distributions payable to non-controlling interest (Note 10)	1,103,235	1,000,943
Term loan (Note 6)	2,500,000	-
	16,359,176	9,085,481
Term Loan (Note 6)	15,000,000	15,000,000
Deferred revenue (Note 7)	607,513	352,753
Unamortized lease inducements (Note 8)	317,975	142,116
	32,284,664	24,580,350
Non-controlling interest (Note 10)	57,493,942	59,527,529
	89,778,606	84,107,879
Commitments (Note 11)		
Unitholders' Equity		
Fund Units (Note 9)	56,131,876	56,131,876
(Deficit) retained earnings	(1,560,652)	701,871
	54,571,224	56,833,747
	144,349,830	140,941,626

XS Cargo Income Fund
Consolidated Statements of Earnings
For the year ended December 31, 2006 and for the period from April 6, 2005, including operations from May 17, 2005 (date of commencement of business operations) to December 31, 2005

	Year ended December 31, 2006	Eight-month period ended December 31, 2005
	$	$
Sales	116,793,895	68,967,157
Cost of goods sold	74,328,664	42,967,715
Gross Margin	42,465,231	25,999,442
Expenses		
Administrative and operating	28,676,052	14,594,401
Amortization of property and equipment	898,878	337,148
Amortization of intangible assets	1,192,000	745,000
	30,766,930	15,676,549

Earnings before the undernoted	11,698,301	10,322,893
Other expenses		
Interest on bank indebtedness	291,060	21,689
Interest on term loan	1,042,066	483,233
Foreign exchange loss	194,091	37,091
	1,527,217	542,013
Earnings before non-controlling interest	10,171,084	9,780,880
Non-controlling interest (Note 10)	4,991,919	4,797,481
Net earnings for the period	5,179,165	4,983,399
Basic and diluted earnings per unit (Note 16)	0.848	0.816

XS Cargo Income Fund
Consolidated Statements of (Deficit) Retained Earnings
For the year ended December 31, 2006 and for the period
from April 6, 2005, including operations from May 17, 2005
(date of commencement of business operations) to December 31, 2005

	Year ended December 31, 2006	Eight-month period ended December 31, 2005
	$	$
Retained earnings, beginning of the period	701,871	-
Net earnings for the period	5,179,165	4,983,399
Distributions declared in the period	(7,441,688)	(4,281,528)
(Deficit) retained earnings, end of the period	(1,560,652)	701,871

XS Cargo Income Fund
Consolidated Statements of Cash Flows
For the year ended December 31, 2006 and for the period
from April 6, 2005, including operations from May 17, 2005
(date of commencement of business operations) to December 31, 2005

	Year ended December 31, 2006	Eight-month period ended December 31, 2005
	$	$

Cash provided by (used for) the following activities		
Operating Activities		
Net earnings for the period	5,179,165	4,983,399
Items not affecting cash:		
Non-controlling interest	4,991,919	4,797,481
Amortization of property and equipment	898,878	337,148
Amortization of intangible assets	1,192,000	745,000
Unit based compensation (Note 13)	147,000	187,330
Deferred charges, net of costs recognized	(207,385)	(124,414)
Deferred revenue, net of revenue recognized	1,365,935	769,905
Lease inducements received, net of amortization of lease inducements	175,859	142,116
	13,743,371	11,837,965
Net change in non-cash working capital	(5,713,262)	3,841,158
	8,030,109	15,679,123
Financing Activities		
Repayment of amounts due to Vendor	-	(901,394)
Net proceeds from the issuance of Units	-	56,131,876
Proceeds from term loan	2,500,000	15,000,000
Distributions paid on Fund Units	(7,384,445)	(3,709,089)
Distributions paid to non-controlling interest ,	(7,070,213)	(3,120,839)
	(11,954,658)	63,400,554
Investing Activities		
Purchases of property and equipment	(2,500,123)	(569,400)
Business acquisition -- net of cash acquired (Note 3)	-	(71,067,781)
	(2,500,123)	(71,637,181)
(Decrease) Increase in cash and cash equivalents	(6,424,672)	7,442,496
Cash and cash equivalents, beginning of period	7,442,496	-
Cash and cash equivalents, end of period	1,017,824	7,442,496
Supplementary cash flow information		
Interest paid	1,333,126	504,922

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112
Website: www.xscargo.com

INDUSTRY:

Retail - Appliances
Retail - Consumer Electronics
Retail - E-Commerce
Retail - Furniture & Furnishings


END